SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of March, 2010

CHINA PETROLEUM & CHEMICAL CORPORATION
22 Chaoyangmen North Street,
Chaoyang District, Beijing, 100728
People's Republic of China
Tel: (8610) 59960114

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	✓	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No	✓

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________.)

N/A

This Form 6-K consists of:

1.	An announcement on results for the year ended December 31, 2009, of China Petroleum & Chemical Corporation (the “Registrant”);

2.	An announcement on proposal to issue share convertible bonds;

3.	An announcement on connected transactions and discloseable transaction; and

4.	An announcement on amendments to the articles of association;

each made by the Registrant on March 26, 2010.

Document 1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 0386)

Results for the Year Ended 31 December 2009

1.	Important Notice

1.1
The Board of Directors (the “Board of Directors”) of China Petroleum & Chemical Corporation (“Sinopec Corp.”) and the Directors, Supervisors and Senior Management warrant that there are no material omissions from, or misrepresentations or misleading statements contained in this announcement, and jointly and severally accept full responsibility for the authenticity, accuracy and completeness of the information contained in this announcement.

This announcement is a summary of the annual report. The entire report can be downloaded from the websites of the Shanghai Stock Exchange (www.sse.com.cn) and Sinopec Corp. (www.sinopec.com). Investors should read the annual report for the year 2009 for more details.

1.2
The annual report for this year has been approved unanimously at the fifth meeting of the Fourth Session of the Board of Directors of Sinopec Corp.. No Director has any doubt as to, or the inability to warrant, the authenticity, accuracy and completeness of the annual report.

1.3
Mr. Chen Xiaojin, Director of Sinopec Corp., could not attend the fifth meeting of the Fourth Session of the Board for reasons of offical duties. Mr. Chen Xiaojin authorised Mr. Ye Qing to vote on his behalf in respect of the resolutions put forward in the meeting of the Board.

1.5	There is no occupancy of non-operating funds by the substantial shareholders of Sinopec Corp.

1.6	There is no breach of regulations, decisions or procedures in relation to provisions of external guarantees by Sinopec Corp.

1.7
Mr. Su Shulin (Chairman of the Board), Mr. Wang Tianpu (Vice Chairman and President) and Mr. Wang Xinhua (Chief Financial Officer and Head of the Corporate Finance Department) warrant the authenticity and completeness of the financial statements contained in the annual report for the year ended 31 December 2009.

2.	Basic Information about Sinopec Corp.

2.1	Basic information of Sinopec Corp.

Stock name	SINOPEC CORP	SINOPEC CORP	SINOPEC CORP	SINOPEC CORP
Stock code	0386	SNP	SNP	600028
Place of listing	Hong Kong Stock Exchange	New York Stock Exchange	London Stock Exchange	Shanghai Stock Exchange
Registered address and office address	22 Chaoyanmen North Street, Chaoyang District, Beijing, China
Postcode	100728
Website	http://www.sinopec.com
E-mail	ir@sinopec.com / media@sinopec.com

2.2	Contact persons of Sinopec Corp. and means of communication

			Secretary to	Representative on
	Authorised representatives		the Board of Directors	Securities Matters

Name	Mr.Wang Tianpu	Mr. Chen Ge	Mr. Chen Ge	Mr. Huang Wensheng
Address	22 Chaoyanmen North Street, Chaoyang District, Beijing, China
Tel	86-10-5996 0028	86-10-5996 0028	86-10-5996 0028	86-10-5996 0028
Fax	86-10-5996 0368	86-10-5996 0368	86-10-5996 0368	86-10-5996 0368
E-mail	ir@sinopec.com / media@sinopec.com

3	Principal Financial Data and Indicators

	3.1	FINANCIAL DATA AND INDICATORS PREPARED IN ACCORDANCE WITH CHINA ACCOUNTING STANDARDS FOR BUSINESS ENTERPRISES (ÒASBEÓ)

3.1.1	Principal financial data

	For the years ended 31 December
	2009	2008	2007	Change
Items	RMB millions	RMB millions	%	RMB millions

Operating income	1,345,052	1,444,291	(6.9)	1,200,997
Operating profit/(loss)	80,202	(28,766)	—	78,083
Profit before taxation	80,076	22,025	263.6	82,817
Net profit attributable to equity shareholders of the Company	61,290	28,445	115.5	55,896
Net profit attributable to equity shareholders of the Company before extraordinary gain and loss	61,258	29,307	109.0	56,438
Net cash flow from operating activities	158,796	74,268	113.8	123,629

	At 31 December
	2009	2008	Change	2007
Items	RMB millions	RMB millions	%	RMB millions

Total assets	866,475	763,297	13.5	740,358
Shareholders’ equity attributable to equity shareholders of the Company	377,182	329,300	14.5	308,509

3.1.2	Principal financial indicators

	For the years ended 31 December
	2009	2008	Change	2007
Items	RMB	RMB	%	RMB

Basic earnings per share	0.707	0.328	115.5	0.645
Diluted earnings per share	0.702	0.288	143.8	0.645
Basic earnings per share (before extraordinary gain and loss)	0.707	0.338	109.0	0.651
Fully diluted return on net assets (%)	16.25	8.64	7.61	18.12
			percentage points
Weighted average return on net assets (%)	17.25	8.86	8.39	19.37
			percentage points
Fully diluted return (before extraordinary gain and loss) on net assets	16.24	8.90	7.34	18.29
			percentage points
Weighted average return (before extraordinary gain and loss) on net assets (%)	17.24	9.13	8.11	19.56
			percentage points
Net cash flow from operating activities per share	1.832	0.857	113.8	1.426

	At 31 December
	2009	2008	Change	2007
Items	RMB	RMB	%	RMB

Net assets attributable to equity shareholders of the Company per share	4.350	3.798	14.5	3.558

3.1.3	Extraordinary items and corresponding amounts

For the year ended
31 December 2009
(Gain)/loss
Items	RMB millions

Gain on disposal of fixed assets	(211)
Donations	174
Gain on holding and disposal of various investments	(322)
Net profit of subsidiaries generated from a business combination involving entities under common control before acquisition date	(62)
Other non-operating income and expenses, net	190
Subtotal	(231)
Tax effect	42
Total	(189)
Attributable to:
Equity shareholders of the Company	(32)
Minority interests	(157)

3.1.4	Accounting captions measured by fair value

Unit: RMB millions

			Fair value	Fair value	Provision for
			change	change	impairment
		Balance as at	recognised in	recognised	losses during	Balance as at
		1 January	profit and loss	in equity	the reporting	31 December
Items		2009	during the year	during the year	period	2009

Financial assets
Among which:
1.	Financial assets at fair valuethrough profit and loss	643	151	—	—	182
	Among which:
	Derivative financial assets	643	151	—	—	182
2.	Available-for-sale financial assets	154	—	(175)	—	1,461
3.	Cash flow hedges	224	—	111	—	142
Total financial assets		1,021	151	(64)	—	1,785
Financial liabilities		(546)	(516)	(57)	—	(976)
Investment properties		—	—	—	—	—
Productive biological assets		—	—	—	—	—

Total		475	(365)	(121)	—	809

3.2	FINANCIAL INFORMATION EXTRACTED FROM THE FINANCIAL STATEMENTS PREPARED IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS (ÒIFRSÓ)

	For the	For the		For the
	year ended	year ended		year ended
	31 December	31 December		31 December
	2009	2008	Change	2007
Items	RMB millions	RMB millions	%	RMB millions

Turnover, other operating revenue and other income	1,345,052	1,495,148	(10.0)	1,205,860
Profit attributable to equity shareholders of the Company	61,760	28,525	116.5	55,914
Basic earnings per share (RMB)	0.712	0.329	116.5	0.645
Diluted earnings per share (RMB)	0.708	0.289	145.0	0.645
Return on capital employed (%) *	11.13	5.15	5.98	11.66
			percentage points
Net cash generated from operating activities per share (RMB)	1.754	0.767	128.7	1.368

*	Return on capital employed = operating profit x (1 - income tax rate)/capital employed

	At	At		At
	31 December	31 December		31December
	2009	2008	Change	2007
Items	RMB millions	RMB millions	%	RMB millions

Current assets	201,280	165,398	21.7	186,761
Current liabilities	313,419	286,656	9.3	275,533
Total assets	877,842	779,172	12.7	743,371
Total equity attributable to equity shareholders of the Company	375,661	327,889	14.6	307,897
Net assets per share (RMB)	4.333	3.782	14.6	3.551
Adjusted net assets per share (RMB)	4.254	3.690	15.3	3.471

3.3	MAJOR DIFFERENCES BETWEEN THE AUDITED FINANCIAL STATEMENTS PREPARED UNDER ASBE AND IFRS

Applicable	Not applicable

ASBE	IFRS

Net profits (RMB millions)	64,000	64,484

Difference analysis	Please see section 9.2.3

4.	Changes in Share Capital and Shareholdings of the Principal Shareholders

4.1	Changes in the share capital

√ Applicable	□ Not applicable

Unit: 10,000 Shares

						Increase/
		Before change				(decrease)
			Percentage	New share	Bonus	Conversion			After change
		Number	%	issued	issued	from reserve	Others	Sub-total	Number	Percentage %

Shares with selling restrictions		5,708,780.0	65.84	—	—	—	(5,708,780.0)	(5,708,780.0)	—	—
1	State-owned shares	5,708,780.0	65.84	—	—	—	(5,708,780.0)	(5,708,780.0)	—	—
2	State-owned legal person shares	—	—	—	—	—	—	—	—	—
3	Shares held by other domestic investors	—	—	—	—	—	—	—	—	—
4	Shares held by foreign investors	—	—	—	—	—	—	—	—	—
Shares without selling restrictions		2,961,463.9	34.16	—	—	—	5,708,780.0	5,708,780.0	8,670,243.9	100.00
1	RMB ordinary shares	1,283,415.1	14.80	—	—	—	5,708,780.0	5,708,780.0	6,992,195.1	80.65
2	Foreign shares listed domestically	—	—	—	—	—	—	—	—	—
3	Foreign shares listed overseas	1,678,048.8	19.35	—	—	—	—	—	1,678,048.8	19.35
4	Others	—	—	—	—	—	—	—	—	—
Total Shares		8,670,243.9	100.00	—	—	—	—	—	8,670,243.9	100.00

Note:	Percentage of individual items may not add up to total figure due to rounding.

Changes in shares with selling restrictions

		Number of shares	Increase of shares	Number of shares
	Number of shares	released from	with selling	with selling
	with selling restriction at	selling restriction	restriction	restriction	Reason of	Date when
Name of shareholders	beginning of the year	during the year	during the year	of the year	selling restriction	restriction expired
China Petrochemical Corporation	5,708,780.0	5,708,780.0	—	—	A Share reform	October 16, 2009

4.2	Number of shareholders and shareholdings of principal shareholders

Number of shareholders of Sinopec Corp. as at 31 December 2009 was 769,563, including 762,493 holders of A Shares and 7,070 holders of H Shares. The public float of Sinopec Corp. satisfied the requirement of the Rules Governing The Listing of Securities on the Stock Exchange of Hong Kong Limited.

(1)	Top ten shareholders and top ten shareholders without selling restrictions
Unit: 10,000 Shares
		As a percentage	Number of
		of total	shares held
		shares in issue	at the end	Number of
	Nature of	at the end of	of reporting	Change from	pledges or
Name of Shareholders	shareholders	reporting period	period	2008 to 2009	lock-ups
		%

China Petrochemical Corporation	State-owned	75.84	6,575,804.4	—	—
HKSCC (Nominees) Limited	H Shares	19.23	1,667,527.7	(1,240.5)	N/A
China Life Insurance Corp.
Dividend － Individual Dividend-005L-FH002 Shanghai	A Shares	0.30	25,678.2	20,695.5	—
Guotai Junan Securities Co., Ltd.	A Shares	0.29	25,448.4	(12,342.2)	—
Bosera Thematic Sector Securities Investment Fund	A Shares	0.09	7,500.0	—	—
Changsheng Tongqing Separately-traded Stock Fund	A Shares	0.07	6,002.7	New shareholder	—
Shanghai Investment & Morgan China Premium Securities Investment Fund	A Shares	0.05	4,400.0	(582.7)	—
Shanghai Stock Exchange Tradable Open-ended Index 50 Fund	A Shares	0.05	3,955.4	(1,879.2)	—
Fortune SGAM Selected Sectors Fund	A Shares	0.04	3,609.0	359.2	—
China AMC GARP Fund	A Shares	0.04	3,546.1	New shareholder	—

Statement on the connected party relationship or acting in concert among the above mentioned shareholders:

We are not aware of any connected party relationship or acting in concert among or between the top ten shareholders, except that Shanghai Stock Exchange Tradable Open-ended Index 50 Fund and ChinaAMC GARP Fund are managed by China Asset Management Co., Ltd.

4.3	Information about the controlling shareholder and the de facto controller

4.3.1	Changes of the controlling shareholder and the de facto controller in the reporting period

□ Applicable	√ Not applicable

4.3.2	Changes in the controlling shareholders and the de facto controller

(1)	Controlling shareholder

The controlling shareholder of Sinopec Corp. is China Petrochemical Corporation. Established in July 1998, China Petrochemical Corporation is a state authorised investment organisation and a state-owned company. Its registered capital is RMB 130.6 billion, and the legal representative is Mr. Su Shulin. Through reorganisation in 2000, China Petrochemical Corporation injected its principal petroleum and petrochemical business into Sinopec Corp. and retained certain petrochemical facilities and small-scale refineries. It provides well-drilling services, well logging services, downhole operation services, services in connection with manufacturing and maintenance of production equipment, engineering construction, utility services including water and power and social services.

(2)	Except for HKSCC (Nominees) Limited, no other legal person shareholders hold 10% or more of the shares of Sinopec Corp.

(3)	Basic information of the de facto controller

China Petrochemical Corporation is the de facto controller of Sinopec Corp.

(4)	Diagram of the equity and controlling relationship between Sinopec Corp. and its de facto controller

5.	Directors, Supervisors and Senior Management and Employees

5.1	Information on the changes in the shares held by the Directors, Supervisors and Senior Management and employees, and their remunerations

5.1.1	Information of Directors

					Remuneration
					paid by the
					Company	Whether	Shares held at
					in 2009	paid by the	Sinopec Corp.
			Position with		(RMB10,000,	holding	(as at 31 December)
Name	Gender	Age	Sinopec Corp.	Tenure	before tax)	Company	2009	2008

Su Shulin	Male	47	Chairman	2009.05-2012.05	—	Yes	0	0
Wang Tianpu	Male	47	Vice Chairman, President	2009.05-2012.05	72.57	No	0	0
Zhang Yaocang	Male	56	Vice Chairman	2009.05-2012.05	—	Yes	0	0
Zhang Jianhua	Male	45	Board Director,	2009.05-2012.05	72.04	No	0	0
			Senior Vice President
Wang Zhigang	Male	52	Board Director,	2009.05-2012.05	72.04	No	0	0
			Senior Vice President
Cai Xiyou	Male	48	Board Director,	2009.05-2012.05	72.04	No	0	0
			Senior Vice President
Cao Yaofeng	Male	56	Board Director	2009.05-2012.05	—	Yes	0	0
Li Chunguang	Male	54	Board Director	2009.05-2012.05	—	Yes	0	0
Dai Houliang	Male	46	Board Director,	2009.05-2012.05	72.04	No	0	0
			Senior Vice President
Liu Yun	Male	53	Board Director	2009.05-2012.05	—	Yes	0	0
Liu Zhongli	Male	75	Independent Non-	2009.05-2012.05	24	No	0	0
			executive Director		(Director’ Fees)
Ye Qing	Male	76	Independent Non-	2009.05-2012.05	14	No	0	0
			executive Director		(Director’ Fees)
Li Deshui	Male	65	Independent Non-	2009.05-2012.05	24	No	0	0
			executive Director		(Director’ Fees)
Xie Zhongyu	Male	66	Independent Non-	2009.05-2012.05	14	No	0	0
			executive Director		(Director’ Fees)
Chen Xiaojin	Male	65	Independent Non-	2009.05-2012.05	14	No	0	0
			executive Director		(Director’ Fees)

5.1.2	Supervisors

					Remuneration
					paid by the	Whether	Shares held
					company in 2009	paid by	at Sinopec Corp.
			Position with		(RMB10,000,	the holding	(as at 31 December)
Name	Gender	Age	Sinopec Corp.	Term of Office	before tax)	Company	2009	2008

Wang Zuoran	Male	59	Chairman of	2009.05-2012.05	—	Yes	0	0
			Board of Supervisors
Zhang Youcai	Male	68	Vice Chairman of	2009.05-2012.05	24	No	0	0
			Board of Supervisors,		(Supervisor’s
			Independent Supervisor		Fees)
Geng Limin	Male	55	Supervisor	2009.05-2012.05	—	Yes	0	0
Zou Huiping	Male	49	Supervisor	2009.05-2012.05	44.76	No	0	0
Li Yonggui	Male	69	Independent Supervisor	2009.05-2012.05	24	No	0	0
					(Supervisor’s
					Fees)
Liu Xiaohong	Male	55	Employee Representative	2009.05-2012.05	31.79	No	0	0
			Supervisor
Zhou Shiliang	Male	52	Employee Representative	2009.05-2012.05	32.17	No	0	0
			Supervisor
Chen Mingzheng	Male	52	Employee Representative	2009.05-2012.05	38.69	No	0	0
			Supervisor
Su Wensheng	Male	53	Employee Representative	2009.05-2012.05	45.03	No	0	0
			Supervisor

5.1.3	Other Members of the Senior Management

				Remuneration
				paid by
				the Company	Whether	Shares held at
				in 2009	paid by	Sinopec Corp.
			Position in	(RMB 10,000,	the holding	(as at 31 December)
Name	Gender	Age	the Company	before tax)	company	2009	2008

Wang Xinhua	Male	54	CFO	35.49	No	0	0
Zhang Kehua	Male	56	Vice President	53.85	No	0	0
Zhang Haichao	Male	52	Vice President	52.53	No	0	0
Jiao Fangzheng	Male	47	Vice President	52.53	No	0	0
Lei Dianwu	Male	47	Vice President	36.15	No	0	0
Chen Ge	Male	47	Board Secretary	44.01	No	0	0

Note:
During the reporting period, each of the above Directors, Supervisors and senior management personnel held no share at the beginning of the year, no share at the end of the year, no option of Sinopec Corp., and no shares with selling restrictions. The Company did not implement any equity incentive programme.

5.2	New Appointment or Termination of Directors, Supervisors and Senior Management

In 2008, the Annual General Meeting of Shareholders of Sinopec Corp. elected the 4th Session of Board of Directors, whose members are as follows: Mr. Su Shulin, Mr. Wang Tianpu, Mr. Zhang Yaocang, Mr. Zhang Jianhua, Mr. Wang Zhigang, Mr. Cai Xiyou, Mr. Cao Yaofeng, Mr. Li Chunguang, Mr. Dai Houliang, Mr. Liu Yun, Mr. Liu Zhongli, Mr. Ye Qing, Mr. Li Deshui, Mr. Xie Zhongyu, and Mr. Chen Xiaojin. Members of the 3rd Session of Board of Directors of Sinopec Corp., Vice Chairman Mr. Zhou Yuan, Directors Mr. Shi Wanpeng, Mr. Yao Zhongmin and Mr. Fan Yifei no longer hold posts in the new session.

The 4th Session of Board of Supervisors of Sinopec Corp. were also elected, whose members are as follows: Mr. Wang Zuoran, Mr. Zhang Youcai, Mr. Geng Limin, Mr. Zou Huiping and Mr. Li Yonggui. In addition, through the democratic election by employees, Mr. Liu Xiaohong, Mr. Zhou Shiliang, Mr.Chen Mingzheng and Mr. Su Wensheng were elected as Employee Representative Supervisors in the 4th Session of Board of Supervisors of Sinopec Corp.. Supervisors of the 3rd Session of Board of Supervisors Mr. Kang Xianzhang, Mr. Zhang Jitian, Mr. Cui Guoqi, Mr. Li Zhonghua no longer act as Supervisors in the new session.

The first meeting of the 4th Session of Board of Directors of Sinopec Corp. elected Mr. Su Shulin as Chairman, and Mr. Wang Tianpu, Mr. Zhang Yaocang as Vice Chairman. The Board of Directors appointed Mr. Wang Tianpu as President, and appointed Mr. Zhang Jianhua, Mr. Wang Zhigang, Mr. Cai Xiyou, Mr. Dai Houliang as Senior Vice President. Mr. Wang Xinhua was appointed as CFO and Mr. Zhang Kehua, Mr. Zhang Haicao, Mr. Jiao Fangzheng and Mr. Lei Dianwu were appointed as Vice Presidents. Mr. Chen Ge was appointed as Secretary of Board of Directors.

The first meeting of the 4th Session of Board of Supervisors of Sinopec Corp. elected Mr. Wang Zuoran as Chairman of Board of Supervisors and Mr. Zhang Youcai as Vice Chairman.

6	Report of the Board of Directors

6.1	Business review in the reporting period

6.1.1	Business review

In 2009, Chinese economy was seriously impacted by the global financial crisis. The Chinese government implemented a stimulus package to promote the economic growth and carried out proactive fiscal policy and moderately easy monetary policy, thereby giving an impetus to the growth of Chinese economy and maintaining a GDP growth of 8.7%. The Company’s business environment underwent significant and profound changes in 2009. At the beginning of the year, petroleum and petrochemical products witnessed a sharp drop in market demand and prices on a year-on-year basis. However, the market demand gradually recovered and the price went up accordingly after the first quarter. The Company spared no efforts in exploring market, reinforcing precision management and improving structure adjustment according to market condition, which not only guaranteed the stable growth in upstream, mid-stream and downstream production and operation, but also realized satisfactory profits.

6.1.1.1	Review of Market Environment

(1)	Crude oil market

In 2009, international crude oil price rebounded after reaching the bottom. In the first quarter, international crude oil price remained low. However, the price climbed substantially since the month of May, fluctuating between US$ 60/bbl to US$ 80/bbl. The annual average spot price of Brent was US$ 61.5/bbl, with a year-on-year drop of 36.6%. Price trend of domestic crude oil was in line with the international markets.

(2)	Refined oil products market

Domestic demand in domestic oil products market gradually increased in 2009. However, due to the sufficient supply, the market competition was fierce. With the rapid growth of domestic economy and substantial increase in domestic automobile consumption, the apparent consumption of oil products rose quarter by quarter. According to statistics, in 2009, apparent domestic consumption of oil products (inclusive of gasoline, diesel and kerosene) was 207 million tonnes, with a year-on-year increase of 0.9%.

(3)	Chemicals market

Chinese central government’s stimulus package promoted the consumption of chemical products in relevant industries in 2009, and boosted the demand in domestic chemical products market. According to the Company’s statistics, the apparent domestic consumption of synthetic resin, synthetic fiber and synthetic rubber registered a year-on-year increase of 21.5%, 12.6% and 22.3% respectively. The apparent domestic consumption of ethylene equivalent increased by 8% compared with the previous year. Domestic prices of chemical products gradually recovered from a low level.

6.1.1.2	Production and Operation

(1)	Exploration and Production

In 2009, the Company further implemented oil-and-gas resource strategy by reducing cost and fees instead of trimming production when oil price was low. The Company increased exploration input and reinforced trap reservoir. New breakthroughs were made in Leikoupo Formation in northeast Sichuan. The exploration in Tuoputai area of Tahe realized great achievement. New findings were acquired through explorating new layers in eastern matured fields and new blocks in the west. In 2009, the Company completed 14,515 kilometers of 2D seismic and 11,069 square kilometers of 3D seismic exploration, and drilled 570 exploration wells with a total footage of 1,643 kilometers. Addition of proved oil and gas reserve was 293.25 mmboe. As to development, Sichuan-East China Gas Project started trial operation. Construction of Songnan Gas Field with an annual capacity of 1 billion cubic meters was completed and put into operation. Meanwhile, the Company intensified its efforts and input in scientific and technological research of tertiary oil recovery and reserves that are difficult to recover, and enhanced single-well capacity and recovery rate, resulting in stable increase of oil and gas output. In addition to the steady increase in crude oil output in the matured fields in east China, the production in the newly-developed western fields, represented by Tahe Oil Field, increased substantially.

Summary of Operations of Exploration and Production Segment

				Change
				from
				2008 to
	2009	2008	2007	2009 (%)

Crude oil production (mmbbls)	301.15	296.80	291.67	1.5
Natural gas production (bcf)	299.01	293.07	282.59	2.0
Newly added proved reserve of crude oil (mmbbls)	280.19	114.02	20.67	145.7
Newly added proved reserve of natural gas (bcf)	78.38	921.60	3,756.67	(91.5)
Proved reserve of crude oil (mmbbls)	2,820	2,841	3,024	(0.7)
Proved reserve of natural gas (bcf)	6,738.70	6,959.31	6,330.81	(3.2)
Proved reserve of oil and gas (mmboe)	3,943	4,001	4,079	(1.4)

Note:	Crude oil is converted at 1 tonne to 7.1 barrels, and natural gas is converted at 1 cubic meter to 35.31 cubic feet.

(2)	Refining

In 2009, fully tapping its refineries potentials after revamping and upgrading the existing facilities to take in different grades of crude, the Company expanded its refinery throughput and export volumn. Refining facilities had run at full capacity since the second quarter. The Company adhered to diversification of crude oil sources to lower the procurement cost. The Company adjusted the product mix to increase the production of gasoline and jet fuel and expanded sales of asphalt, LPG and petroleum coke. The Company actively expanded its processing business for the third parties. Construction of refining facilities of Fujian and Tianjin refining and chemical integration projects and the oil products quality upgrading projects were completed and brought into production. In 2009, the Company processed 183 million tonnes of crude oil, representing an increase of 6.7% over the previous year, and produced 114 million tonnes of oil products, up 5.9% over the previous year.

Summary of Production and Operations of Refining Segment

				Change
				from
				2008 to
	2009	2008note 1	2007	2009 (%)

Crude oil throughput (million tonnes)	182.62	171.14	164.00	6.7
Gasoline, diesel and kerosene production (million tonnes)	113.69	107.37	98.28	5.9
Of which: Gasoline (million tonnes)	34.43	29.65	26.55	16.1
Diesel (million tonnes)	68.86	69.74	63.41	(1.3)
Kerosene (million tonnes)	10.39	7.99	8.32	30.0
Light chemical feedstock (million tonnes)	26.87	23.12	24.00	16.2
Light products yield (%)	75.54	74.75	74.48	0.79
				percentage
				point
Refinery yield (%)	94.53	94.05	93.95	0.48
				percentage
				point

Note:	1.	The data of 2007 and 2008 was restated for the acquisition of Qingdao Petrochemical.
	2.	Refinery throughput is converted at 1 tonne to 7.35 barrels.

(3)	Refining

In 2009, faced with intense competition in domestic market, the Company gave full play to its matured marketing network, logistics system and brand advantages, took advanced marketing measures and flexible marketing strategy, provided considerate after-sale services, and achieved satisfactory performance. Meanwhile, the Company widely encouraged the use of IC cards and substantially increased non-fuel business. In 2009, the Company sold 124 million tonnes of oil products, a year-on-year increase of 0.8%.

Summary of Operations of Marketing and Distribution Segment

				Change
				from
				2008 to
	2009	2008	2007	2009 (%)

Total domestic sales volume of oil products (million tonnes)	124.02	122.98	119.39	0.8
Of which: Retail (million tonnes)	78.90	84.10	76.62	(6.2)
Direct sales (million tonnes)	25.61	19.63	20.17	30.5
Wholesale (million tonnes)	19.52	19.25	22.60	1.4
Average annual throughput per station (tonne/station)	2,715	2,935	2,697	(7.5)
Total number of service stations	29,698	29,279	29,062	1.4
Of which: Company-operated	29,055	28,647	28,405	1.4
Franchised	643	632	657	1.7

(4)	Chemicals

In 2009, the Company made tremendous efforts to explore the market, strengthen the connection among production, sales and research, improve customer services and establish the strategic alliances with major clients. The main chemical production facilities had operated at full capacity since March. Fujian ethylene project was completed and put into production. Tianjin ethylene project achieved mechanical completion. In 2009, the Company produced 6.713 million tonnes of ethylene with a year-on-year increase of 6.7%, and sold 40.8 million tonnes of chemical products.

Summary of Production of Major Chemical Products

Unit: thousand tonnes

				Change
				from
				2008 to
	2009	2008	2007	2009 (%)

Ethylene	6,713	6,289	6,534	6.7
Synthetic resin	10,287	9,643	9,660	6.7
Synthetic rubber	884	834	800	6.0
Synthetic fiber monomer and polymer	7,798	7,264	8,018	7.4
Synthetic fiber	1,302	1,260	1,417	3.3
Urea	1,752	1,649	1,565	6.2

Note:	100% production of joint ventures was included.

(5)	Research and Development

In 2009, the Company gave full play to the function of scientific and technological innovation as “accelerator” for development and made distinct achievements. Research on exploration target and key technologies for large-scale gas fields in northeast Sichuan substantially contributed to the growth of natural gas reserves. The ultra-low pressure continues reforming technology won 1st-class prize of National Science and Technology Progress Award, marking that Sinopec Corp. has the ability to construct large-scale refineries with its own technologies. The promotion and application of S-Zorb FCC gasoline adsorptive desulfurization technology and gasoline selective hydro-desulfurization technology guaranteed the successful quality upgrading of GB III standard gasoline. Breakthroughs in large scale gas-phase polyethylene technology and other process packages further improved the Chemicals Segment’s capability to make development on the strength of the Company’s own technologies. The production technologies, including high performance polyethylene fiber dry spinning method, special material for high performance polyethylene town gas pipe and special material for polypropylene bumpers, promoted the adjustment of chemical product mix. New achievements in MTO molecular sieve preparation technology and technology of producing oil from syngas and producing ethylene glycol from syngas rendered new technological support to the strategic development of the Company. Eleven projects were granted National Science and Technology Progress Award, including one for 1st-class prize and 10 for 2nd-class prize. In 2009, the Company applied for 1,570 domestic patents and was granted 605. The Company applied for 135 foreign patents and was granted 37.

(6)	Health, Safety and Environment

In 2009, the Company maintained its emphasis on coordinated and sustained development among the Company, the society and the environment. The Company implemented the HSE management system across the entire Company, promoted energy saving and emission reduction, developed low-carbon economy, cut carbon dioxide emission by various means and ensured clean production and production of clean products. Compared with previous year, energy intensity per RMB 10,000 output value was 0.72 tce, fulfilling in advance the energy-saving target of the Eleventh Five-Year Plan; industrial water consumption decreased by 3.3%; COD in waste water declined by 3.6%; sulfur dioxide discharge fell by 14%; and the recycling rate of industrial water stood around 95%. Adopting the people-foremost approach, the Company made efforts to improve working conditions such as canteen services and medical examination, and organized themed activities like “I Safe”. For further information, please refer to the Sustainable Development Report of the Company.

(7)	Cost Reduction

In 2009, the Company kept improving management and operation, and took various measures to reduce cost, such as leveraging the existing logistics system, optimizing resource allocation, cutting transportation costs, reducing procurement cost of crude oil and energy intensity and materials consumption in the production process by optimizing the operation of the facilities. In 2009, the Company effectively saved RMB 3.225 billion in cost. Of the total cost saved, Exploration and Production Segment, Refining Segment, Marketing and Distribution Segment and Chemicals Segment achieved cost saving of RMB 687 million, RMB 969 million, RMB 851 million and RMB 718 million respectively.

(8)	Capital Expenditure

In 2009, the Company’s total capital expenditure registered RMB 110.013 billion, among which RMB 51.55 billion was used in exploration and development for the purpose of enhancing oil and gas exploration, key production capacity buildup and enlarging producing reserve scale. The Sichuan-East China Gas Project progressed steadily. The newly-built crude oil production capacity registered 5.7 million tonnes per year, and newly-built natural gas capacity stood at 1.205 billion cubic meters per year. The capital expenditure for Refining Segment totaled RMB 15.468 billion, which was mainly used in refined oil quality upgrading, crude adaptability restructuring project in some refineries and construction of new storage facilities and pipeline. The expenditure in Marketing & Distribution Segment was RMB 16.283 billion. With such input, the Company added 1,229 petrol and gas stations in key areas including highways, major cities and newly planned regions, and further accelerated the construction of oil products storage facilities and pipeline. The capital expenditure in Chemicals Segment was RMB 25.207 billion. Fujian, Tianjin and Zhenhai ethylene projects is going to be completed one after another. SBR unit of Sinopec Qilu Company and ethylbenzene/styrene complex unit of Sinopec Anqing Company were completed and put into production. The capital expenditure in Corporate and Others totaled RMB 1.505 billion, which was used for scientific research, construction of ancillary projects and further application of information systems focused on ERP.

6.1.2	Management Discussion and Analysis

Part of the financial information presented in this section is derived from the Company’s audited financial statements that have been prepared in accordance with IFRS.

6.1.2.1	Consolidated Results of Operations

In 2009, the Company’s turnover, other operating revenues and other income were RMB 1345.1 billion, and the operating profit was RMB 84.4 billion, representing a decrease of 10.0%, and an increase of 220.6% respectively over the year of 2008. This was mainly due to positive response to international financial crisis. We strove to expand the market, improve marketing and service, optimize material structure and take the advantage of business scale and Integration, which contributed to a good operational result under the circumstances of implementation of reform on pricing mechanism of oil products and relevant taxation and fees policy , and gradually increased demand for chemical products.

The following table sets forth major revenue and expense items in the consolidated income statement of the Company for the indicated periods:

	Years ended 31 December
	2009	2008	Change
	RMB millions		(%)

Turnover, other operating revenues and other income	1,345,052	1,495,148	(10.0)
Of which: Turnover	1,315,915	1,413,203	(6.9)
Other operating revenues	29,137	31,088	(6.3)
Other income	—	50,857	(100.0)
Operating expenses	(1,260,621)	(1,468,812)	(14.2)
Of which: Purchased crude oil, products, and operating supplies and expenses	(990,459)	(1,286,106)	(23.0)
Selling, general and administrative expenses	(40,500)	(39,392)	2.8
Depreciation, depletion and amortization	(50,487)	(46,321)	9.0
Exploration expenses (including dry holes)	(10,545)	(8,310)	26.9
Personnel expenses	(28,836)	(23,381)	23.3
Taxes other than income tax	(132,884)	(57,214)	132.3
Other operating expenses (net)	(6,910)	(8,088)	(14.6)
Operating profit	84,431	26,336	220.6
Net finance costs	(7,234)	(5,190)	39.4
Investment income and share of profit less losses from associates and jointly controlled entities	3,371	970	247.5

Profit before taxation	80,568	22,116	264.3
Income tax (expense)/benefit	(16,084)	2,840	—

Profit for the year	64,484	24,956	158.4

Attributable to:
Equity shareholders of the Company	61,760	28,525	116.5
Non-controlling interests	2,724	(3,569)	—

(1)	Turnover, other operating revenues and other income

In 2009, the Company’s turnover was RMB 1315.9 billion, representing a decrease of 6.9% over 2008. This was mainly due to the decrease in prices of crude oil, refined oil and chemical products over 2008 and expansion of operations of the Company. In addition, the Company received RMB 50.9 billion government subsidy for the strict control of oil products prices in 2008 (listed as other revenues), while no such subsidy has been paid since the reform on pricing, taxation and fees of oil products was put into effect in 2009.

The following table sets forth the Company’s external sales volume, average realized prices and the respective rates of change from 2008 to 2009 for the Company’s major products:

	Sales volume			Average realised price
	(thousand tonnes)			(RMB/tonne, RMB/thousand cubic meters)
	Years ended 31 December		Change	Years ended 31 December		Change
	2009	2008	(%)	2009	2008	(%)

Crude oil	4,915	4,394	11.9	2,303	4,190	(45.0)
Natural gas (million cubic meters)	6,486	6,283	3.2	933	911	2.4
Gasoline	39,035	37,732	3.5	6,367	6,409	(0.7)
Diesel	82,344	80,236	2.6	5,092	5,629	(9.5)
Kerosene	11,353	9,216	23.2	3,918	6,063	(35.4)
Basic chemical feedstock	13,272	10,667	24.4	4,359	6,238	(30.1)
Monomer and polymer for synthetic fiber	4,650	3,990	16.5	6,530	8,054	(18.9)
Synthetic resin	8,667	7,827	10.7	8,072	10,094	(20.0)
Synthetic fiber	1,418	1,353	4.8	9,140	10,488	(12.9)
Synthetic rubber	1,116	982	13.6	11,448	16,160	(29.2)
Chemical fertiliser	1,769	1,658	6.7	1,657	1,729	(4.2)

Note:	Crude oil, natural gas sold externally shown above are self produced.

Most of crude oil and a small portion of natural gas produced by the Company were internally used for refining and chemical production and the remainings were sold to other customers. In 2009, the total revenue from crude oil, natural gas and other upstream products that were sold externally were RMB 19.3 billion, representing a decrease of 26.7% over 2008. The change was mainly due to the decrease in the price of crude oil.

In 2009, the Company’s refining segment and marketing and distribution segment sold petroleum products (mainly consisting of refined oil products and other refined petroleum products) to external parties. The external sales revenue realized by these two segments were RMB 874.2 billion, representing a decrease of 6.5% over 2008, accounting for 65.0% of the Company’s turnover, other operating revenues and other income. The decrease was mainly due to the decreased prices of refined oil products. The sales revenue of gasoline, diesel and kerosene was RMB 712.3 billion, representing a decrease of 5.0% over 2008, accounting for 81.5% of the total revenue of petroleum products. Sales revenue of other refined petroleum products was RMB 161.9 billion, representing a decrease of 12.8% over 2008, accounting for 18.5% of the total turnover of petroleum products.

The Company’s external sales revenue of chemical products was RMB 192.7 billion, representing a decrease of 12.3% over 2008, accounting for 14.3% of its turnover, other operating revenues and other income. This was mainly due to the decrease in the price of chemical products.

(2)	Operating expenses

In 2009, the Company’s operating expenses were RMB 1260.6 billion, representing a decrease of 14.2% over 2008. The operating expenses mainly consist of the following:

Purchased crude oil, products and operating supplies and expenses were RMB 990.5 billion, representing a decrease of 23.0% over 2008, accounting for 78.6% of the total operating expenses, among which:

˙
Crude oil purchase expenses were RMB 405.4 billion, representing a decrease of 41.3% over 2008. In 2009, the total throughput of crude oil that was purchased externally was 135.14 million tonnes (excluding the amount processed for third parties), an increase of 0.2% over 2008; average unit cost for processing crude oil purchased externally was RMB 3,000 per tonne, a decrease of 41.5% over 2008.

˙
Other purchasing expenses were RMB 585.1 billion, representing a decrease of 1.7% over 2008. This was mainly due to the decrease in the cost of gasoline, diesel, kerosene and other feedstock purchased externally.

Selling, general and administrative expenses totaled RMB 40.5 billion, representing an increase of 2.8% over 2008. This was mainly due to the increase in the expenses of community services and culture, education and healthcare and the increase in rental charges of some gas stations.

Depreciation, depletion and amortization expenses were RMB 50.5 billion, representing an increase of 9.0% over the same period of 2008. This was mainly due to the depreciation resulting from the Company’s continuously increased investment in property, plant and equipment.

Exploration expenses were RMB 10.5 billion, representing an increase of 26.9% over 2008, which were mostly spent on enhacning exploration activities in such regions as Northeast and West of Sichuan and Erdos.

Personnel expenses were RMB 28.8 billion, representing an increase of 23.3% compared with 2008. This was mainly because the Company accrued the annuity, performance payroll and the housing subsidy for the personnel who joined the Company after 31 December, 1998 subject to related regulations in 2009, while the performance payroll was not accrued due to the decreased profit in 2008.

Taxes other than income tax was RMB 132.9 billion, an increase of 132.3% compared with 2008, and this was mainly due to domestic reform of prices, taxation and fees for oil products, which led to the increase in the consumption tax, urban construction tax and educational surcharge by RMB 101.4 billion over the same period of 2008. In addition, the special oil income levy decreased by RMB 25.7 billion compared with 2008 as a result of the decrease in the price of crude oil.

Other operating expenses were RMB 6.9 billion, representing a decrease of 14.6%, over 2008.

(3)	Operating profit was RMB 84.4 billion, representing an increase of 220.6% over 2008.

(4)
Net finance costs were RMB 7.2 billion, representing an increase of 39.4% over 2008. Of which, the Company’s interest expenses were RMB 7.4 billion, a decrease of RMB 4.5 billion over 2008; the foreign currency exchange gains were RMB 0.4 billion, a decrease of RMB 2.9 billion over 2008. There was also a loss of RMB 0.2 billion arising from the fair value change of embedded financial derivative instruments in convertible bonds as a result of change in H share’s stock price, compared with a profit of RMB 3.9 billion caused by the fair value change of embedded financial derivative instruments in convertible bonds in 2008.

(5)	Profit before taxation was RMB 80.6 billion, representing an increase of 264.3% over 2008.

(6)	Income tax was RMB 16.1 billion, increased by RMB 18.9 billion. The increase was mainly due to substantial growth of profit before taxation over 2008.

(7)	Profit attributable to non-controlling interests of the Company was RMB 2.7 billion, an increase of RMB 6.3 billion compared with 2008.

(8)	Profit attributable to equity shareholders of the Company was RMB 61.8 billion, representing an increase of 116.5% over 2008.

6.1.2.2	Assets, Liabilities, Equity and Cash Flows

The main fund resources of the Company were operating activities and short and long-term loans, and the fund was primarily used as operating expenditures, capital expenditures and repayment of short and long-term borrowings.

(1) Assets, liabilities and equity	Unit: RMB millions

	At 31	At 31
	December	December	Amount of
	2009	2008	Changes

Total assets	877,842	779,172	98,670
Current assets	201,280	165,398	35,882
Non-current assets	676,562	613,774	62,788
Total liabilities	478,989	430,630	48,359
Current liabilities	313,419	286,656	26,763
Non-current liabilities	165,570	143,974	21,596
Equity attributable to equity shareholders of the Company	375,661	327,889	47,772
Share capital	86,702	86,702	—
Reserves	288,959	241,187	47,772
Minority interests	23,192	20,653	2,539
Total equity	398,853	348,542	50,311

At December 31, 2009, the total assets of the Company were RMB 877.8 billion, an increase of RMB 98.7 billion over that at the end of the previous year, of which:

˙
The current assets were RMB 201.3 billion, an increase of RMB 35.9 billion over that at the end of the previous year, which was mainly attributable to the dramatic rise in prices of crude oil and other raw materials. The inventories such as crude oil, of the Company increased by RMB 45.6 billion and the accounts receivable of the Company increased by RMB 12.1 billion owing to the rise in prices of oil products and chemical products; in addition, other current assets decreased by RMB 24 billion.

˙
The non-current assets were RMB 676.6 billion, an increase of RMB 62.8 billion compared with the end of the previous year, which was primarily attributable to the increase of RMB 53.2 billion in property, plant and equipment as a result of the implementation of the annual investment plan as well as RMB 5.1 billion lease prepayment for land use rights.

The total liabilities were RMB 479 billion, an increase of RMB 48.4 billion compared with the end of the previous year, of which:

˙
The current liabilities were RMB 313.4 billion, an increase of RMB 26.8 billion compared with the end of the previous year, which was mostly attributable to the increase of amounts payable of RMB 41.3 billion and bills payable of RMB 4.4 billion as a result of the rise in prices of raw materials, such as crude oil; and the increase of amounts payables such as accounts received in advance and income tax payable of RMB 17.5 billion; in addition, the Company increased direct financing and cut borrowings by RMB 36.4 billion to adjust debt structure.

˙
The non-current liabilities were RMB 165.6 billion, an increase of RMB 21.6 billion compared with the end of the previous year, which was mainly attributable to the factors that the Company further adjusted the debt structure, enlarged direct financing and issued medium-term notes of RMB 30 billion.

The equity attributable to shareholders of the Company was RMB 375.7 billion, an increase of RMB 47.8 billion compared with the end of the previous year, which was a rise in reserves.

(2)	Cash flow

The following table shows major items of consolidated cash flow statements of 2009 and 2008

	邔nit: RMB millions
	Years ended 31 December
Main items of cash flow	2009	2008
Net cash flow from operating activities	152,075	66,517
Net cash flow from investing activities	(116,039)	(110,035)
Net cash flow from financing activities	(34,294)	42,820
Increase/ (decrease) of cash and equivalents	1,742	(698)

The net cash generated from the operating activities of the Company in 2009 was RMB 152.1 billion, an increase of RMB 85.6 billion compared with the end of the previous year, which was mainly attributable to the facts that: the profits before taxation were RMB 80.6 billion, an increase of RMB 58.5 billion year on year, and depreciation, depletion and amortization were RMB 50.5 billion, an increase of RMB 4.2 billion year on year; income tax paid reduced by RMB 17 billion than that of the same period of the previous year.

The net cash used in the investing activities of the Company in 2009 was RMB 116 billion, an increase of RMB 6 billion year on year, which was mainly attributable to the year-on-year increase of the capital expenditures because of the annual investment plan.

The net cash outflow from the financing activities of the Company in 2009 was RMB 34.3 billion, an increase of RMB 77.1 billion year on year. The reasons were: firstly, the Company took the opportunity of the favorable economic conditions, enhanced centralized management of capital, controlled cash occupation in form of current assets and the scale of debt, reduced fund deposition and accelerated turnover of fund to improve the efficiency via using funds saved to repay the loans timely.

(3)	Contingent liabilities

Please refer to section 7.3.

(4)	Capital expenditures

Refer to the description on capital expenditures, which is provided in “Business Review and Prospects”.

(5)	Research & development and environmental expenses

Research & development expenses refer to the expenses recognized as expenses during the period. The research & development expenses of the Company in 2009 were RMB 3.816 billion.

The environmental expenses refer to the normal pollutant discharge fees paid by the Company, exclusive of capitalized cost on pollutant processing facilities. In 2009, the Company’s environmental expenses were RMB 3.196 billion.

(6)	Analysis of financial statements prepared under ASBE

The following table sets forth each of its segments’ income and profit from principal operations, costs of sales, taxes and surcharges, as prepared under ASBE.

	Years ended 31 December
	2009	2008
	RMB millions	RMB millions

Operating income
Exploration and production segment	123,835	196,501
Refining segment	703,571	829,686
Marketing and Distribution segment	783,091	806,923
Chemicals segment	218,457	253,456
Others	521,869	716,484
Elimination of inter-segment sales	(1,005,771)	(1,358,759)

Consolidated operating income	1,345,052	1,444,291

Operating profit/(loss)
Exploration and production segment	19,893	66,839
Refining segment	23,046	(104,680)
Marketing and Distribution segment	30,280	28,343
Chemical segment	13,098	(13,200)
Others	(2,323)	(2,581)
Financial expenses, investment income and
loss from changes in fare value	(3,792)	(3,487)

Consolidated operating profit/(loss)	80,202	(28,766)

Net profit attributable to equity shareholders
of the Company	61,290	28,445

Operating profit: In 2009 the Company’s operating profit was RMB 80.2 billion, representing an increase of RMB109 billion year on year, which was mainly attributable to the facts that the Company took actions to expand the market, improve marketing and services, optimize raw material structure and take full advantages of scale and integration, which resulted in better operating performance on the basis of the domestic reform on pricing, taxation and fees of oil products and the gradual increase of the demand for chemical products.

Net profit: In 2009, the Company realized a net profit of RMB 61.3 billion, representing an increase of RMB 32.8 billion or 115.5% over 2008.

Financial data prepared under ASBE:

	On December		On December
	Change of
	31, 2009	31, 2008	amount
	RMB millions	RMB millions	RMB millions

Total assets	866,475	763,297	103,178
Long-term liabilities	164,528	143,062	21,466
Shareholder’s equity	400,585	350,166	50,419

Analysis of changes:

Total assets: The total assets of the Company at the end of 2009 was RMB 866.5 billion, an increase of RMB 103.2 billion over that at the end of the previous year, which was mostly attributable to the increment of noncurrent assets investment such as fixed assets and long-term equity investment of RMB 62.8 billion as a result of the implementation of the annual investment plan; because commodity prices such as the price of crude oil increased significantly compared with the end of the previous year, current assets, such as the inventories of the Company increased by RMB 40.4 billion.

Long-term liabilities: The long-term liabilities of the Company at the end of 2009 was RMB 164.5 billion, an increase of RMB 21.5 billion over that at the end of 2008, which was mainly attributable to further adjustment of liability structure, strengthening of direct financing and issuance of medium-term notes of RMB 30 billion.

Shareholder’s equity: The equity of the Company at the end of 2009 was RMB 400.6 billion, an increase of RMB 50.4 billion over that at the end of the previous year, which was primarily attributable to the increase of its profits.

6.1.2.3	Accounting captions measured by fair value

Please refer to Section 3.1.4.

6.1.2.4	Financial assets and liabilities in foregin currencies held by the Company

Information concerning financial assets and liabilities held in foreign currencies

Unit: RMB millions

		Fair value
		change	Fair value
		recognized	change
		in profit	recognised	Provision for
	Balance as at	and loss	in equity	impairment	Balance as at
	1 January	during	during	losses during	31 December
Items	2009	the year	the year	the period	2009

Financial assets
Among which:
1. Financial assets at fair value
through profit and loss	643	151	—	—	182
Among which:
Derivative financial assets	643	151	—	—	182
2. Loans and receivables	16,274	—	—	(6)	24,948
3. Available-for-sale financial assets	31	—	5	—	36
4. Held-to-maturity investments	—	—	—	—	—
5. Cash flow hedges	224	—	111	—	142
Total	17,172	151	116	(6)	25,308
Financial liabilities	(46,296)	(516)	(57)	—	(87,767)

Note:
The financial assets and liabilities in foreign currencies held by the Company mainly represent financial assets and liabilities in foreign currencies held by the overseas subsidiaries of the Company in their respective functional currencies.

6.2	The Results of the Principal Operations by Segments

The following data are extracted from the financial statements prepared under ASBE.

				Increase/	Increase/
				decrease	decrease
				of income	of cost	Increase/
				from principal	of principal	decrease
				operations	operations	of gross
	Income from	Cost of		compared	compared	profit margin
	principal	principal	Gross profit	with the	with the	with the
	operations	operations	margin	preceding year	preceding year	preceding year
Segment	(RMB millions)	(RMB millions)	(%)	(%)	(%)	(%)

Exploration and production	123,835	74,470	34.1	(37.0)	5.1	(11.6)
Refining	703,571	540,707	5.3	(15.2)	(39.9)	15.7
Chemicals	218,457	186,565	14.1	(13.8)	(25.6)	13.1
Marketing and distribution	783,091	718,413	8.1	(3.0)	(4.1)	1.1
Others	521,869	518,828	0.6	(27.2)	(27.2)	0.0
Elimination of inter-segment sales	(1,005,771)	(1,003,168)	N/A	N/A	N/A	N/A

Total	1,345,052	1,035,815	13.1	(6.9)	(21.6)	8.5

Note:	Gross profit margin = (Income from principal operations-Cost of principal operations ,tax and surcharges)/Income from principal operations

6.3	Principal operations in different regions

	□ Applicable	√ Not applicable

6.4	Operations of equity subsidiaries (applicable to the circumstance when the return on investment is more than 10% of the listed company’s net profit)

	□ Applicable	√ Not applicable

6.5	Explain the reason of material changes in the principal operations and their structure

	□ Applicable	√ Not applicable

6.6	Explain the reason of material changes in the principal operations’ earning power (gross profit ratio) as compared to the preceding year

	□ Applicable	√ Not applicable

6.7	Analyze the reason of material changes in operating result and profit composition as compared to the preceding year

	At 31 December		Increase/(decrease)
	2009	2008	Amount	Percentage
Items	RMB millions	RMB millions	RMB millions	(%)	Reasons for change

Bills receivable	2,110	3,660	(1,550)	(42.3)	Mainly due to enhanced collection of cash in respond to the changes in market condition

Accounts receivable	26,592	12,990	13,602	104.7	Mainly due to the increase in scale of operations and crude oil price compared with the end of last year

Other receivables	4,454	20,525	(16,071)	(78.3)	Please refer to Note 9 to the financial statements prepared in accordance with ASBE

Prepayments	3,614	7,610	(3,996)	(52.5)	Mainly due to the decrease in prepayments in connection with construction facilities and purchase deposits

Inventories	141,611	95,979	45,632	47.5	Mainly due to the increase in scale of operations and crude oil price compared with the end of last year

Other current assets	856	287	569	198.3	Mainly due to the increase in the available-for-sale financial assets

Intangible assets	22,862	16,348	6,514	39.8	Please refer to Note 15 to the financial statements prepared in accordance with ASBE

	At 31 December		Increase/(decrease)
	2009	2008	Amount	Percentage
Items	RMB millions	RMB millions	RMB millions	(%)	Reasons for change

Fixed assets	465,182	411,939	53,243	12.9	Please refer to Note 13 to the financial statements prepared in accordance with ASBE

Other non-current assets	1,792	1,013	779	76.9	Mainly due to the increase in the available-for-sale financial assets

Short term loans	34,900	74,415	(39,515)	(53.1)	Mainly due to the Company’s adjustment of its debt structure and increase in financing from issuance of bonds

Accounts payable	97,749	56,464	41,285	73.1	Mainly due to the increase in scale of operations and crude oil price which resulted in increase in accounts payable

Employee benefits payable	4,526	1,827	2,699	147.7	Mainly due to the accrual of staff annuity and housing subsidies

Taxes payable	16,489	6,816	9,673	141.9	Please refer to Note 25 to the financial statements prepared in accordance with ASBE

Short-term debentures payable	31,000	15,000	16,000	106.7	Please refer to Note 29 to the financial statements prepared in accordance with ASBE

Non-current liabilities due	6,641	19,511	(12,870)	(66.0)	Please refer to Note 27 to the financial
within one year					statements prepared in accordance with ASBE

Long-term loans	52,065	64,937	(12,872)	(19.8)	Please refer to Note 28 to the financial statements prepared in accordance with ASBE

Debentures payable	93,763	62,207	31,556	50.7	Please refer to Note 29 to the financial statements prepared in accordance with ASBE

Other non-current liabilities	2,192	1,403	789	56.2	Mainly due to the increase in deferred income

	At 31 December		Increase/(decrease)
	2009	2008	Amount	Percentage
Items	RMB millions	RMB millions	RMB millions	(%)	Reasons for change

Operating income	1,345,052	1,444,291	(99,239)	(6.9)	Please refer to MD&A

Operating costs	1,035,815	1,321,030	(285,215)	(21.6)	Please refer to MD&A

Sales taxes and surcharges	132,884	57,214	75,670	132.3	Please refer to Note 35 to the financial statements prepared in accordance with ASBE

Impairment losses	7,453	16,869	(9,416)	(55.8)	Please refer to Note 38 to the financial statements prepared in accordance with ASBE

Loss/(gain) from changes	365	(4,198)	4,563	Not applicable	Please refer to Note 39 to the financial
in fair value					statements prepared in accordance with ASBE

Investment income	3,589	1,452	2,137	147.2	Please refer to Note 40 to the financial statements prepared in accordance with ASBE

Non-operating income	1,275	51,911	(50,636)	(97.5)	Please refer to Note 41 to the financial statements prepared in accordance with ASBE

Income tax expense/(benefit)	16,076	(2,846)	18,922	Not applicable	Please refer to Note 43 to the financial statements prepared in accordance with ASBE

Minority interests	2,710	(3,574)	6,284	Not applicable	Mainly due to the increase in net profit from controlling subsidiaries

6.8
Explanation of the material changes in operating environment and macro policies and rules and regulations that have produced, are producing or will produce significant influences on the company’s financial conditions and operating result

	□ Applicable	√ Not applicable

6.9
Explanation of whether the Company fulfilled its profits forecast in relation to assets or projects, if any profits forcast in relation to the Company’s assets or projects, and the reporting period is within the profits forecast period

	□ Applicable	√ Not applicable

6.10	Use of the proceeds from share issue

	□Applicable	√ Not applicable

6.11	Projects not funded by proceeds from share issue

	√ Applicable	□ Not applicable

	Capital
	investment
	in project
Project name	Project progress	Project
	(RMB billion)	progress	Profit from project

Exploration and production segment (excluding the capital expenditure of the oil production assets newly acquired)	51.55	Progressing smoothly
Newly added reserves for crude oils of 280.19 million tonnes, Newly added reserves for  natural gas of 78.38 billion  cubic meters, Newly added crude oil capacity 5.70 million tonnes/year,  newly added gas capacity  1.205 billion cubic meters per year

Refining segment	15.468	Progressing smoothly
Newly added crude oil processing  capacity of 22 million tonnes per year,   Newly added FCC capacity of  1.6 million tonnes/year, Newly added delayed coking  capacity of 3.25 million tonnes/year, Newly added wax oil hydrogenation capacity of 7.9 million tonnes per year

			Newly added FCC gasoline adsorptive desulfurization capacity of 3.6 million tonnes per year

Marketing and distribution segment 16.283 Progressing smoothly Newly added 1,229 service stations

Capital
investment
in project
Project name	Project progress	Project
	(RMB billion)	progress	Profit from project

Chemical segment	25.207	Progressing smoothly	Newly added ethylene capacity of 0.99 million tonnes per year Newly added PX capacity of 1.3 million tonnes per year Newly added SBR capacity of 0.1 million tonnes per year
			Newly added ethylbenzene/styrene capacity of 0.25 million tones
Corporate and others	1.505	Progressing smoothly	—
Total	110.013	—	—

6.12	Explanation of the board of directors about the accounting firm’s Ònon-standard commentsÓ

	□ Applicable	√ Not applicable

6.13	Business Prospects

Market Analysis

In 2010, along with the recovery of world economy, demand in international oil market will experience recovery and growth. It is anticipated that the overall oil price in 2010 will be higher that of 2009.

Due to the incremental capacity in the refining and chemical industry, the market competition will remain fierce.

As the basis of Chinese economic recovery is more solid, the policies of boosting domestic demand and improving living standard will continue to take effect. Domestic demand of petroleum, natural gas and chemical products will grow steadily. In coping with the drastic changes caused by the financial crisis, the Company has accumulated valuable experience and considerably enhance its competitiveness.

In 2010, the Company will continue to reinforce internal management, and organize production in line with the market condition, and attach great importance to production and energy conservation. The Company will focus on the following areas:

Exploration and Production: In terms of exploration, the Company will reinforce the precise exploration in new blocks, new layers, new areas and outlying zones in the matured fields, and promote the integration of exploration and development. Research and study of exploration deployment in newly-discovered western fields (mainly Tahe) will be further conducted. The Company will continue to improve initial evaluation in sea area, and push forward the exploration and development of coal bed methane and shale gas. In terms of development, the Company will make efforts to enhance recovery rate and single-well productivity. It will stress design optimization and construction management of development scheme, and organize key capacity buildup meticulously. Efforts will be put forth to ensure safe production and stable operation of Puguang Gas Field and Sichuan-East China Gas Project. Management on overseas oil fields will also be improved. In 2010, the Company plans domestic production at 42.55 million tonnes of crude oil and 12 billion cubic meters of natural gas.

Refining: Tapping its refineries potentials after the revamping of facilities to take in different grades of crude, the Company will optimize procurement and deployment of crude oil, and reduce crude oil cost. The Company will optimize production process and operation, meticulously organize the operation of new and renovated facilities, and emphasize optimized operation of production units, storage and transportation facilities and public utilities. It will comprehensively reinforce energy efficiency management and further improve economic and technical indicators. Greater efforts will be exerted on product mix adjustment and increase the output of gasoline and light chemical feedstock. The Company will promote the sales of lubricant, asphalt and petroleum coke by leveraging its brand advantages. In 2010, the Company plans to process 203 million tonnes of crude oil and produce 121 million tonnes of oil products.

Marketing and Distribution: The Company will rapidly respond to market changes, timely adjust marketing strategy accordingly and strive to enlarge operating scale. Greater efforts will be made to reinforce and expand the end market, and increase the market share of jet fuel and fuel oil. To expand retail sales, the Company will further promote usage of IC card and improve services. It will expand direct sales by perfecting customer service system, and strengthen marketing network by optimizing oil depot arrangement and pushing forward capacity expansion of service stations. Meanwhile, non-fuel business will be promoted. In 2010, the Company plans 129 million tonnes of domestic sales of oil products.

Chemicals: Adopting a market-oriented approach and focused on profitability, the Company will exert great efforts to organize production and expand the market. Production and management will be optimized so as to guarantee safe and stable operation. Particular emphasis will be laid on key projects including, Tianjin and Zhenhai ethylene projects to ensure that these projects progress well and will be commissioned smoothly. The Company will promote development of new products and adjustment of product mix to increase the output of products that are well received by the market and the products with high added value. It will reinforce customer management and substantially improve strategic cooperation. It will enhance its performance in technology services to create higher value for customers. It will deepen integration of production, sales and research to pursue maximize profit. In 2010, the Company plans to produce 8.69 million tonnes of ethylene.

Technology and Development: Following the guideline of seamlessly articulating research, development, commercialization and promotion, the Company will focus on the research of oil and gas exploration and development at home and abroad, and further enhance reserve development rate, recovery rate and single-well productivity. In addition, new technology of processing lower quality crude oil and heavy oil will be developed. The production technology of GB IV standard oil products will be further optimized. The production technology of GB V standard oil products will be accelerated. The Company will render support to the development of production technology of high value-added products, and reinforce the research on processing and application technology of synthetic resin. R&D of alternative energy and low-carbon technologies will be sped up. R&D, production and technological service on catalysts will be intensified. Research on application technology of oil products storage and marketing will be launched.

Capital Expenditure: In 2010, the Company will continue to follow the principle of taking profitability and core projects as the priority of investment. The investment management procedures will be strictly controlled and the project construction will be meticulously managed. The total planned capital expenditure is RMB 112 billion, among which the capital expenditure for Exploration and Production Segment is RMB 53.3 billion. The Company will carefully organize the commissioning of Puguang Gas Field and safe operation of the Sichuan-East China Gas Project. The exploration and capacity buildup of Tahe and Shengli oil fields and Puguang and Erdos gas fields will be the focus of efforts. The capital expenditure for Refining Segment will be RMB 22.3 billion. The emphasis will be put on the strategic locations of refining capacity buildup. The Company will push forward the construction of refining capacity steadily, promote revamping projects focused on taking in lower quality crude oil as feedstock, complete quality upgrading of oil products at low cost, and improve the construction of crude oil dock and transportation & delivery system. The expenditure for Marketing and Distribution Segment will reach RMB 14 billion. Efforts will be concentrated on construction and acquisition of petrol and gas stations in key areas including highways, major cities and newly planned zones. Pipeline construction will be accelerated. Sales network of oil products will be improved. The capital expenditure for Chemicals Segment will be RMB 20 billion. The construction of Zhenhai ethylene project will be completed. The construction of Wuhan ethylene, Yanshan butyl rubber and other projects will be promoted steadily. The capital expenditure for Corporate and Others is planned at RMB 2.4 billion.

In 2010, Sinopec will stick to the scientific outlook of development, improve precision management, actively adjust structure, substantially explore the market, enhance profitability and strive to gain new achievements in production and operation.

RISK FACTORS

In the course of its production and operations, Sinopec Corp. actively takes various measures to mitigate operational risks. However, in practice, it may not be possible to prevent the occurrence of all risks and uncertainties below.

Variation Risks in Macro-economic Situation: The operating results of the Company are closely related to the economic situation of China and the world. Although many countries are adopting macroeconomic policies to eliminate the negative influences resulting from the financial crisis, there still exists uncertainties as to the time and nature of the recovery of the global economy and world financial market. The business of the Company may be adversely affected by such factors as the impact on export due to trade protectionism of some countries, impact on import which is likely to be resulted from regional trade agreements and etc..

Cyclic Effects: The majority of the operational revenue of the Company comes from the sales of refined oil products and petrochemical products, and part of the operation and its related products are cyclic and are sensitive to macro-economy, cyclic changes of regional and global economy, the changes of the production capacity and output, demand of consumers, prices and supply of the raw materials, as well as prices and supply of the alternative products etc. Although the Company is an integrated energy covering up, middle and down stream business it can only counteract the adverse influences of periodicity of the industry to some extent.

Macroeconomic Policies and Government Regulation: Although the government is gradually liberalizing the market entry regulations on petroleum and petrochemicals sector, the petroleum and petrochemical industries in China are still subject to entry regulations to a certain degree, which include: issuing crude oil and natural gas production license, issuing crude oil and refined oil products business license, setting maximum retail, distribution and wholesale prices for gasoline and diesel, and ex-refinery price for jet fuels, the imposing of the special oil income levy and other tax and fees, formulation of import and export quotas and procedures, formulation of safety, quality and environmental protection standards; meanwhile, the changes may also occur to  macroeconomic and industry policies such as: further improvement in pricing mechanism of refined oil products, reforming and improvement in pricing mechanism of natural gas, and reforming in resource tax and environmental tax. Such regulations may have material effect on the operations and profitability of the Company.

Change of Environmental Legal Requirements: Our production activities produce waste water, gas and solid. The Company has built up supporting effluent treatment systems to prevent and reduce pollution. The relevant government authorities may issue and implement stricter environmental protection laws and regulations, adopt stricter environment protection standards. Under the aforesaid situation, the Company may incur more expenses in relation to the environment protection accordingly.

Uncertainties with Additional Oil and Gas Reserves: The Company’s ability to achieve sustainable development is dependent to a certain extent on our ability in discovering or acquiring additional oil and natural gas reserves. To obtain additional oil and natural gas reserves, the Company faces inherent risks associated with exploration and development and/or with acquiring activities. The Company has to invest a large amount of money with no guarantee of certainty of obtaining additional reserves. If the Company fails to acquire additional reserves through further exploration and development or acquisition activities, the oil and natural gas reserves and production of the Company will decline over time, which will adversely affect the Company’s financial situation and operation performance.

Risk of External Purchase of Crude Oil: A significant amount of the Company’s demand for crude oil is satisfied through external purchases. In recent years, especially impacted by the international financial crisis, the crude oil prices are subject to wild fluctuations, and the supply of crude oil may even be interrupted due to major incidents. Although the Company has taken flexible counter measures, it may not be fully shielded from risks associated with any wild fluctuation of international crude oil prices and disruption of supply of crude oil.

Operational Risks and Natural Disasters: The process of petroleum chemical production is exposed to risks of inflammation, explosion and environmental pollution and is vulnerable to natural disasters. Such contingencies may cause serious impact to the society, grievous injuries to people and major financial losses to the Company. The Company has implemented a strict HSE management system, in an effort to avoid such risks as much as possible. Meanwhile, the main assets and inventories of the Company have been insured. However, such measures may not shield the Company from financial losses or adverse impact resulting from such contigencies.

Investment Risk: Petroleum and chemical sector is a capital intensive industry. Although the Company adopted a prudent investment strategy and conducted rigorous feasibility study on each investment project, certain investment risk may exist resulting that expected returns may not be achieved due to major changes in factors such as market environment, prices of equipment and raw materials, and construction period during the implementation of the projects.

Exchange Rate: At present, China implements an administered floating exchange rate regime based on market supply and demand with reference to a basket of currencies in terms of the exchange rate of RMB. As the Company outsources a significant portion of crude oil in foreign currency which are based on US dollar-denominated international prices, fluctuations in the value of Renminbi against US dollars and certain other foreign currencies may affect our purchasing costs of crude oil.

Profit forecast for the new financial year

Applicable	_ Not applicable

6.14	Plan of the board of directors for profit appropriation or dividend dispatch

At the 5th meeting of the Fourth Session of the Board of Directors of Sinopec Corp., the Board approved the proposal to declare a dividend of RMB 0.18 per share (including tax) in cash. The final cash dividend per share for distribution would be RMB 0.11 for 2009, the total cash dividend for the year would be RMB 15.606 billion. The distribution proposal will be implemented upon approval by the shareholders at the Annual General Meeting for 2009. The final dividends will be distributed on or before 30 June 2010 (Wednesday) to those shareholders whose names appear on the register of members of Sinopec Corp. at the close of business on 11 June 2010 (Friday). The register of members of Sinopec Corp.’s H share will be closed from 7 June 2010 (Monday) to 11 June 2010 (Friday) (both dates are inclusive). In order to qualify for the final dividend for H shares, the shareholders must lodge all share certificates accompanied by the transfer documents with HKSCC Nominees Limited, at 1712-1716 on 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong before 4:30 p.m. on 4 June 2010 (Friday of week) for registration.

The dividend will be denominated and declared in RMB, the holders of domestic shares will be paid in RMB and the holders of foreign shares will be paid in Hong Kong dollars. The exchange rate for the dividend to be paid in Hong Kong dollars will be determined based on the average closing exchange rate of RMB against Hong Kong dollars as announced by the People’s Bank of China for the week prior to the date of declaration of dividend.

The Company is profitable during this reporting period, however, 刡o cash profit distribution plan is proposed.

		□ Applicable	√ Not applicable

7.	Significant events

	7.1	Acquisition of assets

		√ Applicable	Not applicable

Net profits
contributed to
			Sinopec Corp.	Connected		Whether the
			from purchase	transaction	Whether the	debts or creditor’s
Transaction party			date to the end	or not (if it is,	asset ownership	right concerned
and acquired and		Transaction price	of the period	indicate the	concerned is	are completely
purchased assets	Acquisition date	(RMB million)	(RMB million)	pricing principles)	completely assigned	transferred

Equity interests in Sinopec Qingdao Petrochemical Co. and Shijiazhuang Chemical Fiber Co., the assets of submarine pipelines and cables examination and maintenance facilities; certain assets in Shijiazhuang Assets Branch Company; eight product oil pipeline project divisions of the Sinopec Sales & Industrial Company	31 March 2009	1,839.38	—	Yes, it is priced according to valuated value	Except certain assets of Shijiazhuang Assets Branch Company are still in process, any other acquired assets have been assigned	Yes

All the assets of six research Institutes and all equities of five enterprises from Asset Management Company of China Petrochemical Corporation	21 August 2009	3,945.81	—	Yes, it is priced according to valuated Value	Acquired assets have been assigned	Yes

7.2	Sales of assets

	□ Applicable	√ Not applicable

Net profits
			contributed to				Whether the
			Sinopec Corp. by the		Connected	Whether the	debts or
			disposed assets from		transaction	asset ownership	creditor’s
Transaction party			the beginning of	Profit or	or not (if it is,	concerned is	right concerned
and the disposed		Sales price	the year to the	loss due to	indicate the	completely	are completely
assets	Disposal date	(RMB million)	disposal date (note)	the disposal	pricing principles)	assigned	transferred

Certain assets in Jinling Petrochemical Branch Company sold to China Petrochemical Corporation	31 March 2009	157.47	No	No.	Yes, it is priced according to valuated value.	Yes	Yes

7.3	Material guarantees

	□ Applicable	√ Not applicable

Major guarantees externally (excluding guarantees for the non-wholly owned controlled subsidiaries)

											Whether
											guaranteed
											for related
	Relationship			Date of			Whether	Whether	Amounts of		party
Guarantee	with the	Name of		occurrence	Period of		completed	overdue	overdue	Counter-	(yes or no)
provider	Company	guaranteed company	Amount	(date of signing)	guarantee	Type	or not	or not	guarantee	guaranteed	Note 1

Sinopec Corp.	the Company itself	Yueyang Sinopec Corp. Shell Coal Gasification Corporation	377	December 10, 2003	December 10, 2003 - December 10, 2017	joint and several obligations	No	No	No	No	No
Sinopec Corp.	the Company itself	Shanghai Gaoqiao-SK Solvent Co., Ltd.	61	September 22, 2006; November 24, 2006; March 30, 2007; April 16, 2007	September 22, 2006 - September 22, 2011; November 24, 2006 - November 24, 2011; March 30, 2007 - March 30, 2012; April 16, 2007 - April 16, 2012	joint and several obligations	No	No	No	No	No
Sinopec Corp.	the Company itself	Fujian United Petrochemical Co.,Ltd.	9,166	September 6, 2007	September 6, 2007 - December 31, 2015	joint and several obligations	No	No	No	No	No
Sinopec Shanghai Petrochemical Co., Ltd.	controlling subsidiary	Balance of Guarantee by Sinopec Corp. Shanghai Petrochemical for its associates and joint ventures	3			joint and several obligations	No	No	No	No	No
Sinopec Yangzi Petrochemical Co., Ltd.	wholly-owned subsidiary	Balance of Guarantee by Sinopec Corp. Yangzi Petrochemical for its associates and joint ventures	435			joint and several obligations	No	No	No	No	No
Sinopec Sales Co., Ltd.	wholly-owned subsidiary	Balance of Sinopec Corp. Sales Company Limited for its associates and joint ventures	115			joint and several obligations	No	No	No	No	No
Total amount of guarantees provided during the reporting period Note 2										285
Total amount of guarantees outstanding at the end of the reporting period Note 2 (A)										10,157

Guarantees by the Company to controlled subsidiaries
Total amount of guarantee provided to controlled subsidiaries during the reporting period										None
Total amount of guarantee for controlled subsidiaries outstanding at the end of the reporting period (B)									None

Total amount of guarantees of the Company (including those provided for controlled subsidiaries)
Total amount of guarantees Note 3 (A+B)											10,157
The proportion of the total amount of guarantees to Sinopec Corp.’s net assets											2.7%
Guarantees provided for shareholders, de facto controller and related parties (C)											－
Amount of debt guarantees provided directly or indirectly to the companies with liabilities to assets ratio of over 70% (D)										61
The amount of guarantees in excess of 50% of the net assets (E)											－
Total amount of the above three guarantee items Note 4 (C+D+E)											61
Statement of guarantee undue that might be involved in any joint and several liabilities										None
Statement of guarantee status										None

Note 1:	As defined in the Stock Listing Rules of Shanghai Stock Exchange.

Note 2:
The amount of guarantees provided during the reporting period and the amount of guarantees outstanding at the end of the reporting period include the guarantees provided by the controlled subsidiaries to external parties. The amount of the guarantees provided by these subsidiaries is derived by multiplying the guarantees provided by Sinopec Corp.’s subsidiaries by the percentage of shares held by Sinopec Corp. in such subsidiaries.

Note 3:
Total amount of guarantees is the aggregate of the above “total amount of guarantees outstanding at the end of the reporting period (excluding the guarantees provided for controlled subsidiaries)” and “total amount of guarantees for controlled subsidiaries outstanding at the end of the reporting period”.

Note 4:
“Total amount of the above three guarantee items” is the aggregate of “guarantees provided for shareholders, effective controllers and connected parties”, “amount of debt guarantees provided directly or indirectly to the companies with liabilities to assets ratio of over 70%” and “the amount of guarantees in excess of 50% of the net assets”.

Material Guarantees under Performance

The twenty-second meeting of the First Session of the Board of Directors of Sinopec Corp. approved the proposal regarding Sinopec Corp.’s provision of guarantee to Yueyang Sinopec Shell Coal Gasification Co., Ltd., in the amount of RMB 377 million.

The eighth meeting of the Third Session of the Board of Directors of Sinopec Corp. approved the proposal to provide guarantee to Fujian United Petrochemical Company Limited for its Fujian Refining and Ethylene Joint Venture Project in the amount of RMB 9.166 billion.

7.4	Material Connected Transactions

	7.4.1	Connected Transactions in the course of ordinary business

The aggregate amount of connected transactions actually incurred of the Company during the year was RMB 297.712 billion, of which, expenses amounted to RMB 134.958 billion, and revenues amounted to RMB 162.754 billion (including RMB 162.671 billion of sales of goods and services, RMB 38 million of interest income, RMB 45 million of agency commission receivable). In 2009, the products and services provided by China Petrochemical Corporation and its subsidiaries (procurement, storage, exploration and production services and production-related services) to the Company were RMB 96.179 billion, representing 7.63% of the Company’s operating expenses for the year 2009. The auxiliary and community services provided by China Petrochemical Corporation to the Company were RMB 3.329 billion, representing 0.26% of the operating expenses of the Company for 2009. In 2009, the product sales from the Company to China Petrochemical Corporation amounted to RMB 49.576 billion, representing 3.69% of the Company’s operating revenue. With regard to the Leasing Agreement for properties the amount of housing rental paid by the Company for the year 2009 was RMB 419 million.

Sinopec Corp. held the second meeting of Fourth Session of the Board of Directors on 21 August 2009, which approved the adjustment of the annual cap for providing community services by China Petrochemical Corporation to the Company to RMB 3.5 billion and the annual cap to the SPl Fund to Sinopec Corp. to RMB 1.8 billion. In 2009, the SPl Fund payable by the Company was RMB 1,612 billion, and the payable rental of land amounted to RMB 4.225 billion.

The amount of each category of continuing connected transactions between the Company and China Petrochemical Corporation did not exceed its respective cap approved at the general meeting and Board of Directors.

Principle of pricing for connected transactions: (1) Government-prescribed prices and government-guided prices are adopted for products or projects if such prices are available; (2) Where there is no government-prescribed price or government-guided price for products or projects, the market price (inclusive of bidding price) will apply; (3) Where none of the above is applicable, the price will be decided based on the cost incurred plus a reasonable profit of not more than 6% of the price.

Please refer to Note 37 to the financial statements prepared under the IFRS in this annual report for details of the connected transactions actually incurred during this year.

Other material connected transaction occurred in this year

Please refer to section 7.8.3 for details

Unit: RMB millions

	Sales of goods and		Purchase of
	provision of		goods and
	services to		services from
	connected party		connected party
		Percentage		Percentage
		of the total		of the total
		amount of		amount of
	Transaction	the type	Transaction	the type
Connected party	amount	of transaction	amount	of transaction

China Petrochemical
Corporation	49,621	3.69%	104,366	8.28%
Other connected parties	113,095	8.41%	29,547	2.34%

Total	162,716	12.10%	133,913	10.62%

7.4.2	Connected obligatory rights and debts

□ Applicable	√ Not applicable

Unit: RMB millions

	Fund to		Fund from
	Connected Parties		Connected Parties
	Amount		Amount
Connected Parties	incurred	Balance	incurred	Balance

China Petrochemical
Corporation	(1,884)	558	105	10,970
Other connected parties	(557)	21	—	—

Total	(2,441)	579	105	10,970

7.4.3	Occupation of Funds and relevant settlement in 2009

	√ Applicable	□ Not applicable

Up to the end of 2009, where the listed company did not settle the occupation of non operating funds, the proposal on solution by the board of directors.

	√ Applicable	□ Not applicable

7.5	Entrusted Money Management

√ Applicable □ Not applicable

7.6	Performance of commitments by China Petrochemical Corporation or shareholders holding 5% or more of shares during the reporting period

√ Applicable □ Not applicable

By the end of the reporting period, the major commitments made by China Petrochemical Corporation include:

	i	to comply with the connected transaction agreements;

	ii	to solve issues regarding legality of the land use rights certificates and property ownership rights certificates within a specified period of time;

	iii	to implement the Re-organisation Agreement (for definition, please refer to prospectus for issuing H shares);

	iv	to grant licenses for intellectual property rights;

	v	to refrain from competition within the industry of the Company;

	vi	Sinopec Corp.

The details of the above-mentioned commitments were included in the prospectus for the issuance of A shares of Sinopec Corp., which was published in China Securities Journal, Shanghai Securities News and Securities Times on 22 June 2001.

During the reporting period, Sinopec Corp. was not aware of any breach of the above-mentioned major commitments by the substantial shareholder.

7.7	Litigation and arbitration of significant importance

Applicable _ Not applicable

7.8	Other significant events

	7.8.1	MAJOR PROJECTS

		(1)	Sichuan-to-East China Gas Project

This is a major project under China’s 11th Five-Year Plan. The project consists of two parts, namely, exploration and development of Puguang Gas Field as well as gas purification project; natural gas long-distance transportation pipeline project from Puguang Gas Field to Shanghai. The core section was completed and put into operation at the end of 2009.

		(2)	Fujian Refinery & Ethylene Project

Fujian refinery & ethylene project mainly includes 12 million tpa refinery expansion, 800 thousand tpa ethylene units , and downstream auxiliary utility units. The total investment is expected to be RMB 31.6 billion. With construction starting in July 2005, it was put into commercial operation in November 2009.

		(3)	Tianjin Million Tonnes Ethylene Project

The project mainly includes 1 million tpa ethylene unit, 12.5 million tpa refinery expansion and downstream auxiliary utility units. The total project investment is about RMB 26.8 billion. With construction starting in June 2006, it was fully completed and put into operation on 16 January 2010.

		(4)	Zhenhai Million Tonnes Ethylene Project

This project mainly consists of 1 million tpa ethylene unit, downstream auxiliary utility units. The total project investment is about RMB 21.9 billion. Commenced in November 2006, the construction was mechanically completed on 28 December 2009.

7.8.2	SHARES AND SECURITIES INVESTMENT HELD IN OTHER LISTED COMPANIES

Equity Owners’
				Shares held as		Book value	Investment	Equities
	Company Name	Initial	Number of	a percentage	Source	at the end of	income	Change during the
Stock Code	Abbreviation	Investment Cost	Shares Held	of total shares	of shares	reporting period	for the year	reporting period	Accounting Entry

384 (HK)	Sino Gas International Holdings	HK$128 million	210 million shares	6.3%	Acquisition	RMB 136 million	—	—	Long-term equity investment
Other securities investment held at end of the reporting period	—	—						—	—

Other than the above, Sinopec Corp. didn’t hold any share of non-listed financial entities or companies preparing for being listed in the near future, nor did it trade the shares of any other listed companies.

7.8.3	ACQUISITION OF ASSETS

(1)
The Acquisition of the assets and equity interests of the refined oil product pipelines of China Petrochemical Corporation and its subsidiaries, Qingdao Petrochemical Corporation, and Shijiazhuang Chemical Fiber Corporation and disposal of chemical fertilizer equipments assets of Jinling Branch Company of China Petrochemical Corporation

The 27th Meeting of the Third Session of the Board was held on 27 March 2009, at which the “Proposal Concerning The Acquisition of the assets and equity interests of the refined oil product pipelines of China Petrochemical Corporation and its subsidiaries, Qingdao Petrochemical Corporation, and Shijiazhuang Chemical Fiber Corporation and disposal of Chemical Fertilizer Equipments Assets of Jinling Branch Company of China Petrochemical Corporation” was approved. The consideration for the acquisition is RMB 1.839 billion. The consideration for the sale is RMB 157 million. For details, please refer to relevant announcements disclosed in China Securities Journal, Shanghai Securities News and Securities Times in mainland China on 30 March 2009 and on the websites of Shanghai Stock Exchange (http://www.sse.com.cn) and Hong Kong Stock Exchange (http://www.hkex.com.hk).

(2) The Acquisition of all of the assets of six research institutes and all of the equities of 5 enterprises from the Asset Management Company of China Petrochemical Corporation

The 2nd Meeting of the Fourth Session of the Board was held on 21 August 2009, at which the “Proposal Concerning the Acquisition of All of the Assets of Six Research Institutes and All Equities of 5 Enterprises from Asset Management Company of China Petrochemical Corporation” was approved. The consideration for the acquisition is RMB 3.946 billion. For details, please refer to relevant announcements disclosed in China Securities Journal, Shanghai Securities News and Securities Times in mainland China on 24th August 2009 and on the websites of Shanghai Stock Exchange (http://www.sse.com.cn) and Hong Kong Stock Exchange (http://www.hkex.com.hk).

	7.9	The Board of Director issued Management Report of Internal Control, which was opined by the audit institution, details of which can be found in the1 annual report

	7.10	Whether the Company disclosed report on performance of social responsibilities. Yes

8.	Report of the Supervisory Board

Through process supervision on significant decision-makings, routine supervision on the operations and inspection and research: the Board of Supervisors hold the following beliefs. in 2009, facing great changes of business environment resulting from the international financial crisis, the Company, deepened study and implementation of the scientific outlook of development and followed the operation principles of “standardization, preciseness and integrity”, It took measures to expand the market, organize the operations of upstream, refineries, chemical and marketing segments carefully, optimize the operating plans, increase production and revenues, and improve profitability. All the aforesaid measures ensured the steady increase of the production and operation of the Company and achieved good operating results.

First, the Board of Directors diligently fulfilled its obligations and exercised its rights under the PRC Company Law and the Company’s Articles of Association, and made scientific decisions on major issues concerning capital operation, production and operation, reform and development and so on; and the senior management carried out the resolutions made by the Board of the Directors, focused on expanding market, reinforced the precision management, strived to lower the costs and enhance efficiency  and strengthened the scientific innovation. All of the efforts achieved remarkable results. The Board did not find any behavior of any directors or senior management that violated laws, regulations, the Articles of Association, or is detrimental to the interest of the Company or the shareholders.

Second, the annual financial statement issued by the Company was prepared respectively in accordance with ASBE and IFRS which truly and fairly reflected the Company’s financial status and operation performance. In accordance with ABSE, the Company’s operating income was RMB 1,345.052 billion, the total profit was RMB 80.076 billion, and the net profit attributable to equity shareholders was RMB 61.29 billion; and in accordance with IFRS, the Company’s turnover and other operating revenue was RMB 1,345.052 billion, the earnings before tax was RMB 80.568 billion, and the net profit attributable to equity shareholders was RMB 61.76 billion.

Third, Sinopec Corp. conducted capital operation lawfully and carefully. During the reporting period, the Company acquired, from Sinopec Group or its subsidiaries, property rights of eight oil product pipeline project divisions, equity interest and partial assets in Qingdao Petrochemical Co., Ltd and Shijiazhuang Chemical Fiber Co., Ltd, and acquired all of the assets of six research institutes and all of the equities of 5 enterprises from Sinopec Group Asset Management Company. Meanwhile, the Company disposed of chemical fertilizer equipments of Jinling Branch Company. The operations were strictly in line with relevant laws and regulations. No behaviors detrimental to the interests of non-connected shareholders and the Company such as insider trading were found.

Fourth, all connected transactions complied with supervisory requirements of domestic and overseas places of listing. All connected transactions between Sinopec Corp. and Sinopec Group were in conformity with the relevant rules and regulations of Hong Kong Stock Exchange and Shanghai Stock Exchange. All the connected transactions were conducted on the basis of fair and reasonable price and in line with the principle of “fairness, justness and openness”. Nothing in these transactions was found to be detrimental to the benefits of Sinopec Corp. or the interests of the non-connected shareholders.

In addition, the Company timely disclosed material information according to the regulations of securities supervisory authorities, and the information disclosed was true, accurate and complete.

In the year ahead, the Board of Supervisors will continue to implement the scientific outlook of development, stick to the principles of honesty and good faith, focus on significant decision-making, internal control, connected transactions and information disclosure. The Board of Supervisors will fulfill its duty of supervision, carefully strive to promote the steady growth of the benefits and continuing healthy development of Sinopec Corp. in 2010, and defend the interests of shareholders and the Company.

9	Financial Statements

	9.1	Auditor’s opinion

Financial Statements	□ Unaudited	√ Audited
Auditor’s opinion	√ Standard unqualified opinion	□ Not standard opinion

9.2	Financial Statements

	9.2.1	Financial statements prepared in accordance with China Accounting Standards for Business Enterprises (ASBE)

Balance Sheet

Amounts in RMB millions

Items	31 December 2009		31 December 2008
	The	The	The	The
	Group	Company	Group	Company

Current assets:
Cash at bank and on hand	9,986	4,724	7,760	2,258
Bills receivable	2,110	123	3,660	830
Accounts receivable	26,592	10,990	12,990	11,274
Other receivables	4,454	19,250	20,525	24,087
Prepayments	3,614	3,032	7,610	5,556
Inventories	141,611	88,993	95,979	70,246
Other current assets	856	110	287	92

Total current assets	189,223	127,222	148,811	114,343

Non-current assets:
Long-term equity investments	33,503	88,920	28,705	79,449
Fixed assets	465,182	380,979	411,939	331,912
Construction in progress	119,786	112,217	122,121	113,210
Intangible assets	22,862	16,013	16,348	10,174
Goodwill	14,163	—	14,328	—
Long-term deferred expenses	6,281	5,300	6,564	5,607
Deferred tax assets	13,683	8,596	13,468	7,237
Other non-current assets	1,792	212	1,013	101

Total non-current assets	677,252	612,237	614,486	547,690

Total assets	866,475	739,459	763,297	662,033

Items	31 December 2009		31 December 2008
	The	The	The	The
	Group	Company	Group	Company

Current liabilities:
Short-term loans	34,900	5,728	74,415	34,455
Bills payable	23,111	14,084	18,753	13,453
Accounts payable	97,749	63,067	56,464	53,602
Advances from customers	37,270	32,966	29,704	25,619
Employee benefits payable	4,526	4,093	1,827	1,359
Taxes payable	16,489	12,817	6,816	9,563
Other payables	49,676	75,760	47,579	63,494
Short-term debentures payable	31,000	30,000	15,000	15,000
Non-current liabilities
due within one year	6,641	4,865	19,511	17,505

Total current liabilities	301,362	243,380	270,069	234,050

Non-current liabilities:
Long-term loans	52,065	51,549	64,937	53,074
Debentures payable	93,763	93,763	62,207	62,207
Provisions	11,529	10,883	9,280	8,794
Deferred tax liabilities	4,979	4,544	5,235	4,456
Other non-current liabilities	2,192	959	1,403	494

Total non-current liabilities	164,528	161,698	143,062	129,025

Total liabilities	465,890	405,078	413,131	363,075

Items	31 December 2009		31 December 2008
	The	The	The	The
	Group	Company	Group	Company

Shareholders’ equity:
Share capital	86,702	86,702	86,702	86,702
Capital reserve	38,202	38,234	40,848	38,464
Surplus reserves	115,031	115,031	90,078	90,078
Retained profits	137,247	94,414	111,672	83,714

Total equity attributable
to shareholders
of the Company	377,182	334,381	329,300	298,958
Minority interests	23,403	—	20,866	—

Total shareholders’ equity	400,585	334,381	350,166	298,958

Total liabilities and
shareholders’ equity	866,475	739,459	763,297	662,033

Income statement

Amounts in RMB millions

Items	2009		2008
	The	The	The	The
	Group	Company	Group	Company

Operating income	1,345,052	876,303	1,444,291	959,464
LessOperating costs	1,035,815	638,169	1,321,030	840,076
Sales taxes and surcharges	132,884	105,741	57,214	50,306
Selling and distribution
expenses	27,635	23,327	24,983	20,918
General and
administrative expenses	46,726	38,527	41,164	33,165
Financial expenses	7,016	5,317	9,137	7,933
Exploration expenses,
including dry holes	10,545	10,545	8,310	8,310
Impairment losses	7,453	6,693	16,869	9,486
Loss/(gain) from
changes in fair value	365	281	(4,198)	(3,842)
Add:Investment income	3,589	12,456	1,452	12,357

Operating profit/(loss)	80,202	60,159	(28,766)	5,469
Add:Non-operating income	1,275	1,100	51,911	34,578
Less:Non-operating expenses	1,401	1,208	1,120	922

Profit before taxation	80,076	60,051	22,025	39,125
Less:Income tax
expense/(benefit)	16,076	10,526	(2,846)	(1,797)

Net profit	64,000	49,525	24,871	40,922

Items	2009		2008
	The	The	The	The
	Group	Company	Group	Company

Including: Net profit/(loss) made
by acquirees before the
consolidation	62	—	(1,244)	—
Attributable to:
Equity shareholders of the
Company	61,290	—	28,445	—
Minority interests	2,710	—	(3,574)	—

Basic earnings per share	0.707	—	0.328	—
Diluted earnings per share	0.702	—	0.288	—

Net profit	64,000	49,525	24,871	40,922

Other comprehensive income:
Cash flow hedges	54	—	—	—
Availabe-for-sale financial assets	(175)	24	(232)	—
Share of other comprehensive
income of associates	806	806	(2,206)	(2,206)

Total other comprehensive
income	685	830	(2,438)	(2,206)

Total comprehensive income	64,685	50,355	22,433	38,716

Attributable to:
Equity shareholders of the
Company	62,012	—	26,125	—
Minority interests	2,673	—	(3,692)	—

Cash Flow Statement

Amounts in RMB millions

Items	2009		2008
	The	The	The	The
	Group	Company	Group	Company

Cash flows from
operating activities:
Cash received from sale of
goods and rendering
of services	1,550,786	1,019,516	1,709,096	1,128,155
Rentals received	388	192	491	340
Grants received	1,473	—	54,220	38,653
Other cash received
relating to operating
activities	6,008	19,646	4,051	31,727

Sub-total of cash inflows	1,558,655	1,039,354	1,767,858	1,198,875

Cash paid for goods
and services	(1,165,744)	(730,312)	(1,536,036)	(968,452)
Cash paid for operating leases	(8,189)	(6,351)	(7,717)	(6,847)
Cash paid to and for employees	(28,656)	(24,040)	(27,853)	(23,095)
Value added tax paid	(41,166)	(32,671)	(35,543)	(30,857)
Income tax paid	(4,027)	(111)	(21,073)	(15,871)
Taxes paid other than value
added tax and income tax	(133,859)	(109,150)	(48,671)	(41,078)
Other cash paid relating
to operating activities	(18,218)	(18,617)	(16,697)	(37,984)

Sub-total of cash outflows	(1,399,859)	(921,252)	(1,693,590)	(1,124,184)

Net cash flow from
operating activities	158,796	118,102	74,268	74,691

Items	2009		2008
	The	The	The	The
	Group	Company	Group	Company

Cash flows from
investing activities:
Cash received from disposal
of investments	504	16	1,366	866
Dividends received	1,133	10,976	3,682	11,370
Net cash received from
disposal of fixed assets
and intangible assets	692	527	604	587
Cash received on maturity
of time deposits with
financial institutions	1,820	57	1,358	44
Cash received from derivative
financial instruments	3,253	—	5,921	—
Other cash received relating
to investing activities	277	107	447	98

Sub-total of cash inflows	7,679	11,683	13,378	12,965

Cash paid for acquisition
of fixed assets and
intangible assets	(114,063)	(99,362)	(109,483)	(98,755)
Cash paid for acquisition
of investments	(3,240)	(7,394)	(3,089)	(4,122)
Cash paid for acquisition
of time deposits with
financial institutions	(2,304)	(50)	(1,442)	(49)
Cash paid for derivative
financial instruments	(3,197)	-	(5,490)	-

Sub-total of cash outflows	(122,804)	(106,806)	(119,504)	(102,926)

Net cash flow from
investing activities	(115,125)	(95,123)	(106,126)	(89,961)

Items	2009		2008
	The	The	The	The
	Group	Company	Group	Company

Cash flows from
financing activities:
Cash received from borrowings	779,987	581,704	1,182,908	29,850
Cash received from issuance
of corporate bonds	61,000	60,000	15,000	15,000
Cash received from issuance
of convertible bonds,
net of issuing expenses	—	—	29,850	802,882
Cash received from
contribution form
non-controlling interests
of subsidiaries	714	—	1,137	—

Sub-total of cash inflows	841,701	641,704	1,228,895	847,732

Cash repayments
of borrowings	(845,103)	(626,552)	(1,159,321)	(799,883)
Cash repayments
of corporate bonds	(15,000)	(15,000)	(10,000)	(10,000)
Cash paid for acquisition
of minority interests
from subsidiaries, net	(213)	(213)	(598)	(598)
Cash paid for dividends,
profits distribution
or interest	(21,194)	(19,183)	(24,232)	(20,653)
Dividends paid to minority
shareholders by subsidiaries	(858)	—	(1,404)	—
Distributions to Sinopec
Group Company	(1,262)	(1,262)	(2,180)	(2,180)

Sub-total of cash outflows	(883,630)	(662,210)	(1,197,735)	(833,314)

Net cash flow from
financing activities	(41,929)	(20,506)	31,160	14,418

Effects of changes in
foreign exchange rate	—	—	(79)	—

Net increase/(decrease) in
cash and cash equivalents	1,742	2,473	(777)	(852)

Consolidated Statement of Changes In Equity

Amounts in RMB millions

	2009
	Share capital	Capital reserve	Surplus reserves	Retained profits	Total shareholders’ equity attributable to equity shareholders of the Company	Minority interests	Total shareholders' equity

Balance at 1 January 2009	86,702	40,848	90,078	111,672	329,300	20,866	350,166
Changes for the year
1. Net profit	—	—	—	61,290	61,290	2,710	64,000
2. Other comprehensive income
－ Cash flow hedges	—	54	—	—	54	—	54
－ Available-for-sale financial assets	—	(138)	—	—	(138)	(37)	(175)
－ Share of other comprehensive income of associates	—	806	—	—	806	—	806
Total other comprehensive income	—	722	—	—	722	(37)	685

Total comprehensive income	—	722	—	61,290	62,012	2,673	64,685
Transactions with owners,
recorded directly in equity:
3. Appropriations of profits:
－ Appropriation for surplus reserves	—	—	24,953	(24,953)	—	—	—
－ Distributions to shareholders	—	—	—	(13,872)	(13,872)	—	(13,872)
4. Consideration for the combination of entities under common control	—	(771)	—	—	(771)	—	(771)
5. Acquisition of minority interests	—	(18)	—	—	(18)	(4)	(22)
6. Distributions to minority interests, net of contributions	—	—	—	—	—	(144)	(144)
7. Distributions to Sinopec Group Company	—	(49)	—	—	(49)	—	(49)
8. Government Grants	—	580	—	—	580	12	592
9. Reclassification	—	(3,110)	—	3,110	—	—	—
Total transactions with owners	—-	(3,368)	24,953	(35,715)	(14,130)	(136)	(14,266)

Balance at 31 December 2009	86,702	38,202	115,031	137,247	377,182	23,403	400,585

Amounts in RMB millions

	2009
	Share capital	Capital reserve	Surplus reserves	Retained profits	Total shareholders’ equity attributable to equity shareholders of the Company	Minority interests	Total shareholders' equity

Balance at 31 December 2007	86,702	33,600	65,986	121,757	308,045	25,449	333,494
Adjustment for the combination of entities under common control	—	2,330	—	(1,866)	464	—	464
Balance at 1 January 2008	86,702	35,930	65,986	119,891	308,509	25,449	333,958
Changes for the year
1. Net profit	—	—	—	28,445	28,445	(3,574)	24,871
2. Other comprehensive income
－ Available-for-sale financial assets	—	(114)	—	—	(114)	(118)	(232)
－ Share of other comprehensive income of associates	—	(2,206)	—	—	(2,206)	—	(2,206)
Total other comprehensive income	—	(2,320)	—	—	(2,320)	(118)	(2,438)

Total Comprehensive income	—	(2,320)	—	28,445	26,125	(3,692)	22,433
Transactions with owners, recorded directly in equity:
3. Issuance of the Bonds with Warrants	—	6,879	—	—	6,879	—	6,879
4. Appropriations of profits:
－ Appropriation for surplus reserves	—	—	24,092	(24,092)	—	—	—
－ Distributions to shareholders	—	—	—	(12,572)	(12,572)	—	(12,572)
5. Distribution to minority interests, net of contributions	—	—	—	—	—	(368)	(368)
6. Acquisition of minority interests	—	(318)	—	—	(318)	(617)	(935)
7. Distribution to Sinopec Group Company	—	(202)	—	—	(202)	—	(202)
8. Government grants	—	879	—	—	879	94	973
Total transactions with owners	—	7,238	24,092	(36,664)	(5,334)	(891)	(6,225)

Balance at 31 December 2008	86,702	40,848	90,078	111,672	329,300	20,866	350,166

Statement of Changes In Equity

Amounts in RMB millions
	2009
Items	Share capital	Capital reserve	Surplus reserves	Retained profits	Total shareholders’ equity
Balance at 1 January 2009	86,702	38,464	90,078	83,714	298,958
Changes for the year
1. Net profit	—	—	—	49,525	49,525
2. Other comprehensive income
－ Available-for-sale financial assets	—	24	—	—	24
－ Share of other comprehensive income of associates	—	806	—	—	806
Total other comprehensive income	—	830	—	—	830

Total comprehensive income	—	830	—	49,525	50,355
Transactions with owners, recorded directly in equity:
3. Appropriations of profits:
－ Appropriation for surplus reserves	—	—	24,953	(24,953)	—
－ Distributions to shareholders	—	—	—	(13,872)	(13,872)
4. Distributions to Sinopec Group Company	—	(1,600)	—	—	(1,600)
5. Government Grants	—	540	—	—	540
Total transactions with owners	—	(1,060)	24,953	(38,825)	(14,932)

Balance at 31 December 2009	86,702	38,234	115,031	94,414	334,381

Amounts in RMB millions

	2009
Items	Share capital	Capital reserve	Surplus reserves	Retained profits	Total shareholders’ equity
Balance at 1 January 2008	86,702	33,384	65,986	79,456	265,528
Changes for the year
1. Net profit	—	—	—	40,922	40,922
2. Other comprehensive income
－ Share of other comprehensive income of associates	—	(2,206)	—	—	(2,206)
Total other comprehensive income	—	(2,206)	—	—	(2,206)

Total comprehensive income	—	(2,206)	—	40,922	38,716
Transactions with owners, recorded directly in equity:
3. Issuance of the Bonds with Warrants	—	6,879	—	—	6,879
4. Appropriations of profits:
－ Appropriation for surplus reserves	—	—	24,092	(24,092)	—
－ Distributions to shareholders	—	—	—	(12,572)	(12,572)
5. Distributions to Sinopec Group Company	—	(202)	—	—	(202)
6. Government Grants	—	609	—	—	609
Total transactions with owners	—	7,286	24,092	(36,664)	(5,286)

Balance at 31 December 2008	86,702	38,464	90,078	83,714	298,958

9.2.2  Financial statements prepared in accordance with IFRS

              Consolidated Income Statement

Amounts in RMB millions

Items	2009	2008

Turnover and other operating revenues
Turnover	1,315,915	1,413,203
Other operating revenues	29,137	31,088

	1,345,052	1,444,291

Other income	-	50,857

Operating expenses
Purchased crude oil, products and operating supplies and expenses	(990,459)	(1,286,106)
Selling, general and administrative expenses	(40,500)	(39,392)
Depreciation, depletion and amortisation	(50,487)	(46,321)
Exploration expenses, including dry holes	(10,545)	(8,310)
Personnel expenses	(28,836)	(23,381)
Taxes other than income tax	(132,884)	(57,214)
Other operating expenses, net	(6,910)	(8,088)

Total operating expenses	(1,260,621)	(1,468,812)

Operating profit	84,431	26,336

Items	2009	2008

Finance costs
Interest expense	(7,382)	(11,907)
Interest income	277	446
Unrealised (loss)/gain on embedded derivative component of convertible bonds	(218)	3,947
Foreign currency exchange loss	(327)	(954)
Foreign currency exchange gain	416	3,278

Net finance costs	(7,234)	(5,190)

Investment income	374	390

Share of profits less losses from associates and jointly controlled entities	2,997	580

Profit before taxation	80,568	22,116
Tax (expense)/ benefit	(16,084)	2,840

Profit for the year	64,484	24,956

Attributable to:
Equity shareholders of the Company	61,760	28,525
Non-controlling interests	2,724	(3,569)

Profit for the year	64,484	24,956

Earnings per share
Basic earnings per share	0.712	0.329

Diluted earnings per share	0.708	0.289

Items	2009	2008

Profit for the year	64,484	24,956

Other comprehensive income for the year (after tax and reclassification adjustments)
Cash flow hedge	54	—
Available-for-sale securities	(175)	(232)
Share of other comprehensive income of associates	806	(2,206)

Total other comprehensive income	685	(2,438)

Total comprehensive income for the year	65,169	22,518

Attributable to:
Equity shareholders of the Company	62,482	26,205
Non-controlling interests	2,687	(3,687)

Total comprehensive income for the year	65,169	22,518

Balance Sheet

Amounts in RMB millions

	31 December 2009		31 December 2008
The Items	The Group	The Company	The Group	The Company

Non-current assets
Property, plant and equipment	465,182	380,979	411,939	331,912
Construction in progress	119,786	112,217	122,121	113,210
Goodwill	14,072	—	14,237	—
Investments in subsidiaries	—	67,574	—	61,982
Interest in associates	18,162	9,076	15,595	8,400
Interest in jointly controlled entities	13,928	6,011	11,781	5,306
Investments	2,174	769	1,483	570
Deferred tax assets	13,975	8,815	13,768	7,461
Lease prepayments	16,238	9,570	11,165	5,211
Long-term prepayments and other assets	13,045	11,333	11,685	10,054

Total non-current assets	676,562	606,344	613,774	544,106

Current assets
Cash and cash equivalents	8,750	4,700	7,008	2,227
Time deposits with financial institutions	1,236	24	752	31
Trade accounts receivable net	26,592	10,990	12,990	11,274
Bills receivable	2,110	123	3,660	830
Inventories	141,611	88,993	95,979	70,246
Prepaid expenses and other current assets	20,981	33,235	35,225	33,050
Income tax receivable	—	—	9,784	9,768

Total current assets	201,280	138,065	165,398	127,426

	31 December 2009		31 December 2008
The Item	The Group	The Company	The Group	The Company

Current liabilities
Short-term debts	58,898	39,755	75,516	52,747
Loans from Sinopec Group Company and fellow subsidiaries	13,643	838	33,410	14,213
Trade accounts payable	97,749	63,067	56,464	53,602
Bills payable	23,111	14,084	18,753	13,453
Accrued expenses and other payables	117,272	134,526	102,497	113,118
Income tax payable	2,746	1,953	16	—

Total current liabilities	313,419	254,223	286,656	247,133

Net current liabilities	(112,139)	(116,158)	(121,258)	(119,707)

Total assets less current liabilities	564,423	490,186	492,516	424,399

Non-current liabilities
Long-term debts	108,828	108,312	90,254	79,461
Loans from Sinopec Group Company and fellow subsidiaries	37,000	37,000	36,890	35,820
Deferred tax liabilities	4,979	4,544	5,235	4,456
Provisions	11,529	10,883	9,280	8,794
Other liabilities	3,234	1,625	2,315	1,042

Total non-current liabilities	165,570	162,364	143,974	129,573

	398,853	327,822	348,542	294,826

Equity
Share capital	86,702	86,702	86,702	86,702
Reserves	288,959	241,120	241,187	208,124

Total equity attributable to equity shareholders of the Company	375,661	—	327,889	—
Non-controlling interests	23,192	—	20,653	—

Total equity	398,853	327,822	348,542	294,826

9.2.3	Differences between financial statements prepared under ASBE and IFRS

	(1)	Effects of major differences between the net profit under ASBE and the profit for the year under IFRS are analysed as follows:

Items	2009	2008
	RMB millions	RMB millions

Net profit under ASBE	64,000	24,871
Adjustments:
Revaluation of land use rights	30	30
Government grants	462	61
Tax effects of the above adjustments	(8)	(6)

Profit for the year under IFRS	64,484	24,956

(2)	Effects of major differences between the shareholders’ euqity under ASBE and the total equity under IFRS are analysed as follows:

Items	As at 31 December
	2009	2008
	RMB millions	RMB millions

Shareholders’ equity under ASBE	400,585	350,166
Adjustments:
Revaluation of land use rights	(982)	(1,012)
Government grants	(1,402)	(912)
Tax effects of the above adjustments	292	300

Total equity under IFRS	398,853	348,542

9.3	Explanation for changes in significant accounting policies

√ applicable □ inapplicable

	9.3.1	Changes in accounting policies on the financial statements under ASBE

In accordance with China Accounting Standards for Business Enterprises Bulletin No.3 (Bulletin No.3) issued in 2009 and the Notice on the Preparation of the 2009 Annual Report of Listed and Non-listed Companies (Cai Kuai [2009]16), which was issued during the year ended 31 December 2009, the Group changed the following significant accounting policies:

		(1)	Change in presentation of income statement and statement of changes in equity

Additional account captions, other comprehensive income and total comprehensive income, were included in the income statement under earnings per share. Other comprehensive income represents the after tax effect of total gains and losses, which have been not recognised in the net profit according to ASBE. Total comprehensive income represents the aggregate amount of net profit and other comprehensive income. The above changes have also been applied to the Group’s consolidated income statement with account captions, total comprehensive income attributable to the equity shareholders of the Company and total comprehensive income attributable to minority interests, presented below the total comprehensive income.

The item of gains and losses recognised directly in equity and its breakdowns are deleted from the item of changes for the year in the statement of changes in equity. An item of other comprehensive income is added to show the changes of other comprehensive income occurred during the year.

Comparative figures have been restated to confirm with the above new change of presentation in the income statement and statement of changes in equity. Please see the income statement and statement of changes in equity for details.

	(2)	Segment reporting

Bulletin No.3 requires segment disclosure to be based on the way that the Group’s chief operating decision maker manages the Group, with the amounts reported for each reportable segment being the measures reported to the Group’s chief operating decision maker for the purposes of assessing segment performance and making decisions about operating matters. This contrasts with the presentation of segment information in prior years which was based on a disaggregation of the Group’s financial statements into segments based on related products and services and on geographical areas. However, the adoption of Bulletin No.3 has not resulted in any significant changes to the presentation of segment information since the identification and presentation of reportable segments in prior periods were consistent with Bulletin No.3.

9.3.2	Changes in accounting policies on the financial statements under IFRS

The Internatinal Accounting Standards Board has issued certain new and revised IFRS that are first effective for the current accounting period of the Group. The new accounting policies and new disclosures resulting from the initial application of these standards or developments to the extent that they are relevant to the Group are summarised as follows:

(i)
As a result of the adoption of revised IAS 1 “Presentation of Financial Statements” (“revised IAS 1”), details of changes in equity during the year arising from transactions with equity shareholders in their capacity as such have been presented separately from all other income and expenses in a revised consolidated statement of changes in equity. All other items of income and expense are presented in the consolidated income statement, if they are recognised as part of profit or loss for the year, or otherwise in a new primary statement, the consolidated statement of comprehensive income. Corresponding amounts have been restated to conform to the new presentation.

(ii)
IFRS 8, Operating segments (“IFRS 8”), requires segment disclosure to be based on the way that the Group’s chief operating decision maker manages the Group, with the amounts reported for each reportable segment being the measures reported to the Group’s chief operating decision maker for the purposes of allocating resources to, and assessing the performance of the Group’s various lines of business. The adoption of IFRS 8 has not resulted in any significant changes to the presentation of segment information since the identification and presentation of reportable segments in prior periods were consistent with IFRS 8.

(iii)
As a result of the adoption of the amendments to IFRS 7, the financial statements include expanded disclosures about the fair value measurement of the Group’s financial instruments, categorising these fair value measurements into a three-level fair value hierarchy according to the extent to which they are based on observable market data.

The adoption of revised IAS 1, IFRS 8 and the amendments to IFRS 7 did not have any impact on the classification, recognition and measurement of the amounts recognised in the consolidated financial statements.

In prior years, property, plant and equipment were carried at revalued amount, being the fair value at the date of the revaluation less any subsequent accumulated depreciation and impairment losses. In 2009, property, plant and equipment are accounted for using the cost model, being the cost less any accumulated depreciation and impairment losses. This change is to align the Group’s accounting policy with industry peers to provide more relevant financial information to the users of the Group’s financial statements. This change has been applied retrospectively.  Other than the elimination of the revaluation reserve by transferring the balance to retained earnings, this change in accounting policy has no effect on the financial condition as at 31 December 2008 and 2009, and the results of operation for the years then ended.

9.4	Details, adjusted amount, reason and impact of material accounting error

There is no material error in the current report period.

9.5	Notes on the financial statements prepared under IFRS

	9.5.1	Turnover

Turnover represents revenue from the sales of crude oil, natural gas, petroleum and chemical products, net of value-added tax.

	9.5.2	Tax expense/(benefit)

Tax expense/(benefit) in the consolidated income statement represents:

	2009	2008
	RMB millions	RMB millions

Current tax
－ Provision for the year	17,042	610
－ (Over)/under-provision in prior years	(512)	216
Deferred taxation	(446)	(3,666)

	16,084	(2,840)

Reconciliation between actual tax expense/(benefit) and the expected income tax at applicable statutory tax rates is as follows:

	2009	2008
	RMB millions	RMB millions

Profit before taxation	80,568	22,116

Expected PRC income tax expense
at a statutory tax rate of 25%	20,142	5,529
Tax effect of differential tax rate (i)	(1,621)	1,212
Tax effect of non-deductible expenses	326	865
Tax effect of non-taxable income (ii)	(1,686)	(11,209)
Tax effect of utilisation of previously
unrecognised tax losses	(683)	(401)
Tax effect of tax losses not recognised	118	948
(Over)/under-provision in prior years	(512)	216

Actual income tax expense / (benefit)	16,084	(2,840)

Substantially all income before income tax and related tax expense/(benefit) is from PRC sources.

Notes:

(i)
The provision for PRC current income tax is based on a statutory income tax rate of 25% of the assessable income of the Group as determined in accordance with the relevant income tax rules and regulations of the PRC, except for certain entities of the Group, which are taxed at preferential rates of 15% or 20%.

(ii)	The tax effect of non-taxable income for the year ended 31 December 2008 primarily related to the grant income.

9.5.3	Basic and diluted earnings per share

The calculation of basic earnings per share for the year ended 31 December 2009 is based on the profit attributable to ordinary equity shareholders of the Company of RMB 61,760 million (2008: RMB 28,525 million) and the weighted average number of shares of  86,702,439,000 (2008: 86,702,439,000) during the year.

The calculation of diluted earnings per share for the year ended 31 December 2009 is based on the profit attributable to ordinary equity shareholders of the Company of RMB 62,136 million (2008: RMB 25,348 million) and the weighted average number of the shares of 87,789,799,595  (2008: 87,789,799,595) calculated as follows:

(i)	Profit attributable to ordinary equity shareholders of the Company (diluted)

	2009	2008
	RMB millions	RMB millions

Profit attributable to ordinary equity
shareholders of the Company	61,760	28,525
After tax effect of interest expense
(net of exchange gain) of
the Convertible Bonds	212	(217)
After tax effect of unrealised loss/(gain)
on embedded derivative
component of the Convertible Bonds	164	(2,960)

Profit attributable to ordinary equity
shareholders of the Company (diluted)	62,136	25,348

(ii)	Weighted average number of shares (diluted)

	2009	2008
	Number of	Number of
	shares	shares

Weighted average number of shares
at 31 December	86,702,439,000	86,702,439,000
Effect of conversion of the
Convertible Bonds	1,087,360,595	1,087,360,595

Weighted average number of shares
(diluted) at 31 December	87,789,799,595	87,789,799,595

The calculation of diluted earnings per share for the year ended 31 December 2009 and 2008 excludes the effect of the Warrants, since it did not have any diluted effect.

9.5.4	Dividends

Dividends payable to equity shareholders of the Company attributable to the year represent:

	2009	2008
	RMB millions	RMB millions

Dividends declared and paid during
the year of RMB 0.07 per share
(2008: RMB 0.03 per share)	6,069	2,601
Dividends declared after the balance sheet
date of RMB 0.11 per share
(2008: RMB 0.09 per share)	9,537	7,803

	15,606	10,404

Pursuant to the Company’s Articles of Association and a resolution passed at the Directors’ meeting on 21 August 2009, the directors declared an interim dividend for the year ended 31 December 2009 of RMB 0.07 (2008: RMB 0.03) per share totalling RMB 6,069 million (2008: RMB 2,601 million) and the dividends were paid on 15 October 2009.

Pursuant to a resolution passed at the director’s meeting on 26 March 2010, a final dividend in respect of the year ended 31 December 2009 of RMB 0.11 (2008: RMB 0.09) per share totalling RMB  9,537 million (2008: RMB 7,803 million) was proposed for shareholders’ approval at the Annual General Meeting. Final dividend of RMB 9,537 million (2008: RMB 7,803 million) proposed after the balance sheet date has not been recognised as a liability at the balance sheet date.

Dividends payable to equity shareholders of the Company attributable to the previous financial year, approved and paid during the year represent:

	2009	2008
	RMB millions	RMB millions

Final dividends in respect of the previous
financial year, approved and paid
during the year of RMB 0.09 per share
(2008: RMB 0.115 per share)	7,803	9,971

Pursuant to the shareholders’ approval at the Annual General Meeting on 22 May 2009, a final dividend of RMB 0.09 per share totalling RMB 7,803 million in respect of the year ended 31 December 2008 was declared and paid on 30 June 2009.

Pursuant to the shareholders’ approval at the Annual General Meeting on 26 May 2008, a final dividend of RMB 0.115 per share totalling RMB 9,971 million in respect of the year ended 31 December 2007 was declared and paid on 30 June 2008.

9.5.5	Trade accounts receivable, net and bills receivable

	The Group		The Company
	2009	2008	2009	2008
	RMB millions	RMB millions	RMB millions	RMB millions

Amounts due from third parties	27,481	11,318	2,326	3,491
Amounts due from subsidiaries	—	—	9,509	8,001
Amounts due from Sinopec
Group Company and
fellow subsidiaries	697	2,670	494	1,281
Amounts due from associates
and jointly controlled entities	335	1,408	187	484

	28,513	15,396	12,516	13,257
Less: Impairment losses
for bad and doubtful debts	(1,921)	(2,406)	(1,526)	(1,983)

Trade accounts receivable, net	26,592	12,990	10,990	11,274
Bills receivable	2,110	3,660	123	830

	28,702	16,650	11,113	12,104

The ageing analysis of trade accounts and bills receivables (net of impairment losses for bad and doubtful debts) is as follows:

	The Group		The Company
	2009	2008	2009	2008
	RMB millions	RMB millions	RMB millions	RMB millions

Within one year	28,525	16,528	10,946	12,043
Between one and two years	154	79	150	23
Between two and three years	11	16	8	11
Over three years	12	27	9	27

	28,702	16,650	11,113	12,104

Impairment losses for bad and doubtful debts are analysed as follows:

	The Group		The Company
	2009	2008	2009	2008
	RMB millions	RMB millions	RMB millions	RMB millions

Balance at 1 January	2,406	2,909	1,983	2,363
Impairment losses
recognised for the year	70	143	65	126
Reversal of impairment losses	(245)	(254)	(226)	(237)
Written off	(310)	(392)	(296)	(301)
Transferred from subsidiaries	—	—	—	32
Balance at 31 December	1,921	2,406	1,526	1,983

Sales are generally on a cash term. Credit is generally only available for major customers with well-established trading records. Amounts due from Sinopec Group Company and fellow subsidiaries are repayable under the same terms.

Trade accounts and bills receivables (net of impairment losses for bad and doubtful debts) primarily represent receivables that are neither past due nor impaired. These receivables relate to a wide range of customers for whom there is no recent history of default.

9.5.6	Trade account and bills payables

	The Group		The Company
	2009	2008	2009	2008
	RMB millions	RMB millions	RMB millions	RMB millions

Amounts due to third parties	92,949	53,112	32,887	26,744
Amounts due to Sinopec
Group Company and
fellow subsidiaries	3,114	1,522	1,190	1,339
Amounts due to associates
and jointly controlled entities	1,686	1,830	731	361
Amounts due to subsidiaries	—	—	28,259	25,158

	97,749	56,464	63,067	53,602
Bills payable	23,111	18,753	14,084	13,453

Trade account and bills payables
measured at amortised cost	120,860	75,217	77,151	67,055

The maturities of trade accounts and bills payables are as follows:

	The Group		The Company
	2009	2008	2009	2008
	RMB millions	RMB millions	RMB millions	RMB millions

Due within 1 month
or on demand	75,310	39,332	35,225	35,102
Due after 1 month
but within 6 months	45,420	35,737	41,855	31,829
Due after 6 months	130	148	71	124

	120,860	75,217	77,151	67,055

9.5.7	Segment reporting

Information on the Group’s reportable segments is as follows:

	2009	2008
	RMB millions	RMB millions

Turnover
Exploration and production
External sales	19,342	26,403
Inter-segment sales	87,008	151,393

	106,350	177,796
Refining
External sales	95,792	132,209
Inter-segment sales	603,870	692,520

	699,662	824,729
Marketing and distribution
External sales	778,417	802,817
Inter-segment sales	2,372	3,200

	780,789	806,017
Chemicals
External sales	192,735	219,723
Inter-segment sales	21,125	27,303

	213,860	247,026
Corporate and others
External sales	229,629	232,051
Inter-segment sales	291,396	484,343

	521,025	716,394
Elimination of inter-segment sales	(1,005,771)	(1,358,759)

Turnover	1,315,915	1,413,203

	2009	2008
	RMB millions	RMB millions
Other operating revenues
Exploration and production	17,485	18,705
Refining	3,909	4,957
Marketing and distribution	2,302	906
Chemicals	4,597	6,430
Corporate and others	844	90

Other operating revenues	29,137	31,088

Other income
Refining	—	41,017
Marketing and distribution	—	9,840

Total other income	—	50,857

Turnover, other operating revenues
and other income	1,345,052	1,495,148

	2009	2008
	RMB millions	RMB millions
Result
Operating profit/(loss)
By segment
- Exploration and production	19,644	66,569
- Refining	23,077	(63,635)
- Marketing and distribution	30,300	38,519
- Chemicals	13,615	(12,950)
- Corporate and others	(2,205)	(2,167)

Total segment operating profit	84,431	26,336

Net finance costs	(7,234)	(5,190)
Investment income	374	390
Share of profits less losses from
associates and jointly controlled entities	2,997	580

Profit before taxation	80,568	22,116

	2009	2008
	RMB millions	RMB millions

Assets
Segment assets
- Exploration and production	263,041	235,866
- Refining	213,027	184,531
- Marketing and distribution	153,777	144,139
- Chemicals	128,322	121,964
- Corporate and others	60,433	31,120

Total segment assets	818,600	717,620

Interest in associates and jointly
controlled entities	32,090	27,376
Investments	2,174	1,483
Deferred tax assets	13,975	13,768
Cash and cash equivalents and
time deposits with financial institutions	9,986	7,760
Income tax receivable	—	9,784
Other unallocated assets	1,017	1,381

Total assets	877,842	779,172

Segment capital expenditure is the total cost incurred during the year to acquire segment assets that are expected to be used for more than one year.

	2009	2008
	RMB millions	RMB millions

Capital expenditure
- Exploration and production	51,550	57,646
- Refining	15,468	12,793
- Marketing and distribution	16,283	14,796
- Chemicals	25,207	20,622
- Corporate and others	1,505	2,393

	110,013	108,250

Depreciation, depletion and amortisation
- Exploration and production	24,648	22,115
- Refining	10,330	9,658
- Marketing and distribution	5,999	5,270
- Chemicals	8,574	8,463
- Corporate and others	936	815

	50,487	46,321

Impairment losses on long-lived assets
- Exploration and production	1,595	5,991
- Refining	396	270
- Marketing and distribution	1,479	709
- Chemicals	3,807	1,511
- Corporate and others	8	19

	7,285	8,500

	9.6	Changes in the scope of consolidation.

√ Applicable □ Not applicable

Pursuant to the resolution passed at the Directors’ meeting on 27 March 2009, the Group acquired the entire equity interests of Sinopec Qingdao Petrochemical Company Limited and certain operating assets and liabilities of the marketing and distributions segment (collectively the “Acquired Group”) from Sinopec Group Company for total cash considerations of RMB 771 million (hereinafter referred to as the “Acquisition of the Acquired Group”).

As the Group and the Acquired Group are under the common control of Sinopec Group Company, the Acquisition of the Acquired Group are considered as “combination of entities under common control”. Accordingly, the assets and liabilities of the Acquired Group have been accounted for at historical cost and the consolidated financial statements of the Company prior to this acquisition have been restated to include the results of operations and the assets and liabilities of the Acquired Group on a combined basis. The difference between the total considerations paid over the amount of the net asset of the Acquired Group was accounted for as an equity transaction.

10.	Repurchase, Sales and Redemption of Shares

√ Applicable □ Not applicable

11.	Application of the Model Code

During this reporting period, none of the directors had breached the requirements set out in the Model Code for Securities Transactions by Directors of Listed Issuers, Appendix 10 to the Listing Rules stipulated by the Hong Kong Stock Exchange.

12.	Code on Corporate Governance Practice

Sinopec Corp. has complied with the code provisions of the code on Corporate Governance Practice. The Corporate Governance Report of Sinopec Corp. is continued in its 2009 Annual Report.

13.	Review of Financial Results

The financial results for the year ended 31 December 2009 have been reviewed with no disagreement by the Audit Committee of Sinopec Corp.

14.
A detailed results announcement containing all the information required by Paragraphs 45 of Appendix 16 to the Hong Kong Listing Rules will be published on the website of the Hong Kong Stock Exchange in due course.

This announcement is published in both English and Chinese languages. The Chinese version shall prevail.

By order of the Board
Su Shulin
Chairman

Beijing, China, 26 March 2010

As at the date of this announcement, the non-executive directors are Messrs. Su Shulin, Zhang Yaocang, Cao Yaofeng, Li Chunguang and Liu Yun; the executive directors of Sinopec Corp. are Messrs. Wang Tianpu, Zhang Jianhua, Wang Zhigang, Cai Xiyou, Dai Houliang; the independent non-executive directors are Messrs. Liu Zhongli, Ye Qing, Li Deshui, Xie Zhongyu, Chen Xiaojin.

Document 2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People´s Republic of China with limited liability)
(Stock Code: 0386)

ANNOUNCEMENT
PROPOSAL TO ISSUE A SHARE CONVERTIBLE BONDS

On 26 March 2010, the Board resolved, among other things, to seek the Shareholders’ approval for the proposed issuance of the Convertible Bonds.

The proposed issuance of the Convertible Bonds is subject to the Shareholders’ approval at the AGM.

A circular containing, among other things, details of the proposed issuance of the Convertible Bonds, together with notice of the AGM, will be despatched to the H Shareholders as soon as practicable.

PROPOSAL IN RELATION TO THE ISSUANCE OF THE CONVERTIBLE BONDS

The Board announced that, at the meeting of the Board held on 26 March 2010, the proposal in relation to the issuance of the Convertible Bonds has been duly passed. The proposed issuance of the Convertible Bonds is further subject to (i) approval from Shareholders at the AGM by way of special resolution; and (ii) approvals of the CSRC and other relevant PRC authorities.

In accordance with the relevant provisions of the Company Law of the PRC, the Securities Law of the PRC, the Administrative Measures for the Issuance of Securities by Listed Companies, and any other relevant law, regulations and regulatory documents, Sinopec Corp. has satisfied the criteria for the issuance of  convertible bonds in the PRC. The Board considered and approved the proposal for the issuance of the Convertible Bonds with details as follows:

(1)	Type of securities to be issued

The type of the securities to be issued by Sinopec Corp. is convertible corporate bonds which can be converted into A Shares of Sinopec Corp..

(2)	Issuance size

The issuance of the Convertible Bonds will be in an amount of not more than RMB23 billion. The actual size of the issuance will be determined by the Board within such scope subject to authorisation by the Shareholders at a general meeting.

(3)	Nominal value and issue price

The Convertible Bonds will be issued at par with a nominal value of RMB100 each.

(4)	Term

The term of the Convertible Bonds will be six years from the date of issuance.

(5)	Interest rate

The interest rate of the Convertible Bonds will be not more than 2.5%. Subject to authorisation by the Shareholders at a general meeting, the actual annual interest rate will be determined by the Board with reference

1

to the PRC government policies, market conditions and the actual conditions of Sinopec Corp., prior to the issuance of the Convertible Bonds and in consultation with the sponsor (the lead underwriter).

(6)	Timing and method of interest payment

1.	Calculation of annual interest

Annual interest means the interest to be paid to the holders of the Convertible Bonds on each anniversary of the date of issuance of the Convertible Bonds based on the aggregate nominal value of the Convertible Bonds, accrued from the date of issuance.

The formula of calculating annual interest: I=B×I

	I:	means annual interest;

	B:	means total nominal value of the Convertible Bonds held by the CB Holders; and

	i:	means annual interest rate of the Convertible Bonds.

2.	Method of interest payment

	A	Interest of the Convertible Bonds will be accrued from the date of issuance and paid once a year.

B
Interest payment date: Interest will be paid on each anniversary of the date of issuance of the Convertible Bonds. For the purpose of interest payment, a year means each period between two successive interest payment dates.

C
Interest record date: An interest record date is the trading day immediately prior to the interest payment date each year and Sinopec Corp. will pay interest within five trading days following the interest payment date each year. Sinopec Corp. will not pay interest for Convertible Bonds which have been applied to be converted into A Shares on or before the relevant interest record dates.

	D	Holders of the Convertible Bonds shall bear the taxes payable on interest income.

The vesting of interest and dividend for the year of conversion shall be determined by the Board in accordance with relevant laws and regulations and the regulations of the Shanghai Stock Exchange.

(7)	Conversion period

The conversion period starts from the trading day immediately following the expiry of six months after the date of issuance of the Convertible Bonds until the maturity date.

(8)	Determination and adjustment of conversion price

1.	The basis of determining the initial conversion price

The initial conversion price of the Convertible Bonds shall not be lower than (1) the average trading price of the A Shares of Sinopec Corp. within 20 trading days preceding the date of publication of the Offering Document (in the event that during such 20 trading days, the share price has been adjusted due to ex-rights or ex-dividend, the closing price of each of these trading days shall be adjusted with reference to the share price after ex-rights or ex-dividend), and (2) the average trading price of the A Shares of Sinopec Corp. on the trading day preceding the date of the Offering Document of the Convertible Bonds. It will be proposed at a general meeting for the Shareholders to authorise the Board to determine the actual initial conversion price with reference to the market conditions prior to the issuance of the Convertible Bonds and in consultation with the sponsor (the lead underwriter).

2.	Adjustments to initial conversion price

The conversion price is subject to adjustment, upon the occurrence of certain prescribed events which affect the share capital of Sinopec Corp., including but not limited to scrip dividend, capitalization issue, issue of new

2

shares, rights issue or cash dividend payment (excluding share issuance as a result of conversion of the Convertible Bonds). The initial conversion price will be adjusted based on the following formulas:

Scrip dividend or capitalization issue: P1=P0/(1+n);

Issue of new Shares or rights issue: P1= (P0+A×k)/(1+k);

The two above occurring concurrently: P1= (P0+A×k)/(1+n+k);

Distribution of cash dividend: P1=P0-D;

The three above occurring concurrently: P1= (P0-D＋A×k)/(1+n+k).

	P0	means initial conversion price

	n	means scrip dividend rate

	k	means new share issue rate or rights issue rate

	A	means price of new share issue or rights issue

	D	means cash dividend per share

	P1	means conversion price after adjustment

Where the abovementioned changes in shareholding and/or shareholder’s interests occur, the conversion price will be adjusted accordingly. The adjustment to the conversion price, having been resolved by the Board, will be published in the form of an announcement on the media designated by the CSRC for information disclosure of listed companies. The announcement will indicate the date of adjustment to the conversion price, adjustment method and suspension period of share conversion (if required). An announcement will also be published (if required) on the website of the Stock Exchange of Hong Kong Limited if it is required by the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited and the Articles of Association of Sinopec Corp.. If the conversion price adjustment date is on or after the CB Holder’s application for conversion, and before the share registration date, then such conversion will be based on the adjusted conversion price.

In the event that the rights and benefits of the CB Holders derived from share conversion rights are affected by the change in the Company’s share class, quantity and/or shareholders’ interest due to the possible share repurchase, consolidation, separation or any other action which may be taken by Sinopec Corp.. Sinopec Corp. will adjust the conversion price based on the principles of fairness, justice, equality and protection of the CB Holders’ rights. The conversion price will be adjusted based on relevant PRC laws and regulations and relevant provisions of the PRC securities regulatory authorities.

(9)	Downward adjustment to conversion price

1.	Permitted adjustment magnitude

The conversion price may be subject to downward adjustments if, during the term of the Convertible Bonds, the closing prices of the A Shares in any 15 trading days out of any 30 consecutive trading days are lower than 80% of the prevailing conversion price. The Board may propose any such adjustments for the Shareholders to consider and seek their approval at a general meeting.

The above-mentioned proposal is subject to approval of two-thirds of the participating Shareholders with voting rights. Shareholders who hold the Convertible Bonds shall abstain from voting. The adjusted conversion price shall be not less than (a) the average trading price of the A Shares of Sinopec Corp. for the 20 trading days prior to the general meeting of shareholders, (b) the average trading price of the A Shares of Sinopec Corp. on the day immediately before the general meeting of shareholders, (c) the net asset value per Share based on the latest audited financial statement, and (d) the nominal value per Share.

In the event that another adjustment of conversion price has been implemented in the aforementioned 20 trading days, the conversion price will be calculated based on the date prior to and after the adjustment, in accordance

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with the adjusted conversion price and closing price.

2.	Procedures of adjustment to conversion price

If Sinopec Corp. decides to make a downward adjustment to the conversion price, Sinopec Corp. will publish an announcement in the print media and the website designated by the CSRC for information disclosure. The information disclosed will include the resolutions of general meeting of shareholders and the information disclosure will cover the magnitude of the adjustment, the registration date and the suspension period of share conversion. An announcement will also be published (if required) on the website of the Hong Kong Stock Exchange if it is required by the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited and the Articles of Association of Sinopec Corp.. Share conversion will be restored for application based on the revised conversion price on the trading date after the registration date (i.e. the effective date of the adjustment to the conversion price). If the adjustment date is prior to the registration date and on or after the share conversion application date, the share conversion application shall be executed based on the price after the adjustment.

(10)	Conversion method of fractional share

The number of shares to be requested by the CB Holders for conversion shall be in whole number. The remaining balance of the fractional share will be paid by Sinopec Corp. to the CB Holders at par with accrued interest in cash within the five trading days after the date of conversion in accordance to the relevant regulations of Shanghai Stock Exchange and other regulatory authorities.

(11)	Terms of redemption

1.	Terms of redemption at maturity

Within five trading days after the maturity of the Convertible Bonds, Sinopec Corp. will redeem all the Convertible Bonds which have not been converted into A Shares of Sinopec Corp. at a certain ascent ratio of the nominal value (including the final term of interest). The Board shall determine the specific ascent ratio with reference to market conditions subject to authorisation by the Shareholders.

2.	Terms of conditional redemption

During the term of the Convertible Bonds, if the closing price of the A Shares of Sinopec Corp. is equal to or not lower than 130% of the conversion price in at least 15 trading days out of any 30 consecutive trading days, Sinopec Corp. has the right to redeem all or part of the Convertible Bonds based on the nominal value plus the accrued interest. For any year in which interest is accrued, Sinopec Corp. may redeem the Convertible Bonds upon first time when the conditions for redemption are satisfied. If the redemption right is not exercised when first time the conditions for redemption are satisfied, such redemption right shall not be exercised in the relevant year.

Formula for calculating current accrued interest: IA = B × i × t / 365

	IA:	Accrued interest for the current period;

	B:	Aggregate nominal value of the Convertible Bonds held by the CB Holders;

	i:	Coupon interest rate of the Convertible Bonds; and

	t:	Number of days of interest accrued, i.e. actual calendar days from the last interest payment date to the redemption date (excluding the redemption date).

In the event that any adjustment of share conversion price has been implemented in the aforementioned trading days, the conversion price will be calculated based on the date prior to and after the adjustment, in accordance with the adjusted conversion price and closing price.

In addition, when the outstanding balance of unconverted Convertible Bonds is below RMB30 million, the Board can decide whether to redeem all the outstanding Convertible Bonds based on the nominal value plus the accrued interest.

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(12)	Terms of sale back

During the term of the Convertible Bonds, if the application of the proceeds from the issuance of bonds is substantially different from the application of proceeds disclosed in the Offering Document, and the change may be regarded as a change of use of proceeds according to relevant regulations of the CSRC or regarded by the CSRC as a change of use of proceeds, then the CB Holders are entitled to sell back all or part of the Convertible Bonds he holds to Sinopec Corp. at 103% of its nominal value (including accrued interest). Holders who have not applied for sale back during the sale back declaration period shall not exercise the sale back right.

(13)	Dividend rights of the year of conversion

The new shares of Sinopec Corp. to be issued upon the conversion of the Convertible Bonds shall rank pari passu with all existing shares. Shareholders whose names appear on the register on the registration date of dividend rights are entitled to dividend.

(14)	Method of issuance and target subscribers

The method of the issuance of the Convertible Bonds will be determined by the Board under the mandate approved at the general meeting. The target subscribers are individual and corporate investors, securities investment funds, and other investors permitted by the law (other than those prohibited by laws and regulations) who have maintained securities accounts with the Shanghai branch of China Securities Depository and Clearing Corporation Limited.

(15)	Subscription arrangement for existing shareholders

Existing shareholders have the pre-emptive rights to subscribe for the Convertible Bonds on the basis that shall be determined by the Board under the mandate issued at a general meeting and disclosed in the Offering Document. The Convertible Bonds not subject to the pre-emptive rights and the pre-emptive rights for which has not been exercised will be offered to institutional investors or be issued through the trading system of Shanghai Stock Exchange, and the remaining balance shall be underwritten by the underwriters.

(16)	CB Holders and bondholder meetings

1.	Rights and obligations of CB Holders

A	Rights of CB Holders

	(a)	right to receive interest accrued on the Convertible Bonds he holds;

	(b)	right to convert the Convertible Bonds he holds to the shares of Sinopec Corp. on the terms of the Convertible Bonds;

	(c)	right to exercise his sale back rights on the terms of the Convertible Bonds;

	(d)	right to transfer, bestow or pledge the convertible bonds he holds in accordance with laws, regulations and the Articles of Association of Sinopec Corp.;

	(e)	right to receive relevant information in accordance with laws and the Articles of Association of Sinopec Corp..

	(f)	right to demand the repayment of the principal and interest of the convertible bonds by Sinopec Corp. in the period and method set out in the terms of Convertible Bonds;

	(g)	right to attend in person or by proxy the meeting of CB Holders and vote;

	(h)	other rights in the capacity of the Company’s creditor under laws, regulations and the Articles of Association of Sinopec Corp..

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B	Obligations of CB Holders

	(a)	obligation to comply with the requirements of the terms of the Convertible Bonds set out in the Offering Document;

	(b)	obligation to make due payment of subscription fee and related expenses, if any, in relation to the Convertible Bonds he subscribed;

	(c)	obligation not to demand early payment of the principal and interests of the Convertible Bonds by Sinopec Corp. other than in accordance laws, regulations and the Offering Document;

	(d)	obligation to comply with the resolution approved at the meeting of CB Holders;

	(e)	other obligations of CB Holders under laws, regulations and the Articles of Association of Sinopec Corp..

2.	Meetings of CB Holders

A	Convening the meetings of CB Holders

The Board of Sinopec Corp. shall convene a meeting of CB Holders within 15 days of becoming aware of the following circumstances:

	(a)	proposal for changes of terms of the Offering Document;

	(b)	the Company’s default in paying principal and interests of the Convertible Bonds on time;

	(c)	reduction of the Company’s capital, merger, separation, dissolution or filing for bankruptcy of Sinopec Corp.;

	(d)	other matters which may significantly affect the material interests of the CB Holders.

The following institutions or individuals may propose the convening of the CB Holders’ meeting:

	(a)	the Board of Sinopec Corp.;

	(b)	the CB Holders who hold 10% or more of the total nominal value of the outstanding Convertible Bonds by written proposal;

	(c)	other institutions or persons designated by the CSRC.

B	Convening of the meeting of CB Holders

	(a)	CB Holders’ meeting shall be convened and hosted by the Board of Sinopec Corp.; and

(b)
The meeting of CB Holders shall be convened by the Board of Sinopec Corp. within 30 days after the proposal of the meeting has been raised or received by the Board. The Board shall publish a notice in at least one designated newspaper and a website 15 days prior to the meeting of the CB Holders, which specifies the time and date, place, contents, methods, matters to be considered, registration date of bonds for determining the entitlement, and contact as confirmed by the Board of Sinopec Corp..

C	Participants of the CB Holders’ meetings

Unless otherwise provided by the laws and regulations, the CB Holders and their representatives have the right to attend the CB Holders’ meeting and to exercise their voting rights.

The following institutions or persons may participate in the CB Holders’ meeting and submit proposal for consideration, but do not have voting rights:

	(a)	the issuer of the Convertible Bonds (i.e. Sinopec Corp.); and

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	(b)	other key connected parties.

The Board of Sinopec Corp. shall appoint lawyers to attend the CB Holders’ meeting, issue legal opinion in relation to the calling of the meeting, the convening of the meeting, voting procedure, and the qualifications of the participants.

D	Procedures of the CB Holders’ meetings

(a)
The meeting shall be held on site. The Chairman of the meeting will announce the meeting agenda and important notice, confirm and announce the scrutineer, and present the proposals. Voting will be commenced after discussion of the proposals, the resolution will be effective upon witness by a lawyer;

(b)
CB Holders’ meetings will be chaired by the Chairman of the Board. If the Chairman is unable to attend the meeting, the Chairman shall authorise a director to host the meeting. If both are not able to host the meeting, a representative elected by the CB Holders representing more than 50% of the total nominal value of the Convertible Bonds in attendance shall host the meeting; and

(c)
The convener shall record the attendees of the meeting. The record shall list out the participants’ name (or company name), identity card number, residential address, the total nominal value of the Convertible Bonds held or represented by the participant, the appointing CB Holder’s name (or company name) etc..

E	Voting and resolution of the CB Holders’ meeting

	(a)	The voting method is one vote per certificate of the Convertible Bond;

	(b)	Voting will be processed by open ballot;

	(c)	Effective resolution shall be passed by attendees holding more than half of the total nominal value of the Convertible Bonds;

	(d)	All the items contained in the proposals shall be discussed and voted separately;

(e)
A resolution will be valid after it has been resolved by the CB Holders at the CB Holders’ meeting and subject to approval by the CSRC or other regulatory authorities, the resolution will be effective from the date of approval;

(f)
Unless otherwise prescribed by applicable laws or agreed by way of resolution, the resolutions are binding to all CB Holders whose names appear on the register on the effective date of the resolution; and

	(g)	After the resolutions are passed by the CB Holders at the meeting of the CB Holders, the Board will publish an announcement to inform the CB Holders of the resolutions and execute such resolutions.

(17)	Use of proceeds from the issuance of the Convertible Bonds

The proceeds from the issuance of the Convertible Bonds is proposed to be applied on the Wuhan 800,000 tpa ethylene project, the flexibility reform and oil quality upgrade project of sour crude oil processing of Anqing Branch, the oil quality upgrade and bad crude oil reform project of Shijiazhuang Refining Branch, the pipeline project from Yulin to Ji’nan and the pipeline and ancillary engineering project from Rizhao to Yizheng.

In the event that the proceeds raised from this issuance are not sufficient to finance these projects, or the availability of the proceeds is not consistent with the progress of these projects, Sinopec Corp. will complete the investment in the projects with its own resources, bank borrowings or by other ways of debt financing. Once the proceeds are sufficient, Sinopec Corp. will prioritise their use according to the needs of the projects stated above. Any surplus from the proceeds raised will be applied to repay bank borrowings and supplement working capital.

Sinopec Corp. will maintain a separate account for the proceeds as determined by the Board so as to administer the proceeds under a separate deposit system.

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(18)	Guarantee

A resolution will be put forward to a general meeting to authorise the Board to determine whether or not a guarantee for the issuance of the Convertible Bonds is required.

(19)	Validity period of the resolutions in relation to the issuance of the Convertible Bonds

The resolution in relation to the issuance of the Convertible Bonds will be valid for 12 months from the date of the passing of the relevant resolutions at the general meeting.

(20)	Matters relating to authorisation in relation to the issuance of the Convertible Bonds

To ensure smooth implementation of the issuance of the Convertible Bonds by Sinopec Corp., it will be proposed at the general meeting to authorise the Board to handle matters regarding the issuance of the Convertible Bonds, including but not limited to:

1.
Subject to the laws, regulations and other regulatory documents promulgated by CSRC and to the extent of the scope as permitted by the Articles of Association, the Board will be authorised to determine the specific terms and proposal prior to the proposed issuance in accordance with the requirements of the regulatory authorities and in view of the actual conditions of Sinopec Corp., to formulate and implement the final proposal for the Convertible Bonds and to decide on the timing of such issuance and other related materials;

2.
The Board of Directors will be authorised to determine the specific arrangements on the use of proceeds as stated above, for instance, if the Chinese government announces new regulations in relation to the issue of convertible bonds, or the regulatory agencies have issued new requirements, or there are changes in market conditions, the Board will, subject to the applicable laws in Mainland China at that time, adjust the issuance proposal and use of proceeds accordingly. Before the implementation of this issue of Convertible Bonds, if adjustment is made to RMB benchmark deposit interest rate, corresponding adjustment can be made to the cap of the coupon rate of Convertible Bonds;

	3.	The Board of Directors will be authorised to produce, amend, file the application materials of the proposed issuance according to the requirements of the securities regulatory agencies;

4.
The Board of Directors will be authorised to amend, supplement, execute and implement the agreements, contracts and documents (including but not limited to underwriting and sponsorship agreements) during the course of the proposed issuance;

5.
After the conversion of the Convertible Bonds, the Board will be authorised to amend the relevant provisions of the Articles of Association, and to complete the filing and change of registration based on the conversion status;

	6.	The Board of Directors will be authorised to determine the sponsors (lead underwriters) and other intermediaries of the proposed issuance;

	7.	The Board of Directors will be authorised to complete matters relating to the listing of the Convertible Bonds; and

	8.	The Board of Directors will be authorised to complete other matters relating to the proposed issuance.

The Shareholders and potential investors should be aware that the proposed issuance of the Convertible Bonds is subject to the approvals set out above being obtained and various factors including the market conditions, and therefore the proposed issuance of the Convertible Bonds may or may not proceed. Accordingly, they are advised to exercise caution when dealing in the Shares.

IMPLICATIONS OF ISSUANCE OF CONVERTIBLE BONDS UNDER THE PRC REGULATORY REQUIREMENTS

The proposed issuance of the Convertible Bonds by Sinopec Corp. may lead to issuance of new A Shares upon conversion of the Convertible Bonds. The exact number of A Shares to be issued as a result of the conversion of

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Convertible Bonds is subject to various factors, including the conversion price of the Convertible Bonds. The Board recognizes that conversion of the Convertible Bonds into new A Shares will result in dilution of the interests of the existing Shareholders in the share capital of Sinopec Corp..

Under the relevant PRC laws and regulations, the proposed issuance of the Convertible Bonds is subject to the approval of the Shareholders at the AGM and the obtaining of the approvals from the relevant PRC regulatory authorities.

IMPLICATIONS OF ISSUANCE OF CONVERTIBLE BONDS UNDER HONG KONG REGULATORY REQUIREMENTS

All the subscribers of the Convertible Bonds will be third parties independent of Sinopec Corp. and its connected persons (as defined under the Hong Kong Listing Rules).

Sinopec Corp. will at all times maintain sufficient public float in compliance with the Hong Kong Listing Rules.

AGM

The proposed issuance of the Convertible Bonds are subject to approval of the Shareholders at the AGM.

A circular containing, among other things, details of the proposed issuance of the Convertible Bonds, together with notice of the AGM, will be despatched to the H Shareholders as soon as practicable.

DEFINITIONS

In this announcement, unless the context requires otherwise, the following expressions have the following meanings:
“AGM”	the annual general meeting to be convened by Sinopec Corp. for all the Shareholders to consider, and if thought fit, to approve, among other things, the proposed issuance of the Convertible Bonds
“A Shares”	domestic shares with nominal value of RMB1.00 each in the share capital of Sinopec Corp. which are listed on the Shanghai Stock Exchange
“A Shareholder(s)”	holder(s) of A Shares
“Articles of Association”	the articles of association of Sinopec Corp. as amended from time to time
“Board” or “Board of Directors”	the board of directors of Sinopec Corp.
“CB Holder(s)”	holder(s) of the Convertible Bonds
“Sinopec Corp.” or “Company”
China Petroleum & Chemical Corporation, a joint stock limited company incorporated in the PRC with limited liability, the H Shares and A Shares of which are listed on the Hong Kong Stock Exchange and the Shanghai Stock Exchange respectively

“Convertible Bonds”	convertible corporate bonds in the total amount of not more than RMB23 billion which are convertible into new A Shares, proposed to be issued by Sinopec Corp. in the PRC
“CSRC”	the China Securities Regulatory Commission of the PRC
“Director(s)”	the director(s) of Sinopec Corp.
“H Shares”	overseas listed foreign shares with nominal value of RMB1.00 each in the share capital of Sinopec Corp. which are listed on the Hong Kong Stock Exchange and traded in Hong Kong dollars
“H Shareholder(s)”	holder(s) of H Shares
“Hong Kong”	the Hong Kong Special Administrative Region of the PRC
“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited
“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited
“Offering Document”	the offering document in relation to the issuance of the Convertible Bonds
“PRC”	The People’s Republic of China, which for the purpose of this announcement only, excludes Hong Kong, Macau Special Administrative Region of the PRC and Taiwan
“RMB”	Renminbi, the lawful currency of the PRC
“Share(s)”	ordinary shares in the capital of Sinopec Corp. with a nominal value of RMB1.00 each, comprising the A Shares and the H Shares
“Shareholders”	holders of the Shares

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By Order of the Board China Petroleum & Chemical Corporation Chen Ge Secretary to the Board of Directors

Beijing, PRC, 26 March 2010

As at the date of this announcement, the non-executive directors are Messrs. Su Shulin, Zhang Yaocang, Cao Yaofeng, Li Chunguang and Liu Yun; the executive directors of Sinopec Corp. are Messrs. Wang Tianpu, Zhang Jianhua, Wang Zhigang, Cai Xiyou and Dai Houliang; the independent non-executive directors are Messrs. Liu Zhongli, Ye Qing, Li Deshui, Xie Zhongyu and Chen Xiaojin.

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Document 3

Hong Kong Exchange and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People´s Republic of China with limited liability)
(Stock Code: 0386)

CONNECTED TRANSACTIONS
DISCLOSEABLE TRANSACTION

Financial Advisers to China Petroleum & Chemical Corporation

Independent Financial Adviser to the
Independent Board Committee and the Independent Shareholders

On 26 March 2010, SHI (a wholly-owned subsidiary of Sinopec Corp.) and SOOGL (a wholly-owned subsidiary of China Petrochemical Corporation) entered into the Purchase Agreement and the Deed of Novation.

China Petrochemical Corporation is the controlling shareholder of Sinopec Corp., holding 75.84% of the issued share capital of Sinopec Corp. China Petrochemical Corporation and its associates are connected persons of the Company under the Shanghai Listing Rules and the Hong Kong Listing Rules, and the Transaction constitutes a connected transaction. Pursuant to Chapter 14A of the Hong Kong Listing Rules and the Shanghai Listing Rules, the Transaction shall be subject to the reporting, announcement and the Independent Shareholders´ approval. The Transaction also contituties a discloseable transaction of Sinopec Corp. under Chapter 14 of the Hong Kong Listing Rules. Prior to the Transaction, a number of loans and guarantees existed between SSI and the subsidiaries of China Petrochemical Corporation. After the completion of the Transaction, SSI will be controlled by Sinopec Corp. and according to the Shanghai Listing Rules and the Hong Kong Listing Rules, the subsidiaries of China Petrochemical Corporation will become connected persons of SSI and the New Connected Transactions will constitute new continuing connected transactions between the Company and China Petrochemical Corporation (and it subsidiaries). Pursuant to the Shanghai Listing Rules, the New Connected Transactions shall comply with the requirements of reporting, announcement and approval by the Independent Shareholders. Pursuant to Rule 14A.41 of the Hong Kong Listing Rules, the New Connected Transactions shall comply with reporting and announcement requirements. Sinopec Corp. will comply in full with all applicable reporting, disclosure and independent shareholders’ approval requirements under Chapter 14A of the Hong Kong Listing Rules upon any variation or renewal of any of the agreements in relation to the New Connected Transactions.

A circular containing, among other things, details of the Transaction and the New Connected Transactions, a letter from the Independent Board Committee and a letter of the Independent Financial Adviser will be dispatched to the shareholders as soon as practicable.

I.	Summary of Key Informationt

(I)	Transaction Risks

The Transaction is conducted based on the principles of equality, fairness and openness, without concealing and deception. However, in consideration of the market system risk, market fluctuation risk and policy risk, the information below is hereby presented, and investors are advised to pay full attention.

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1.	Consideration fairness risk

In respect of the Share Acquisition, the consideration of the Target Shares is determined with reference to the reserve data in the Technical Report, and the final consideration is determined by both parties through negotiation on the basis of equality and fairness.

Due to the existence of time difference between the Valuation Date, execution date of transaction agreements and the Completion Date, as well as the uncertainty of international oil price and market fluctuation from time to time, any decrease of the international oil price or any decline of the value of relevant assets will lead to a decline in the value of the Target Shares, and adversely affect the fairness of the consideration.

2.	Oil reserve valuation fluctuation risk

In respect of the valuation of the oil reserves of SSI, the reserve valuer has taken internationally accepted approaches, on an independent, fair and objective standpoint. However, any drop in the international oil price, on which the valuation was based, will lead to a drop in the value of the equity interest of SSI and a decrease in the value of the Target Shares.

3.	Profitability fluctuation risk

After the completion of the Transaction, the Target Company will be consolidated into the financial statements of Sinopec Corp. The Transaction will improve the financial performance of Sinopec Corp. However, any negative market change may unfavorably affect the overall profitability of Sinopec Corp.

4.	Approval and third-party consent risk

Pursuant to the Shanghai Listing Rules and the Hong Kong Listing Rules, the Transaction shall be proposed to the Independent Shareholders of Sinopec Corp. for their review, and shall be approved with the consent of a majority of the Independent Shareholders who present at the general meeting. According to the Shanghai Listing Rules, the New Connected Transactions shall be submitted to the Independent Shareholders of Sinopec Corp. for their review, and shall be approved with the consent of a majority of the Independent Shareholders who present at the general meeting.

According to relevant regulations, upon the approval by the Independent Shareholders, the following approvals and registrations are required for the Transaction: (1) the approval of the NDRC for the outbound investment project and its changes relating to the Transaction; (2) the approval of the MOFCOM for the outbound investments relating to the Transaction; and (3) the approval and/or registration of Beijing Administration of Foreign Exchange for the foreign currencies and outgoing remittances relating to the Transaction.

In addition, the written consent from BOC Hong Kong as the agent is required for the completion of the Share Acquisition.

The Transaction shall not be completed until all the aforesaid approvals, registrations and written consents have been obtained.

5.	Asset ownership

According to the representations and warranties made by SOOGL under the Purchase Agreement, the Target Shares are duly issued and fully paid, and are free from any major disputes on the ownership, any third party interest or other encumbrance on the transfer of the ownership. According to the terms and conditions of the Production Sharing Agreement entered into between the Target Company and its partners and other relevant legal documents, the Target Company lawfully owns certain interests in Block 18, without incurring any third party interests.

6.	Mining rights ownership and restrictions or disputes

According to the representations and warranties made by SOOGL under the Purchase Agreement and the terms and conditions of the Production Sharing Agreement entered into between the Target Company and its partners and other relevant legal documents, SOOGL lawfully owns the rights of exploration, exploitation and production of oil in Block 18, and the relevant exploitation and production facilities will not be expropriated or nationalized

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by the Angolan government. Sonangol E.P. as the holder of the concession of oil blocks in Angola has consented on the Share Acquisition.

7.	Uncertainty of the value of mining rights and the rate of return on the development

Block 18 is currently at production stage. The Technical Report issued by Ryder Scott indicates that by the end of November 2009, the remaining recoverable reserves of the net economic interests of SSI at the east zone (Greater Plutonio) of Block 18 are as follows: the total proved reserves are 102.49 million barrels (mmbbl), in which the proved developed reserves are 79.04 million barrels and the proved undeveloped reserves 23.45 million barrels; and the probable reserves are 67.24 million barrels. However, the volume of the crude oil which can be actually exploitated may be below such estimates. In addition, the uncertain geological, climatic and environmental factors may increase the exploitation costs and lower the unit rate of exploitation income.

(II)	Impact on Sinopec Corp.

1.	To expand the upstream scale and strengthen the upstream capacity

Block 18 is divided into east zone and west zone. The east zone of Block 18 is one of the most large-scaled deep water oil assets in production in West Africa and even in the world, with the highest reserves and production volume standard among the project of similar type. Block 18 is now in stable production phase. After the completion of the Transaction, based on the calculation of the consolidated model, the crude oil production and reserve scale of the Company will be increased substantially, and the upstream capacity of the Company will be strengthened.

Commercial discovery was announced in west zone of Block 18 in December 2005. The West Zone is now in the development preparation phase and expected that west zone will potentially increase new crude oil production and reserves to the Company. As at 30 November 2009, the contingent reserves shared by SSI at the west zone of Block 18 are: the 1C contigent resources are 38.31 mmbbl and 2Ci contigent resources are 49.54 mmbbl.

2.	To build an overseas business platform, enhance the international operation capability and improve the international competitiveness

Currently, Sinopec Corp. focuses its upstream operation in China. Take the Transaction as an opportunity, Sinopec Corp. set up SIPL to be a unified platform of the exploration of overseas business. The assets involved in the Transaction are located in deep water area of Angola, Africa. Angola is one of the member states of OPEC, the deep water area of which is one of the world´s most rapidly developing areas in oil and gas reserves and production volume. Through the Transaction, Sinopec Corp. enters into one of the world´s most promising oil and gas basins in exploration and production, which further establishes the solid basis of building a global asset portfolio with high quality. Through this overseas asset acquisition, Sinopec Corp. not only obtains a large-scaled overseas oil and gas asset, but also attains and absorbs relevant experiences in human resource, management system and business operation in overseas upstream operations. The international management standard and international competitive advantage of Sinopec Corp. will be further strengthened.

3.	To improve the profitability and long-term investment value for the shareholders

The Transaction will help improve the financial performance of Sinopec Corp. and maximize the long-term investment value for the shareholders. The highest daily production capacity of east zone of Block 18 reaches 0.24 million barrels (mmbbl), and it is now in stable production phase. Despite the impact of production restrictions of OPEC, the annually average production volume per day of Block 18 reached 0.1591 mmbbl in 2009. The net profit of SSI for the eleven months ended 30 November 2009 amounted to RMB 1.981 billion, and the net profit ratio reached 20.9%. The Transaction plays a positive role in increasing the revenue, net profit ratio standard and cash revenue of Sinopec Corp.

4.	To reduce continuing connected transactions in respect of production and operation

The implementation of the Transaction will reduce the continuing connected transactions under the mutual supply agreements between Sinopec Corp. and China Petrochemical Corporation. For details, see Part (VII) “Reasons for the Connected Transactions and Impact of the Connected Transactions on Sinopec Corp.- Impact on the Independency of Sinopec Corp.- Impact on the Connected Transactions of Sinopec Corp.”

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(III)	Transactions with the Same Connected Person

In 2008 and 2009, there were three connected transactions between the Company and China Petrochemical Corporation and its subsidiaries on 27 June 2008, 27 March 2009 and 21 August 2009 respectively; transaction amount is RMB 1,564,480,000 for acquisition, RMB 1,839,380,000 for acquisition (simultaneously RMB 157,470,000 for a disposal of assets) and RMB 3,945,810,000 for acquisition. For details, see Part (XI) “ Details of Historical Connected Transactions”.

(IV)	Other Issues that Require the Attention of Investors

1.
All the Directors (including the independent non-executive Directors) are of the view that terms of the Transaction and the New connected Transactions were based on normal commercial terms, the Transaction and the New Connected Transactions are parts of the ordinary course of business of Sinopec Corp. and the consideration for the Transaction is fair, reasonable and in the interests of Sinopec Corp. and its Shareholders as a whole. Non-executive Directors of Sinopec Corp., Mr. Su Shulin, Mr. Zhang Yaocang, Mr. Cao Yaofeng, Mr. Li Chunguang and Mr. Liu Yun, being connected directors by virtue of their directorship in China Petrochemical Corporation, abstained from voting at the Board meeting at which the Transaction and the New Connected Transactions was voted by the Board.

2.
The financial statements prepared in respect of the Target Company for the year ended 31 December 2008 and eleven months ended 30 November 2009 comply with the “China Enterprise Accounting Rules - Basic Rules” and the 38 specific accounting rules which was issued by the Ministry of Finance on 15 February 2006, the following Guide on the Application of the China Enterprise Accounting Rules, the Explanation on the China Enterprise Accounting Rules and other related stipulations, which truly and completely reflect the financial situations, operational achievements and cash flows of the Target Company. Such financial statements have been prepared by KPMG Huazhen with an unqualified opinion.

3.
Cautionary Note to U.S. Investors — The United States Securities and Exchange Commission permits oil and gas companies, in their filings with the SEC, to separately disclose proved, probable and possible reserves that a company has determined in accordance with the SEC rules. We may use certain terms in this announcement, such as contingent resources, that the SEC’s guidelines strictly prohibit us from including in filings with the SEC. U.S. Investors are urged to exercise caution in relation to, and not to place undue reliance on, any such disclosure that is not in compliance with the SEC rules.

II.	Basic Information of the Connected Transaction

(I)	Basic Information of the Connected Transaction

On 26 March 2010, SHI and SOOGL entered into the Purchase Agreement and the Deed of Novation, pursuant to which SHI agreed to acquire the Target Shares and the Target Loan. As of 30 November 2009, in respect of the Target Loan, SSI had utilized USD 2.326 billion (equivalent to approximately RMB 15.885 billion), and the outstanding balance (with accrued interest) of which amounted to USD 779,119,000 (equivalent to approximately RMB 5,319,824,400). The total consideration for the Share Acquisition and Loan Acquisition is USD 2.457 billion (equivalent to approximately RMB 16.776 billion). SHI will pay the consideration by its own financial resources and bank loans.

SSI has 50% participation interest in Block 18. As at the end of November 2009, eight oil fields had been discovered in Block 18. The remaining recoverable reserves of the net economic interest of SSI at the east zone (Greater Plutonio) of Block 18 are as follows: the total proved reserves are 102.49 million barrels (mmbbl), in which the proved developed reserves are 79.04 million barrels and the proved undeveloped reserves 23.45 million barrels; and the probable reserves are 67.24 million barrels. The contigent resources shared by SSI at the west zone of Block 18 are: the 1C contigent resources are 38.31 mmbbl and 2Ci contigent resources are 49.54 mmbbl.

SHI is wholly owned by Sinopec Corp. through SIPL, and SOOGL is wholly owned by China Petrochemical Corporation through SIPC. China Petrochemical Corporation is the controlling shareholder of Sinopec Corp., as at the date of the announcement holding 75.84% of the issued share capital of Sinopec Corp. Pursuant to the Shanghai Listing Rules and the Hong Kong Listing Rules, China Petrochemical Corporation and its subsidiaries are connected persons of the Company, and the Transaction constitutes a connected transaction under the Shanghai Listing Rules and the Hong Kong Listing Rules. As at the date of the announcement, the transaction

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amount of the connected transactions between the Company and China Petrochemical Corporation (and its subsidiaries) during the last twelve months, including the Transaction and the New Connected Transactions, has exceed RMB 30 million and 5% of the net assets of the Company. Pursuant to the Shanghai Listing Rules, the Transaction and the New Connected Transactions shall be subject to the approval of the Independent Shareholders. Pursuant to the Hong Kong Listing Rules, as certain of the percentage ratios (as defined in the Hong Kong Listing Rules) applicable to the Transaction exceed 5%, the Transaction shall be subject to the reporting, announcement and the Independent Shareholders´ approval and constitutes a discloseable transaction under Chapter 14 of the Hong Kong Listing Rules.

(II)	New Connected Transactions

As at the date of the announcement, a number of loans and guarantees existed between SSI and the subsidiaries of China Petrochemical Corporation. In respect of the guarantees and loans provided by SSI as mentioned under sections 2 and 3 below, in order to protect Sinopec Corp. from potential loss, SOOGL and SHI executed the Payment Deed, pursuant to which: (1) if SSI makes any payment under or in connection with its obligations of guarantee or cash flow charge, SOOGL shall immediately pay to SHI an amount equal to 55% of the aggregate amount so paid; (2) if SSI makes any payment under or in connection with its obligation of providing loan to SSI15, SSI17 and SSI18, SOOGL shall immediately pay to SHI an amount equal to 55% of the aggregate amount so paid; under the above basis, if SSI receives any funds from SSI15, SSI17 and SSI18 in repayment or prepayment of the above amounts that SSI paid, SHI shall immediately pay to SOOGL an amount equal to 55% of the aggregate funds so received from SSI15, SSI17 and SSI18; and (3) except otherwise required by law, all payments by SOOGL to SHI shall be made without any tax deduction. If any tax must be deducted, SOOGL shall pay and compensate SHI such additional amounts equal to the amount being deducted.

In addition, in order to protect the interest of Sinopec Corp. and its shareholders as a whole from being damaged due to any failure in performance by SOOGL of its obligations under the Payment Deed, China Petrochemical Corporation undertakes to Sinopec Corp. as follows: China Petrochemical Corporation shall indemnify Sinopec Corp. from any financial losses that Sinopec Corp. may incur as a result of the failure of SOOGL to fully perform its obligations under the Payment Deed.

Details of the New Connected Transactions are as follows:

1.	The loan and guarantee between SSI and Century Bright

Pursuant to the credit facility agreement dated 27 June 2008, as supplemented and amended, the syndication comprising BOC Cayman and Century Bright, has agreed to provide a USD 1.45 billion (equivalent to approximately RMB 9.901 billion) term loan facility to SSI, a wholly owned subsidiary of China Petrochemical Corporation, in which BOC Cayman makes a commitment of USD 800 million (equivalent to approximately RMB 5.462 billion) and Century Bright makes a commitment of USD 650 million (equivalent to approximately RMB 4.438 billion). The term loan facility is secured by a charge over cash flow and an assignment of contractual rights. As of 30 November 2009, the outstanding principal balance (with accrued interest) of such loan amounted to USD 787,833,300 (equivalent to approximately RMB 5,379,326,000), in which the outstanding loan of BOC Cayman amounted to USD 404,781,600 (equivalent to approximately RMB 2,763,848,800) and the outstanding loan of Century Bright amounted to USD 383,051,700 (equivalent to approximately RMB 2,615,477,200).

2.	Guarantees from SSI to SOOGL

SSI provides guarantee and cash flow charge to secure the loan provided by SOOGL to SSI15, SSI17 and SSI18; Simultaneously, SSI charges its cash flow to SOOGL to secure the loan provided by SOOGL to New Bright and Sonangol E.P. These two loans are detailed as follows:

(1) The loan provided by SOOGL to SSI15, SSI17 and SSI18

Pursuant to the shareholder loan agreement between SOOGL (as shareholder lender), SSI (as guarantor), and SSI15, SSI17 and SSI18 (as borrowers) SOOGL provides to SSI15, SSI17 and SSI18 a loan without any principal amount limit for the purpose of financing their cash calls and other amounts. As of 30 November 2009, the outstanding balance (with accrued interest) of such loan amounted to USD 22,685,700 (equivalent to approximately RMB 154,898,100). The main terms for such loan are as follows:

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Interest rate: The interest rate shall equal the interest rate under the financing obtained by SOOGL from the financial market;

Repayment date: The interest shall be paid by the final working day of each month. The final maturity of the loan shall be agreed by the parties, but shall be earlier than the date that the shareholders execute an agreement winding up SSI15, SSI17 and SSI18 or such companies are terminated otherwise.

Security: SSI provides SOOGL with guarantee and charge over cash flow. New Bright and Sonangol E.P. mortgaged all their shareholdings in SSI15, SSI17 and SSI18 to SOOGL.

Other restrictions: Neither of SSI15, SSI17 and SSI18 may make any payment of dividends until all amounts payable to SOOGL have been paid or repaid in full.

(2) The loan that SOOGL provides to New Bright and Sonangol E.P.

Pursuant to the loan agreement between SOOGL (as lender), SSI (as guarantor), and New Bright and Sonangol E.P. (as borrowers), SOOGL agreed to provided a loan to New Bright and Sonangol E.P. The principal amount is USD 933,286,400 (equivalent to approximately RMB 6,372,479,500). As at 30 November 2009, the outstanding balance (with accrued interest) of such loan amounted to USD 938,903,400 (equivalent to approximately RMB 6,410,832,200). The main terms for such loan are as follows:

Interest rate: The interest rate shall equal the interest rate under the financing obtained by SOOGL from the financial market;

Repayment date: The interest shall be paid by the final working day of each month. The final maturity of the loan shall be agreed by the parties, but shall be earlier than the date that the shareholders execute an agreement winding up SSI15, SSI17 and SSI18 or such companies are terminated otherwise.

Security: SSI provides SOOGL with guarantee. New Bright and Sonangol E.P. mortgaged all of their shareholdings in SSI15, SSI17 and SSI18 to SOOGL.

Other restrictions: Sonangol E.P. and New Bright shall exercise their voting rights to procure each of SSI15, SSI17 and SSI18 not to make any payment of dividends until all amounts payable to SOOGL have been paid or repaid in full.

3.	The loan provided by SSI to SSI15, SSI17 and SSI18

Pursuant to the loan agreement between SSI (as lender) and SSI15, SSI17 and SSI18 (as borrowers), SSI shall, on the condition that it has repaid its own debt and it has sufficient cash flows, provide a loan without any principal amount limit to SSI15, SSI17 and SSI18 to finance the cash calls and operational expenses of the borrowers. As at 30 November 2009, the outstanding principal balance (with accrued interest) of such loan amounted to 0. The main terms for such loan are as follows:

Interest rate: The interest rate shall equal the interest rate under the financing obtained by SSI from the financial market;

Repayment date: The interest shall be paid by the final working day of each month. The final maturity of the loan shall be agreed by the parties, but shall be earlier than the date that the shareholders execute an agreement winding up SSI15, SSI17 and SSI18 or such companies are terminated otherwise.

Security: None

Other restrictions: None of SSI15, SSI17 and SSI18 may make any payment of dividends until all amounts of the loan have been paid or repaid in full.

After the completion of the Transaction, SSI will be controlled by Sinopec Corp. and according to the Shanghai Listing Rules and the Hong Kong Listing Rules, the subsidiaries of China Petrochemical Corporation will become connected persons of SSI and the loans and guarantees described above will constitute new continuing connected transactions between Sinopec Corp. and China Petrochemical Corporation as a result of the Transaction. Pursuant to Rule 14A.41 of the Hong Kong Listing Rules, the New Connected Transactions shall

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comply with reporting and announcement requirements. Pursuant to the Shanghai Listing Rules, the New Connected Transactions shall comply with the requirements of reporting, announcement and approval by the Independent Shareholders. Pursuant to Rule 14A.41 of the Hong Kong Listing Rules, the New Connected Transactions shall comply with reporting and announcement requirements. Sinopec Corp. will comply in full with all applicable reporting, disclosure and independent shareholders’ approval requirements under Chapter 14A of the Hong Kong Listing Rules upon any variation or renewal of any of the agreement in relation to the New Connected Transactions.

(III)	Information on the Review and Approval of the Connected Transactions by the Board

On 26 March 2010, Sinopec Corp. held the 5th Meeting of the 4th Session of the Board. All the non-connected Directors unanimously approved the Transaction and the New Connected Transactions, and approved and authorized the execution of the Purchase Agreement, the Deed of Novation and the Payment Deed. When the Board voted on the resolutions in relation to the Transaction and the New Connected Transactions, the connected Directors, including Su Shulin, Zhang Yaocang, Cao Yaofeng, Li Chunguang and Liu Yun, abstained from voting. The independent non-executive Directors, including Liu Zhongli, Ye Qing, Li Deshui, Xie Zhongyu and Chen Xiaojin, approved the Transaction and the New Connected Transactions unanimously.

(IV)	Necessary Approvals and Others

The Transaction and the New Connected Transactions are subject to the approval by the Independent Shareholders, and the connected persons interested in such transactions shall abstain from voting on the resolutions on the Transaction and the New Connected Transactions at the 2009 Annual General Meeting. The Transaction will not constitute material asset reorganization under the Measures for the Administration of Material Asset Reorganizations by Listed Companies.

Upon the approval by the Independent Shareholders, the following approvals and registrations are required for the Transaction: (1) the approval of the NDRC for the outbound investment project and its changes relating to the Transaction; (2) the approval of the MOFCOM for the outbound investments relating to the Transaction; and (3) the approval and/or registration of Beijing Administration of Foreign Exchange for the foreign currencies and outgoing remittances relating to the Transaction.

In addition, the written consent from BOC Hong Kong as the agent is required for the completion of the Share Acquisition.

The Transaction shall not be completed until all the aforesaid approvals, registrations and written consents have been obtained.

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III.	Information on the Parties to the Connected Transactions and Their Relationship

(I)	Corporate Structure and Transaction Structure

As at the date of the announcement, the relationship of the parties in respect of the Transaction and the New Connected Transactions are shown in the following chart:

Upon completion of the Transaction, the relationship of the parties is shown in the following chart:

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As at the date of the announcement, the transaction amount of the connected transactions between the Company and China Petrochemical Corporation (and its subsidiaries) during the last twelve months, including the Transaction and the New Connected Transactions, has exceeded RMB 30 million and 5% of the net assets of the Company. Pursuant to the Shanghai Listing Rules, the Transaction and the New Connected Transactions shall be subject to the approval of the Independent Shareholders. Pursuant to the Hong Kong Listing Rules, as certain of the percentage ratios (as defined in the Hong Kong Listing Rules) applicable to the Transaction are above 5%, the Transaction shall be subject to the reporting, announcement and the Independent Shareholders´ approval, and constitutes a discloseable transaction under Chapter 14 of the Hong Kong Listing Rules.

(II)	Information of the Parties to the Connected Transaction

As at the date of the announcement, the connected parties, as involved in the charts hereinabove, are as follows:

	1.	Sinopec Corp.

Name: China Petroleum & Chemical Corporation

Registered Address: 22, Chaoyangmen North Street, Chaoyang District, Beijing

Legal representative: Su Shulin

Date of Incorporation: 25 February 2000

Registered Capital: RMB 86,702,439,000

Enterprise Nature: Joint Stock Limited Liability Company (listed)

Business License No.: 100000000032985

The principal operations of Sinopec Corp. and its subsidiaries include: (1) Exploring for, developing, producing and trading of crude oil and natural gas; (2) Processing crude oil into refined oil products, producing refined oil products and trading, transporting, distributing and marketing of refined oil products; and (3) Producing, distributing and trading of chemical products.

Financial Condition: For the year ended 31 December 2009, on the basis of consolidation, the net profit of Sinopec Corp. attributed to its parent company is RMB 61.29 billion; As at 31 December 2009, total assets of Sinopec Corp. is RMB 886.48 billion, in which the net assets of RMB 377.18 billion is attributed to the parent company.

	2.	SIPL

Name: Sinopec International Petroleum Exploration & Production Limited

Registered Address: 10th Floor, Building 4, Jia No. 6 Huixin East Street, Chaoyang District, Beijing

Legal Representative: Zhang Yaocang

Date of Incorporation: 4 November 2009

Registered Capital: RMB 4.5 billion

Enterprise Nature: Limited Liability Company (sole proprietorship of legal person)

Business License No.: 110000012387608

Scope of business: investing in the exploration, development, production, sell, storage and transportation of oil and gas; investing in the production, sell, storage and transportation of oil refinery products and oil and gas (including liquefied natural gas (LNG)) chemicals; import/export of technologies and goods, and import/export brokerage; comprehensive utilization of the mineral resources associated with oil and gas; and economic and trade consultation and technical exchange.

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Equity Structure: wholly owned by Sinopec Corp.

3.	SHI

The full name of SHI is Sinopec Corporation Hongkong International Limited. It was incorporated on 16 December 2009 and incorporated in Hong Kong. It is wholly-owned by SIPL.

4.	China Petrochemical Corporation

Name: China Petrochemical Corporation

Registered Address: 22 Chaoyangmen North Avenue, Chaoyang District, Beijing

Legal Representative: Su Shulin

Registered Capital: RMB 130,645,104,000

Enterprise Nature: Enterprise owned by the Whole People

Business License No.: 100000000001244

Business scope: Organizing its subsidiaries in the exploration, exploitation, storage and transportation (including pipeline transportation), sales and comprehensive utilization of oil and gas; organizing its subsidiaries in the oil refining; organizing its subsidiaries in the wholesale and retail of product oils; organizing its subsidiaries in the production, sales, storage and transportation of petrochemical products and other chemical products; investing in industries and managing the investments; designing, constructing, building and installing explorations for petrochemical engineering projects; checking, repairing and maintaining the oil and petrochemical equipments; manufacturing electromechanical equipment; researching, developing, applying and consulting on technologies, information and alternative energy products; and import/export.

Financial Condition: For the year ended 31 December 2008, the net profit of China Petrochemical Corporation is RMB 20.05 billion. As at 31 December 2008, the total asset of China Petrochemical Corporation is RMB 1,044.85 billion, in which the net asset is RMB 481.13 billion.

5.	SIPC

Name: Sinopec International Petroleum Exploration & Production Corporation

Registered Address: 263 Bei Si Huan Zhong Road, Haidian District, Beijing

Legal Representative: Zhang Yaocang

Date of Incorporation: 20 January 2001

Registered Capital: RMB 24,405,904,000

Enterprise Nature: Limited Liability Company (State-owned Sole Proprietorship)

Business license No.: 100000000034918

Business scope: investing in the exploration, development, production, sales, storage and transportation of oil and gas; investing in the production, sales, storage and transportation of petroleum refining products and chemical products based on oil and gas (including natural gas liquid (NGL)); import/export; comprehensive utilization of mineral resources associated with oil and gas; consultation service on foreign economic trade and technological exchange.

Equity Structure: wholly-owned by China Petrochemical Corporation

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Financial Condition: For the year ended 31 December 2008, the net profit of SIPC is RMB -1.86 billion. As at 31 December 2008, the total asset of SIPC is RMB 80.24 billion, in which the net asset is RMB 15.82 billion.

6.	SOOGL

The full name of SOOGL is Sinopec Overseas Oil & Gas Limited. It was incorporated on 27 January 2004 and incorporated at the Cayman Islands. The business scope is general investment. It is wholly-owned by China Petrochemical Corporation. SOOGL is principally engaged in investment holding.

For the year ended 31 December 2008, the net profit of SOOGL is RMB 1.76 billion. As at 31 December 2008, the total asset of SOOGL is RMB 35.83 billion, in which the net asset is RMB 1.01 billion.

7.	SSI15, SSI17 and SSI18

The full name of SSI15 is SSI Fifteen Limited. SOOGL holds 50% of the total issued share capital of SSI15.

The full name of SSI17 is SSI Seventeen Limited. SOOGL holds 50% of the total issued share capital of SSI17.

The full name of SSI18 is SSI Eighteen Limited. SOOGL holds 50% of the total issued share capital of SSI18.

8.	New Bright

The full name of New Bright is New Bright International Development Limited. New Bright holds 35% of the issued share capital of SSI15, SSI17 and SSI18 each.

9.	Sonangol E.P.

The full name of Sonangol E.P. is Sociedade Nacional de Combustíveis de Angola — Empresa Pública. Sonangol E.P. holds 15% of the issued share capital of SSI15, SSI17 and SSI18 each.

10.	Century Bright

The full name of Century Bright is Sinopec Century Bright Capital Investment Limited. It was incorporated in March 1995 in Hong Kong. The business scope covers investing, financing and provision of financial consultation services. Century Bright is wholly-owned by China Petrochemical Corporation.

As at the date of the announcement, the Company has not provided any guarantee to the Target Company, nor authorized the Target Company to manage the financial transactions; nor allowed the Target Company to use any of the funds of the Company.

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IV.	DETAILED INFORMATION OF THE SUBJECT OF THE CONNECTED TRANSACTION

(I)	the Target Company

Name: Sonangol Sinopec International Limited

Place of Registration: the Cayman Islands

Date of Incorporation: 15 October 2004

Equity Structure: SSI has 5,000,000 ordinary shares; SOOGL holds 55% of the total issued share capital of SSI, and China Sonangol holds 45% of the total issued share capital of SSI.

Financial Condition: the financial data of SSI for the year ended 31 December 2008 and eleven months ended 30 November 2009 audited by KPMG Huazhen in accordance with the PRC New GAAP are as follows:

	Unit: RMB 1,000

	As at 30 November 2009	As at 31 December 2008
Total assets	21,651,724	21,855,520
Total liabilities	16,226,168	18,405,838
Net assets	5,425,556	3,449,682

	Eleven months ended 30 November 2009	The year ended 31 December 2008
Income	9,486,068	16,869,207
Total profit	5,042,374	11,325,892
Net profit	1,980,798	4,862,068

Main business: SSI is principally engaged in exploration, development and production of oil and gas. It owns 50% of participation interest in Block 18 (i.e. SOOGL indirectly owns 27.5% of participation interest in Block 18). The other participation interest owners of Block 18 include BP Angola (Block 18) B.V. which has 39.5% of participation interest and BP Exploration (BETA) Limited which has 10.5% of participation interest.

Reserve Valuation: Ryder Scott prepared and issued the Technical Report on the future oil reserves and incomes from the participation interests that SSI holds in Block 18, on the Valuation Date. In the Technical Report, the proven reserves comply with Rule 4-10, Part 210, Regulation S-X of the Securities and Exchange Commission (SEC) through the accounting series releases; the probable and possible reserves are qualitatively calculated and comply with the petroleum resources management system (SPE-FRMS) which has been jointly passed by the Society of Petroleum Engineers (SPE), the World Petroleum Council (WPC), the American Association of Petroleum Geologists (AAPG) and the Society of Petroleum Evaluation Engineers (SPEE); the oil prices as referenced in the report were valid prices on 30 November 2009. According to the report, by the end of November 2009, the remaining recoverable reserves of the net economic interests of SSI at the east zone (Greater Plutonio) of Block 18 are as follows: the total proved reserves are 102.49 million barrels (mmbbl), in which the proved developed reserves are 79.04 million barrels and the proved undeveloped reserves 23.45 million barrels; and the probable reserves are 67.24 million barrels; the contingent reserves shared by SSI at the west zone of Block 18 are: the 1C contigent resources are 38.31 mmbbl and 2Ci contigent resources are 49.54 mmbbl.

Block 18 is located at deep sea area 150 km from the seacoast, northeast to Luanda, the capital city of Angola which is in the southeast of Africa. The average water depth is 1,500m and the development area is 322.57 sq. km. The operator is BP Angola (Block 18) B. V.

Block 18 is on the furthest south end of the lower Congo Basis, at the slope of the Congo Fan Basis. It comprises mainly structural traps of salt swell or dome. The oil and gas reservoir beds are distributed mainly in the sandstones and carbonate rocks which are situated above or below the salt layer from the Cenozoic Tertiary System and the Cretaceous System. The turbidite rocks in the block are the main reservoirs.

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There have been 11 exploratory wells and test wells completed in Block 18, and all of them are successful. Eight oil fields have been discovered, including Platina, Plutonio, Cobalto, Paladio, Cromio, Galio, Chumbo and Cesio. The development area is divided into the east zone and the west zone which are independent from each other. The east zone, that is the Greater Plutonio Development Zone, has six oil fields, including Plutonio, Galio, Cromio, Paladio, Cobalto and Cesio and the oil area is 111.8 sq. km. In the zone, a commercial discovery was announced in April 2002. It has entered into formal production since October 2007. It is now in the production phase. By the end of November 2009, it has had an oil-producing capacity of 240,000 barrels a day and a water-injecting capacity of 375,000 barrels a day. The west zone, that is, the Platina-Chumbo Development Zone, has two oil fields, including Platina and Chumbo and the oil area is 28.7 sq. km. In the west zone, a commercial discovery was announced in December 2005. It is now on the development preparation stage.

(II)	The ownership to the Target Shares

According to the representations and warranties made by SOOGL pursuant to the Purchase Agreement, the Target Shares are free from any major disputes on the ownership, any third party interest or other encumbrance on the transfer of the ownership.

(III)	The Target Loan

Pursuant to the shareholder loan agreement between SOOGL (as shareholder lender) and SSI (as borrower) signed on 7 August 2006, and the supplementary agreement signed on 12 September 2008 , SOOGL has agreed to provide SSI with a maximum available facility in the amount of USD 2.465 billion (equivalent to approximately RMB 16.831 billion), to support the operation of SSI. As of 30 November 2009, SSI had utilized USD 2.326 billion (equivalent to approximately RMB 15.885 billion), and the outstanding balance (with accrued interest) of which amounted to USD 779,119,000 (equivalent to approximately RMB 5,319,824,400). For such loan, the main provisions are as follows:

Interest rate: LIBOR+2% (between the date of the agreement and 15 September 2008); LIBOR+1% (since 16 September 2008);

Repayment date: Such loan shall be repaid within 36 months of equal installments each, including the principal and interest, since 31 October 2008 to 30 September 2011;

Security: None

V.	Consideration and Pricing Policy

The terms of the Transaction are fair, reasonable and on normal commercial terms. SHI shall pay USD 2.457 billion (equivalent to approximately RMB 16.776 billion) to SOOGL as the consideration for the Target Shares and the Target Loan. Such consideration includes:

	1.	The consideration and pricing policy for the Target Shares

The consideration for the Target Shares is made with reference to the reserve data as at 30 November 2009 provided in the Technical Report issued by Ryder Scott. The consideration was negotiated and determined by the parties on the arm’s length basis based on the asset quality, growth potential and market condition of SSI and its future synergism with Sinopec Corp. Based on equal and fair negotiation, the parties agreed the consideration for the Target Shares was USD 1.678 billion (equivalent to approximately RMB 11.457 billion).

	2.	The consideration and pricing policy for the Target Loan

The consideration for the Target Loan was negotiated and determined by the parties on the arm’s length basis based on the outstanding balance (with accrued interest) of the Target Loan as at 30 November 2009. Based on equal and fair negotiation, the parties agreed the consideration for the Target Loan was USD 779,119,000 (equivalent to approximately RMB 5,319,824,400).

The Board of the Directors of Sinopec Corp. is of the view that the total consideration for the Transaction and other terms and conditions contained in the agreements are fair and reasonable for Sinopec Corp. and are in the interests of the Shareholders as a whole.

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VI.	Connected Transaction Agreements

(I)	The Material Terms of the Purchase Agreement

	1.	Parties: SOOGL as seller, and SHI as purchaser

	2.	Date: 26 March 2010

	3.	Purchase Price and Adjustment:

The consideration for the Target Shares is USD1.678 billion (equivalent to approximately RMB 11.457 billion), and the consideration for the Target Loan is USD 779,119,000 (equivalent to approximately RMB 5,319,824,400). The aggregate consideration for the Target Shares and the Target Loan is USD 2.457 billion (equivalent to approximately RMB 16.776 billion).

If at the Completion Date, an aggregate amount of the net assets value (being calculated on the basis of 55%) of the Target Company and the aggregate outstanding principal and interest of the Target Loan between 30 November 2009 and the Date of Completion is increased, SHI shall make a payment to SOOGL of a sum equal to that increase; or if at the Completion Date, an aggregate amount of the net assets value of the Target Company and the aggregate outstanding principal and interest of the Target Loan between 30 November 2009 and the Date of Completion is decreased, SOOGL shall make a payment to SHI of a sum equal to that decrease.

	4.	Payment and Term:

SHI shall pay SOOGL the consideration at the Completion Date or any later date as agreed by SOOGL. If SOOGL receives any release-of-fund from the bank for any payment under the Purchase Agreement, the above payment obligation of SHI shall be waived.

	5.	Conditions precedent and Term of Performance:

SHI´s obligation to purchase the Target Shares and the Target Loan shall be conditional on the following conditions precedent:

(a)
the passing of the necessary resolution(s) by the Independent Shareholders at a duly convened extraordinary general meeting of Sinopec Corp. to approve, implement and effect the transactions contemplated by the Purchase Agreement and any ancillary matters as may be required under the Shanghai Listing Rules and the Hong Kong Listing Rules;

(b)
the obtaining of all licences, consents, approvals, authorisations, permissions, waivers, orders or exemptions from governmental authorities or other third parties which are necessary in connection with the execution and performance of the Purchase Agreement;

(c) no governmental action, court order or proceeding having been taken that:

(i) prohibits the consummation of the transactions contemplated by the Purchase Agreement; or

(ii) adversely affects in any material respect the SHI´s rights to exercise full rights of ownership of the Target Shares and the Target Loan under the Purchase Agreement;

(d) nothing having occurred, and nothing having come to the attention of SHI to indicate that anything has occurred, at any time prior to completion:

(i) such that or as a result of which any of SOOGL´s warranties is (or would if repeated at that time be) untrue, inaccurate or misleading or breached in any material respect; or

(ii) constituting any material breach of any other obligations of any party (other than SHI) to the Purchase Agreement or any of the other related documents;

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(e)
there not having occurred, and nothing having come to the attention of SHI to indicate that there may have occurred, any material adverse change in the business or in the financial or trading position or prospects of the Target Company;

(f)
resolutions of the board of directors and/or shareholders of SOOGL, the Target Company and China Petrochemical Corporation having been duly passed to approve (among other things) the sale of the Target Shares and the Target Loan, the Deed of Payment between SOOGL and SHI and the undertaking provided by China Petrochemical Corporation and authorize an individual or individuals to execute the related documents; and

(g)
SOOGL having done or having procured to be done and having provided to SHI in form and substance satisfactory to SHI documents set out in Part 1 of the schedule headed “Pre-Completion Deliveries” in the Purchase Agreement.

SOOGL´s obligation to sell the shares and novate the loan under the Purchase Agreement and the Deed of Novation is conditional on the SHI having done or having procured to be done and having provided to SOOGL documents in form and substance set out in the schedule headed “Pre-Completion Deliveries”.

SOOGL shall use its best endeavours to procure that each of the conditions other than the approval by the Independent Shareholders is satisfied as soon as practicable following execution of the Purchase Agreement and to deliver to SHI documents set out in the schedule headed “Pre-Completion Deliveries” as soon as practicable following execution of the Purchase Agreement.

SHI may, in its sole and absolute discretion, by written notice to waive any of the conditions in whole or in part save for approval by the Independent Shareholders, and approvals from governmental authorities and other third parties.

If the conditions are not duly fulfilled (or waived), or the Purchase Agreements is terminated for any other reasons, all liabilities and obligations of SHI under the Purchase Agreement will lapse and cease to have any effect. Neither the lapsing of those liabilities and obligations nor their ceasing to have effect shall affect the rights of SHI in respect of any antecedent breach by any other party of any obligation under the Purchase Agreement or any of the other agreements and undertakings referred to in the Purchase Agreement.

	6.	Effective date: The Purchase Agreement will enter into effect upon being duly signed by the parties on 26 March 2010.

	7.	Completion:

Completion shall take place at the offices of Sinopec Corp. on the tenth Business Day from the date on which all of the conditions have been satisfied or waived by SHI or at such other time and on such other date or at such other location as SOOGL and SHI may agree from time to time. The transfer of the Target Shares shall take place and become effective at the jurisdiction of incorporation of the Target Company.

At completion, SHI shall pay the consideration to SOOGL, and SOOGL and SHI shall deliver the documents agreed in the Purchase Agreement.

	8.	Governing law

The Purchase Agreement is governed by and shall be construed in accordance with the laws of Hong Kong.

(II)	Material terms of the Deed of Novation

1.
SHI: (1) undertakes to perform, discharge and observe all obligations and liabilities on the part of SOOGL under the relevant facility agreement; (2) agrees to be bound by all the provisions of the relevant facility agreement by which SOOGL would be bound on and after the effective date; and (3) agrees that the borrower and the guarantor shall be entitled to all rights, powers, interests and benefits under the relevant facility agreement which would subsist on and after the effective date.

	2.	The borrower and the guarantor unconditionally releases and discharges SOOGL from all obligations and

15

liabilities whatsoever under the relevant facility agreement which fall to be performed, discharged or observed on or after the effective date, and accepts the liability of SHI in respect of the relevant facility agreement in place of SOOGL with effect from the effective date.

3.
The borrower and/or the guarantor: (1) undertakes to perform, discharge and observe all obligations and liabilities on the part of the borrow and/or the guarantor under the relevant facility agreement which would fall to be performed, discharged or observed on and after the effective date; (2) agrees to be bound by all the provisions of the relevant facility agreement by which the borrower and/or the guarantor would be bound on and after the effective date; and (3) agrees that SHI shall be entitled to all rights, powers, interests and benefits under the relevant facility agreement which would subsist on and after the effective date.

4.
SOOGL unconditionally releases and discharges the borrower and/or the guarantor from all obligations and liabilities whatsoever under the relevant facility agreement which fall to be performed, discharged or observed on or after the effective date.

5.
SOOGL shall indemnify in full and hold SHI harmless from all losses which SHI may suffer or incur, in any such case arising out of, based upon or in connection with, whether directly or indirectly, any act or default on the part of SOOGL in relation to the relevant facility agreement prior to the effective date.

6.
The novation of the loan shall take effect at the Completion Date specified in the Purchase Agreement, and the effective date shall be the Completion Date. If the completion does not occur on or before 31 December 2010 (or any later date as agreed by SOOGL and SHI), the terms hereinabove under the Deed of Novation shall become invalid.

(III)	An analysis of the performance of the obligations in respect of the Transaction by the parties

Factors which may affect SOOGL´s performance of its obligations in respect of the Transaction:

1.
Pursuant to the relevant joint venture contract and shareholders´ agreements, the Transaction shall be subject to the consent of the other shareholders of the Target Company. China Sonangol has signed a written consent on 10 March 2010, stating that it agrees on SHI´s acquisitions of the Target Shares and the Target Loan and waives its pre-emptive right to the purchase of the Target Company.

2.
Pursuant to the relevant facility agreements and security agreements, the acquisition of the Target Shares shall be subject to the consent from BOC Hong Kong, the facility agent of SSI. For details, see Part (II) “Basic Information of the Connected Transaction - Necessary Approvals and Others.”

Except for the stated above, no other factors exist which may affect SOOGL´s performance of its obligations in respect of the Transaction.

VII.	Reasons for the Connected Transactions and Impact of the Connected Transactions on Sinopec Corp.

(I)	Reasons for the Transaction and the business and financial impact on Sinopec Corp.

1.	To expand the upstream scale and strengthen the upstream capacity

Block 18 is divided into east zone and west zone. The east zone of Block 18 is one of the most large-scaled deep water oil assets in production in West Africa and even in the world, with the highest reserves and production volume standard among the project of similar type. Block 18 is now in stable production phase. After the completion of the Transaction, calculated based on consolidated model, the crude oil reserve scale of the Company will be increased substantially, and the upstream capacity of the Company will be strengthened.

	Proven reserve1	Oil production2
	（mmbbl)	(1,000 barrel/Day)
The Company	2,820.00	825.07
SSI	102.49	72.52
Consolidated data	2,922.49	897.59
Increase（%）	3.63%	8.79%

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Note：

	1.	The proven reserve is the data as at 31 December 2009; the proven net interest reserve of SSI is the data as at 30 November 2009

2.
The daily oil production of the Company is the yearly average production volume as at 31 December 2009; the daily net interest production of SSI is the yearly average production volume as at 31 December 2009

In addition, as at 30 November 2009, the net interest contingent reserve attributed to SSI reached 67.24 mmbbl.

Commercial discovery was announced in west zone of Block 18 in December 2005. The West Zone is now in the development preparation phase. It is expected that west zone will potentially add new oil reserves to the Company. As at 30 November 2009, the contingent reserves shared by SSI at the west zone of Block 18 are: the 1C contigent resources are 38.31 mmbbl and 2Ci contigent resources are 49.54 mmbbl.

2.	To build an overseas business platform, enhance the international operation capability and improve the international competitiveness

Currently, Sinopec Corp. focuses its upstream operation in China. Take the Transaction as opportunity, Sinopec Corp. set up SIPL to be a unified platform of the exploration of overseas business. The assets involved in the Transaction are located in deep water area, Angola, Africa. Angola is one of the member states of OPEC, the deep water area of which is one of the world´s most rapidly developing areas in oil and gas reserves and production volume. Through the Transaction, Sinopec Corp. enters one of the world´s most promising oil and gas basins in exploration and production, which further establishes the solid basis of building a global asset portfolio with high quality. Through this overseas asset acquisition, Sinopec Corp. not only obtains a large-scaled overseas oil and gas asset, but also attains and absorbs relevant experiences in human resource, management system and business operation in overseas upstream operations. The international management standard and international competitive advantage of Sinopec Corp. will be further strengthened.

3.	To improve the profitability and long-term investment value for the shareholders

The Transaction will help improve the financial performance of Sinopec Corp. and maximize the long-term investment value for the shareholders. The highest daily production capacity of east zone of Block 18 reaches 240,000 barrels (mmbbl), and it is now in stable production phase. Despite the impact of production restrictions of OPEC, the annually average production volume per day of Block 18 reaches 159,100 barrels in 2009. The net profit of SSI for the eleven months ended 30 November 2009 amounted to RMB 1.981 billion, and the net profit ratio reached 20.9%. The Transaction plays a positive role in increasing the revenue, net profit ratio standard and cash revenue of Sinopec Corp.

4.	To reduce continuing connected transactions in respect of production and operation

The implementation of the Transaction will reduce the continuing connected transactions under the mutual supply agreements between Sinopec Corp. and China Petrochemical Corporation. For details, see para (II) of this chapter “Impact on the Independency of Sinopec Corp. — Impact on the Connected Transactions of Sinopec Corp.”

(II)	Impact on the Independency of Sinopec Corp.

1.	Impact on the Connected Transactions of Sinopec Corp.

The Transaction will reduce the transaction amount of the continuing connected transactions between the Company and China Petrochemical Corporation (and its subsidiaries) under the mutual supply agreement (“Mutual Supply Agreement”). Prior to the completion of the Transaction, pursuant to the Mutual Supply Agreement executed between Sinopec Corp. and China Petrochemical Corporation in June 2000 and its supplementary agreements, Sinopec Corp. has purchased crude oil from SSI on an on-going basis. The relevant connected transactions amounted to USD 340 million (equivalent to approximately RMB 2,319 million), USD 2,429 million (equivalent to approximately RMB 16,585 million) and USD 1,606 million (equivalent to approximately RMB 10,968 million) in 2007, 2008 and 2009 respectively. After the completion of the Transaction, Sinopec Corp. will continue with the aforesaid transactions, and the relevant transaction amount is primarily expected to reach USD 2,044 million (equivalent to approximately RMB 13,956 million), USD 2,190 million (equivalent to approximately RMB 14,953 million) and USD 2,190 million (equivalent to approximately RMB 14,953 million) in 2010, 2011 and 2012 respectively. After the completion of the Transaction, according to the Shanghai Listing Rules and the Hong Kong Listing Rules, the Target Company will be controlled by Sinopec

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Corp. and consolidated into the financial statements of Sinopec Corp. The aforesaid continuing transactions will no longer constitute continuing connected transactions between the Company and China Petrochemical Corporation (and its subsidiaries).

Prior to the Transaction, a number of loans and guarantees existed between SSI and the subsidiaries of China Petrochemical Corporation. In order to protect Sinopec Corp. from potential loss, SOOGL and SHI entered into a Payment Deed, pursuant to which: (1) if SSI makes any payment under or in connection with its obligations of guarantee or cash flow charge, SOOGL shall immediately pay to SHI an amount equal to 55% of the aggregate amount so paid; (2) if SSI makes any payment under or in connection with its obligation of providing loan to SSI15, SSI17 and SSI18, SOOGL shall immediately pay to SHI an amount equal to 55% of the aggregate amount so paid; under the above basis, if SSI receives any funds from SSI15, SSI17 and SSI18 in repayment or prepayment of the above amounts that SSI paid, SHI shall immediately pay to SOOGL an amount equal to 55% of the aggregate funds so received from SSI15, SSI17 and SSI18; and (3) except otherwise required by law, all payments by SOOGL to SHI shall be made without any tax deduction. If any tax must be deducted, SOOGL shall pay and compensate SHI such additional amounts equal to the amount being deducted. The New Connected Transactions include (1) Century Bright, as one of the lenders in the syndication, provides SSI with a loan of not more than USD 650 million (equivalent to approximately RMB 4,438 million), for which SSI provides charge over cash flow and assigned contractual right as security. As at 30 November 2009, the outstanding balance (with accrued interest) of such loan amounted to USD 383,051,700 (equivalent to approximately RMB 2,615,477,200); (2) SSI provides SOOGL with a guarantee and/or a charge over cash flow, as a security for the loan provided by SOOGL to SSI15, SSI17 and SSI18, without any principal amount limited. As of 30 November 2009, the outstanding balance (with accrued interest) of the loan provided by SOOGL to SSI15, SSI17 and SSI18 amounted to USD 22.6857 million (equivalent to approximately RMB 154,898,100); SSI provides SOOGL with a charge over its cash flow as a security for the loan provided by SOOGL to New Bright and Sonangol E.P., the principal amount being USD 933,286,400 (equivalent to approximately RMB 6,372,479,500). As of 30 November 2010, the outstanding balance (with accrued interest) of the loan provides by SOOGL to New Bright and Sonangol E.P. amounted to USD 938,903,400 (equivalent to approximately RMB 6,410,832,200); and (3) SSI provides SSI15, SSI17 and SSI18 with a loan, without any principal amount limit; As at 30 November 2009, the outstanding balance (with accrued interest) of such loan amounted to USD 0. After the completion of the Transaction, SSI will be controlled by Sinopec Corp. According to the Shanghai Listing Rules and the Hong Kong Listing Rules, the subsidiaries of China Petrochemical Corporation will become connected persons of SSI, and the aforesaid loans and guarantees will constitute new continuing connected transactions between Sinopec Corp. and China Petrochemical Corporation as a result of the Transaction. Pursuant to Rule 14A.41 of the Hong Kong Listing Rules, the New Connected Transactions shall comply with reporting and announcement requirements. Pursuant to the Shanghai Listing Rules, the New Connected Transactions shall comply with the requirements of reporting, announcement and approval by the Independent Shareholders. For details, see Part (II) “ Basic Information of the Connected Transaction - New Connected Transactions”.

2.	Impact on the Non-Competition

Pursuant to the Non-competition Agreement executed by China Petrochemical Corporation and Sinopec Corp. in June 2000, China Petrochemical Corporation undertakes that without the prior written consent from Sinopec Corp., China Petrochemical Corporation, either individually or jointly with any other person or company or as an agent of any other person or company, will not develop, operate or assist in operating, or participate in or engage itself in the main businesses of Sinopec Corp., unless in accordance with the following terms and conditions: China Petrochemical Corporation irrevocably provides Sinopec Corp. with an option to purchase any business of China Petrochemical Corporation in accordance with the Non-competition Agreement or any other new businesses, projects, products or technologies that China Petrochemical Corporation develops, invests or authorizes to develop or operate outside restrictions of the Non-competition Agreement, which competes with the main businesses of Sinopec Corp. Sinopec Corp. may exercise its option to purchase such new business within (5) years after China Petrochemical Corporation developed, invested or authorized to develop or operate.

Prior to the Transaction, overseas oil and gas has been explored, developed and produced by China Petrochemical Corporation, and Sinopec Corp. has not engaged in such operations. Now, in accordance with the Non-competition Agreement, Sinopec Corp. acquires such overseas business of China Petrochemical Corporation, which, in the long run, will help reduce the competition between the Company and China Petrochemical Corporation (and its subsidiaries).

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VIII.	Opinions of the Independent Directors

Mr. Liu Zhongli, Mr. Ye Qing, Mr. Li Deshui, Mr. Xie Zhongyu and Mr. Chen Xiaojin, being the independent non-executive Directors of Sinopec Corp., issued their independent views in respect of the Transaction and the New Connected Transactions. The independent non-executive Directors are of the view that the Transaction and the New Connected Transaction were conducted on normal commercial terms in the ordinary course of business of Sinopec Corp. through fair and equitable negotiations. The considerations for the Transaction is fair and reasonable for Sinopec Corp. and its Shareholders as a whole. Mr. Su Shulin, Mr. Zhang Yaocang, Mr. Cao Yaofeng, Mr. Li Chunguang and Mr. Liu Yun, being the connected directors have abstained from voting for the relevant connected transactions at the Board meeting at which relevant connected transactions were considered and approved. The voting procedures comply with the provisions of the applicable domestic and overseas laws and regulations, the regulatory documents and the articles of associations of Sinopec Corp.

XI.	Details of Historical Connected Transactions

1.	In 2008, Sinopec Corp. acquired certain assets from six legal entities under the controlling shareholder, which is detailed as follows:

	(1)	Connected persons

(i)
Name: Six entities, i.e., Sinopec Shengli Petroleum Administrative Bureau, Sinopec Jianghan Petroleum Administrative Bureau, Sinopec Zhongyuan Petroleum Exploration Bureau (Zhongyuan Petroleum), Sinopec Henan Petroleum Exploration Bureau, Sinopec Jiangsu Petroleum Exploration Bureau and Sinopec East China Petroleum Bureau.

		(ii)	Connected relationship with Sinopec Corp.

The above six entities are the legal entities under Sinopec Corp.´s controlling shareholder, China Petrochemical Corporation.

		(iii)	Connected directors: Su Shulin, Zhou Yuan

	(2)	Details of connected transactions

		(i)	Type of transaction: Asset acquisition.

Subject of transaction: Including down-hole operation assets and operations of maintenance nature and related liabilities owned by Shengli Petroleum Administrative Bureau, Jianghan Petroleum Administrative Bureau, Zhongyuan Petroleum Exploration Bureau, Henan Petroleum Exploration Bureau, Jiangsu Petroleum Exploration Bureau and East China Petroleum Bureau.

		(iii)	Amount: The consideration is RMB 1,564.48 million (about HKD 1,670.71 million).

		(iv)	Transaction date: 30 June 2008.

		(v)	Fulfilment of transaction: completed.

(vi)
Effects on financial position and operating results of Sinopec Corp.: The target assets acquired are closely associated with the daily production and operation of the oil field of Sinopec Corp., implementation of the acquisition can further meet the demand for down-hole operation of the oil recovery plants under Sinopec Corp., keep daily production steady and in order, reduce the operation number, improve the operation quality, decease the operation costs, rationalize the oil field operation management system, enhance the business synergy of oil recovery operation with down-hole operation system, improve the production efficiency, and further reduce connected transactions in production business; in the long run, with timely satisfaction of the demand for down-hole operation of the oil recovery plant, rationalization of oil field operation management system, synergic effect of oil recovery business with down-hole operation system business, gradual integration of domestic product oil price with the international price, earning potential of the target assets acquired will be enhanced, and accretive effect of profits per share of Sinopec Corp. will be gradually developed.

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2.	In 2009, there were two connected transaction between the Company and the controlling shareholder and its subsidiaries

A.
In 2009, Sinopec Corp. acquired certain assets (including property rights, equity interests and assets) from the controlling shareholder and its subordinate entities, and disposed certain assets to the subordinate entities of the controlling shareholder, which is detailed as follows:

	(1)	Connected persons

		(ii)	Name: China Petrochemical Corporation, Asset Management Company, Sinopec Sales & Industrial Co., Ltd., Shengli Oil Field Shengli Petroleum & Chemical Construction Corporation.

		(ii)	Connected relationship with Sinopec Corp.:

China Petrochemical Corporation is the controlling shareholder of this Company.

Asset Management Company is the wholly-owned subsidiary of

China Petrochemical Corporation, which is the controlling shareholder of Sinopec Corp..

Sinopec Sales & Industrial Co., Ltd. is the wholly-owned subsidiary of Asset Management Company.

Shengli Oil Field Shengli Petroleum & Chemical Construction Corporation is the holding subsidiary of Shengli Petroleum Administrative Bureau which is a legal entity under China Petrochemical Corporation.

		(iii)	Connected directors: Su Shulin, Zhou Yuan.

	(2)	Details of connected transactions

(i)
Type of transaction: Acquisition of property rights of the eight oil product pipeline project divisions, equity interests in two companies, submarine pipeline and cable testing and maintenance devices and partial assets of Shijiazhuang Branch Company; sale of fertilizer devices of Jinling Branch of the Company.

		(ii)	Subject of transaction:

Subject of acquisition: Property rights of the eight oil product pipeline project divisions owned by Sinopec Sales & Industrial Co., Ltd., 100% state-owned equity interests held by China Petrochemical Corporation in Qingdao Petrochemical Co., Ltd., 41.99% state-owned equity interests held by Asset Management Company in Shijiazhuang Chemical Fiber Co., Ltd., submarine pipeline and cable testing and maintenance devices owned by Shengli Oil Field Shengli Petroleum & Chemical Construction Corporation and partial assets of Shijiazhuang Branch Company. Assets mainly include transportation and storage assets in relation to oil refining (including oil products, loading/unloading oil, grouping stations, oil pipeline, etc.), certain electric instruments, fire control, environment supervision devices, one water source, congruence, 4-n-Octylphenol, roads and paths in the plant area, warehouse, etc.; office buildings and related office equipment; construction in process; 45 pieces of related land; telecommunication station equipment; security office equipment; employee training center equipment; newspaper office equipment.

Subject of sales: Fertilizer devices of Jinling Branch Company of the Company, mainly including four parts, i.e., integrated fertilizer workshop, purification and chemical combination work area, finished product work area and urea work area.

		(iii)	Amount of transaction:

The consideration for acquisition: RMB 1,839.38 million (about HKD 2,078.50 million).

The consideration for disposal: RMB 157.47 million (about HKD177.94 million).

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		(iv)	Transaction date: 31 March 2009.

		(v)	Fulfilment of transaction: completed.

(vi)
Effects on financial position and operating results of Sinopec Corp.: Through the transaction, Sinopec Corp. further expands operation scale and enhances core business competitiveness. The oil product pipelines acquired under this transaction are the most essential and competitive in the entire marketing mechanism of oil products, and are of vital significance to the competitiveness of Sinopec Corp.’s service stations located in the middle and eastern regions of China with the most rigorously developing economies, and to perfection of industry chain. The acquisition of Qingdao Petrochemical is critical to the consolidation and enhancement of Sinopec Corp’s competitiveness at Bo Hai Gulf, and to the optimization of industrial structuring. Qingdao Petrochemical’s earning potential can be further developed after the acquisition accompanying the pricing reform of oil products. The acquisition of other equity interests and assets is a critical step in our business strategies, which are important to the elevation of the overall strength of the Company and its ability to respond to the development cycles of the industry.

B.	In August, 2009, Sinopec Corp. acquired certain assets (including property rights, equity interests and assets) from China Petrochemical Corporation, which is detailed as follows:

	(1)	Connected persons

		(iii)	Name: China Petrochemical Corporation, Asset Management Company.

		(ii)	Connected relationship with Sinopec Corp.:

China Petrochemical Corporation is the controlling shareholder of this Company.

Asset Management Company is the wholly-owned subsidiary of China Petrochemical Corporation, which is the controlling shareholder of Sinopec Corp.

		(iii)	Connected directors: Su Shulin, Zhang Yaocang, Cao Yaofeng, Li Chunguang and Liu Yun

	(2)	Details of connected transactions

		(i)	Type of transaction:

Acquisition of assets of six scientific research institutes and equity interests of five companies under Asset Management Company

		(ii)	Subject of transaction:

Subject of acquisition: all of the assets Asset Management Company holds in Petroleum Exploration & Production Research Institute of Sinopec

Asset Management Company, Research Institute of Petroleum Processing of Sinopec Asset

Management Company, Beijing Chemical Institute, Shanghai Research Institute of Petrochemical Technology, Fushun Petrochemical Institute and Qingdao Safety Research Institute, and 100% equity interests Asset Management Company holds in Xingpu Company, Beijing Petrochemical Design Institute of Beijing Chemical Institute, Qingdao Sinosun Certification Center, Fushun Huanke Company and Material Equipment Company.

		(iii)	Amount of transaction:

The consideration for acquisition: RMB 3,945,809,300 (approximately HKD 4,477,309,800).

		(iv)	Transaction date: 31 August 2009.

		(v)	Fulfilment of transaction: completed.

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	(vi)	Effects on financial position and operating results of Sinopec Corp.:

Six scientific research institutes in the subjects of the Acquisition, corresponding to six scientific research institutes of Sinopec Corp., undertake the function of business support, and meanwhile have powerful scientific research strength.

Function of business support is concentrated on scientific research pilot test, logistic support, and personnel trainings, etc.; scientific research ability of six institutes and their national accredited qualifications are indispensable to the scientific research system of Sinopec Corp.

Material Equipment Company in the subjects of the Acquisition was originally integrated with the material equipment business of Sinopec Corp. After completion of the Acquisition, material equipment supply system of Sinopec Corp. will be perfected, and the existing material equipment supply system of Sinopec Corp. will be further improved, in materials storage and reserves, particularly. Simultaneously, the existing business system of Material Equipment Company to be acquired also perfects and prolongs the supply chain of Sinopec Corp., and enhances the materials safeguarding ability of Sinopec Corp.

(III)	Regular Continuing Connected Transactions

The continuing connected transactions in the daily course of business between the Company and China Petrochemical Corporation and its subsidiaries for the years ended 31 December 2008 and 31 December 2009, as audited by KPMG Huazhen (according to the auditors´ report KPMG-AH(2010)AR No.0005), are as follows:

			Unit: million RMB

Items	The Company		Sinopec Corp.
	2009	2008	2009	2008
(i) Sales of goods	162,671	186,381	72,924	95,732
(ii) Purchases	75,521	56,516	44,665	35,951
(iii) Transportation and storage	1,251	1,206	1,115	1,047
(iv) Exploration and development services	31,343	33,034	29,936	31,462
(v) Production related services	17,603	14,133	16,036	12,703
(vi) Ancillary and social services	3,329	1,611	3,254	1,592
(vii) Operating lease charges	4,866	4,897	4,703	4,698
(viii) Agency commission income	45	78	6	—
(ix) Interest received	38	19	20	109
(x) Interest paid	1,045	1,725	657	937
(xi) Net deposits (placed with)/withdrawn from related parties	(4,640)	(353)	(2,274)	83
(xii) Net loans (repaid to)/obtained from related parties	(19,657)	10,754	(12,195)	(2,544)

Notes:

(i)	Sales of goods represent the sale of crude oil, intermediate petrochemical products, petroleum products and ancillary materials.

(ii)
Purchases represent the purchase of material and utility supplies directly related to the Company’s operations such as the procurement of raw and ancillary materials and related services, supply of water, electricity and gas.

(iii)	Transportation and storage represent the cost for the use of railway, road and marine transportation services, pipelines, loading, unloading and storage facilities.

(iv)	Exploration and development services comprise direct costs incurred in the exploration and development of crude oil such as geophysical, drilling, well testing and well measurement services.

(v)
Production related services represent ancillary services rendered in relation to the Company’s operations such as equipment repair and general maintenance, insurance premium, technical research, communications, fire fighting, security, product quality testing and analysis, information technology, design and engineering, construction which includes the construction of oilfield ground facilities, refineries and chemical plants, manufacture of replacement parts and machinery, installation, project management and environmental protection.

(vi)
Ancillary and social services represent expenditures for social welfare and support services such as educational facilities, media communication services, sanitation, accommodation, canteens, property maintenance and management services.

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(vii)	Operating lease charges represent the rental paid to China Petrochemical Corporation for operating leases in respect of land, buildings and equipment.

(viii)	Agency commission income represents commission earned for acting as an agent in respect of sales of products and purchase of materials for certain entities owned by China Petrochemical Corporation.

(ix)
Interest received represents interest received from deposits placed with Sinopec Finance Company Limited and Sinopec Century Bright Capital Investment Limited, finance companies controlled by China Petrochemical Corporation. The applicable interest rate is determined in accordance with the market interest rate.

(x)	Interest paid represents interest charges on the loans and advances obtained from China Petrochemical Corporation and Sinopec Finance Company Limited.

(xi)	Deposits placed with/ withdraw from related parties represent net deposits placed with/ withdraw from Sinopec Finance Company Limited and Sinopec Century Bright Capital Investment Limited.

(xii)
The Group obtained or repaid loans from or to China Petrochemical Corporation and fellow subsidiaries. The calculated periodic balance of average loan for year ended 31 December 2009, which is based on monthly average balances, was RMB 51,934 million (2008: RMB 60,121 million).

X.	Opinions of Independent Financial Advisor

Sinopec Corp. has engaged ING Bank N.V. as the Independent Financial Advisor to the Transaction and advise the Independent Board Committee and the Independent Shareholders on the fairness of the consideration of the Transaction. Sinopec Corp. will include the opinions of the Independent Financial Advisor in the circular to the holders of H shares, and will also disclose such circular including such opinions of the Independent Financial Advisor on the website of SSE. The holders of A shares shall pay attention to the announcements on the website.

XI.	Checklist of Documents for Inspection

1.	Resolutions of the 5th Meeting of the 4th Session of the Board

2.	Opinions of the independent Directors

3.	Resolutions of the 4th Meeting of the 4th Session of the Board of Supervisors

4.	Purchase Agreement

5.	Deed of Novation

6.	Payment Deed

7.	Undertaking issued by China Petrochemical Corporation to Sinopec Corp.

8.	Financial statements for SSI

9.	Independent Valuation Reports

10.	Technical Report

11.	Letter of Independent Financial Advisor

XII	Definitions

In this announcement, unless otherwise indicated in the context, the following expressions have the meaning set out below:

	“1C”	low estimate scenario of contingent resources
	“2Ci”	best estimate scenario of contingent resources or volumes incremental to 1C
	“associates”	has the meaning ascribed thereto under the Hong Kong Listing Rules
	“BOC Cayman”	Bank of China Limited, Grand Cayman Branch
	“BOC Hong Kong”	Bank of China (Hong Kong) Limited

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“Block 18”	the crude oil block numbered 18 at the Lower Congo Basin on the seacoast of Angola, 50% participation interest of which is held by SSI
“Board”	the board of Directors of Sinopec Corp.
“Business Day”	any day (excluding Saturdays and Sundays) on which banks generally open for business in Hong Kong and the PRC
“Century Bright”	Sinopec Century Bright Capital Investment Limited, a company which is incorporated in Hong Kong
“China Petrochemical Corporation”	China Petrochemical Corporation, being the controlling shareholder of Sinopec Corp.
“China Sonangol”	China Sonangol International Holding Limited, a company which is incorporated in Hong Kong
“Company”	Sinopec Corp. and its subsidiaries
“Completion Date”	the completion date agreed in the Purchase Agreement, which is the fifth business day from the date on which all of the conditions precedent in respect of the Transaction have been satisfied or waived
“Deed of Novation”	the Deed of Novation concerning the Target Loan executed between SHI, SOOGL and SSI on 26 March 2010
“Directors”	the directors of Sinopec Corp.
“Hong Kong”	the Hong Kong Special Administrative Region
“Hong Kong Listing Rules”	The Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited
“Independent Board Committee”	an independent board committee of the Board comprising all the independent non-executive Directors, namely Liu Zhongli, Ye Qing, Li Deshui, Xie Zhongyu, Chen Xiaojin
“Independent Financial Adviser”
ING Bank N.V. a registered institute under the Hong Kong Securities and Future Ordinance, registered to conduct Type 1 (dealing in securities), Type 4 (advising on securities) and Type 6 (advising on corporate finance) regulated activities and the independent financial adviser to the Independent Board Committee and the Independent Shareholders in respect of the Connected Transactions

“Independent Shareholders”	Shareholders of Sinopec Corp. other than China Petrochemical Corporation and its associates
“Independent Valuation Reports”
the reports that China Enterprise Appraisals Co., Ltd. issues with November 30 2009 as the Valuation Date, in accordance with the relevant requirements for valuation of state-owned assets, including the Asset Valuation Report on the Proposed Transfer of the SSI Equity from SOOGL to SHI (ZQHPBZ [2010] No. 82-1) and the Asset Valuation Report on the Proposed Transfer of Part of the Loan from SOOGL to SHI (ZQHPBZ [2010] No. 82-2)

“Loan Acquisition”	an acquisition by SHI of the Target Loan
“KPMG Huazhen”	KPMG Huazhen Certified Public Accountants
“MOFCOM”	the Ministry of Commerce of the PRC
“NDRC”	the National Development and Reform Commission of the PRC
“New Bright”	New Bright International Development Limited, a company which is incorporation in Hong Kong
“New Connected Transactions”
the new connected transactions which arise between SSI and the subsidiaries of China Petrochemical Corporation after the completion of the Transaction, including: (1) the loan provided by Century Bright as one of the lenders in the syndication to SSI with the principal amount not more than USD 650 million with charge over cash flow and contractual right assignment provided by SSI to Century Bright; (2) the guarantee and cash flow charge provided by SSI to SOOGL as a security for the loan provided by SOOGL to SSI15, SSI17 and SSI18 with the principal uncapped; simultaneously, the cash flow charge provided by SSI as a security for the loan provided by SOOGL to New Bright and Sonangol E.P.; and (3) the loan provided by SSI to SSI15, SSI17 and SSI18 without any principal amount limit. The Payment Deed was executed between SHI and SOOGL for the loans and guarantees provided by SSI as described under items (2) and (3) above.

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“Ryder Scott”	Ryder Scott Company, L.P., an oil reserve valuation company
“Payment Deed”	the Payment Deed executed by SHI and SOOGL on 26 March 2010
“PRC”	the People´s Republic of China
“Purchase Agreement”	the sale and purchase agreement in respect of the Share Acquisition and the Loan Acquisition entered into between SHI and SOOGL on 26 March 2010
“RMB”	Renminbi, the lawful currency of the People´s Republic of China
“SEHK”	The Stock Exchange of Hong Kong Limited
“Share Acquisition”	an acquisition by SHI of the Target Shares
“SHI”	Sinopec Corporation Hongkong International Limited, a company which is incorporated in Hong Kong
“Shanghai Listing Rules”	the Listing Rules of Shanghai Stock Exchange
“Shareholder(s)”	the registered holder(s) of Sinopec Corp.
“Sinopec Corp.”	China Petroleum & Chemical Corporation, a joint stock limited company incorporated in the PRC with limited liability
“SIPC”	Sinopec International Petroleum Exploration & Production Corporation, a company which is established in Beijing
“SIPL”	Sinopec International Petroleum Exploration & Production Limited, which is registered in Beijing
“SOOGL”	Sinopec Overseas Oil & Gas Limited, a company which is incorporated in the Cayman Islands
“SSE”	Shanghai Stock Exchange
“SSI”	Sonangol Sinopec International Limited, a company which is incorporated in the Cayman Islands
“SSI15”	SSI Fifteen Limited
“SSI17”	SSI Seventeen Limited
“SSI18”	SSI Eighteen Limited
“Sonangol E.P.”	Sociedade Nacional de Combustíveis de Angola — Empresa Pública
“Target Company”	SSI
“Target Loan”
the shareholder´s loan provided by SOOGL to SSI with a cap of USD 2.465 billion (equivalent to approximately RMB 16.831 billion). As of 30 November 2009, SSI had utilized USD 2.326 billion (equivalent to approximately RMB 15.885 billion), and the outstanding principal balance (with accrued interest) of which amounted to USD 779,119,900 (equivalent to approximately RMB 5,319,824,400)

“Target Shares”	55% of the total issued share capital of the Target Company
“Technical Report”	the Report on the Estimation of Future Reserves and Incomes Related to the Interests that SSI Holds in Angolan Block 18 prepared by Ryder Scott with the Valuation Date
“Transaction”	an acquisition by SHI of the Target Shares and the Target Loan
“USD”	United States Dollars, the lawful currency of the United States of America
“Valuation Date”	30 November 2009

In this announcement, the data audited by KPMG Huazhen are extracted from financial statements issued by it, the other numbers involving the translation of USD amounts into RMB has been made at the rate of USD100 to RMB682.8, and the final numbers are rounded up. The data in the relevant agreements for inspection, financial statements and the Independent Valuation Reports shall prevail.

By Order of the Board China Petroleum & Chemical Corporation Chen Ge Secretary to the Board of Directors

Beijing, PRC, 26 March 2009

As at the date of this announcement, the non-executive directors are Messrs. Su Shulin, Zhang Yaocang, Cao Yaofeng, Li Chunguang and Liu Yun; the executive directors of Sinopec Corp. are Messrs. Wang Tianpu, Zhang Jianhua, Wang Zhigang, Cai Xiyou, Dai Houliang; the independent non-executive directors are Messrs. Liu Zhongli, Ye Qing, Li Deshui, Xie Zhongyu, Chen Xiaojin.

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Document 4

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 0386)

ANNOUNCEMENT

Amendments to the Articles of Association

Amendments to the Articles of Association

In order to satisfy the needs of Sinopec Corp. for construction capital in connection with certain construction projects, a resolution on the Proposal for the Issuance of Detachable Convertible Company Bonds with Warrants was reviewed and approved at the Third Extraordinary General Meeting for the year 2007. At the same meeting, the Board was authorized to make necessary and appropriate amendments to the Articles of Association, and to complete the filing and change of registration according to the actual exercise conditions upon exercise of the warrants. As of 3 March 2010, being the last exercise day, warrant holders have exercised 188,292 warrants, resulting in an increase of issued ordinary shares of Sinopec Corp. by 88,774 shares. The total number of issued shares of Sinopec Corp. was increased from 86,702,439,000 shares to 86,702,527,774 shares and the registered capital was increased from RMB86,702,439,000 to RMB86,702,527,774. The Board approved the resolution on the Amendments to the Articles of Association on 26 March 2010.

In order to satisfy the needs of China Petroleum and Chemical Corporation (“Sinopec Corp.”) for construction capital in connection with certain construction projects, a resolution on the Proposal for the Issuance of Detachable Convertible Company Bonds with Warrants was reviewed and approved at the Third Extraordinary General Meeting for the year 2007 held on 15 November 2007. At the same meeting, the board (the “Board”) of directors of Sinopec Corp. was authorized to make necessary and appropriate amendments to the articles of association (“Articles of Association”) of Sinopec Corp. (“Amendments to the Articles of Association”), and to complete the filing and change of registration according to the actual exercise conditions after the exercise of the warrants. As of 3 March 2010, being the last exercise day, warrant holders have exercised 88,292 warrants, resulting in an increase of the issued ordinary shares of Sinopec Corp. by 88,774 shares. The total number of issued shares of Sinopec Corp. was increased from 86,702,439,000 shares to 86,702,527,774 shares and the registered capital was increased from RMB86,702,439,000 to RMB86,702,527,774.

Amendments to the Articles of Association

On 26 March 2010，the Board approved the Amendments to the Articles of Association as follows:

Paragraph 2, Article 20 prior to the amendment:

The existing structure of the Company’s share capital is as follows: the total number of issued ordinary shares of the Company is 86,702,439,000 shares, out of these, 65,758,044,493 shares representing 75.84% of the total number of issued ordinary shares of the Company are held by the promoter, China Petrochemical Corporation; 4,163,906,507 shares representing 4.81% are held by domestic-listed domestic-invested shareholders; and 16,780,488,000 shares representing 19.35% are held by foreign-listed foreign-invested shareholders.

Paragraph 2, Article 20 after the amendment:

The existing structure of the Company’s share capital is as follows: the total number of issued ordinary shares of the Company is 86,702,527,774 shares, out of these, 65,758,044,493 shares representing 75.84% of the total number of issued ordinary shares of the Company are held by the promoter, China Petrochemical Corporation; 4,163,995,281 shares representing 4.81% are held by domestic-listed domestic-invested shareholders; and

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16,780,488,000 shares representing 19.35% are held by foreign-listed foreign-invested shareholders.

Article 23 prior to the amendment:

The registered capital of the Company is RMB 86,702,439,000.

Article 23 after the amendment:

The registered capital of the Company is RMB 86,702,527,774.

By Order of the Board China Petroleum & Chemical Corporation Secretary to the Board of Directors Chen Ge

Beijing, 26 March 2010

As at the date of this announcement, the non-executive directors are Messrs. Su Shulin, Zhang Yaocang, Cao Yaofeng, Li Chunguang and Liu Yun; the executive directors of Sinopec Corp. are Messrs. Wang Tianpu, Zhang Jianhua, Wang Zhigang, Cai Xiyou, Dai Houliang; the independent non-executive directors are Messrs. Liu Zhongli, Ye Qing, Li Deshui, Xie Zhongyu, Chen Xiaojin.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By:	/s/ Chen Ge
Name:	Chen Ge
Title:	Secretary to the Board of Directors

Date: March 29, 2010